   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1999

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      DIGITAL ENTERTAINMENT NETWORK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7812                           65-06076396
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (IRS EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                 2230 BROADWAY,
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 998-9200
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 ALAN L. FRIEL
                CHIEF ADMINISTRATIVE OFFICER AND GENERAL COUNSEL
                                 2230 BROADWAY
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 998-9200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

            GARY OLSON                       MARK A. CONLEY                      MARC ROSSELL
         DAVID M. HERNAND                    SUSAN A. GRODE                  SHEARMAN & STERLING
         LATHAM & WATKINS                KATTEN MUCHIN & ZAVIS              599 LEXINGTON AVENUE,
      633 WEST FIFTH STREET,           1999 AVENUE OF THE STARS,           NEW YORK, NEW YORK 10022
            SUITE 4000                         SUITE 1400
  LOS ANGELES, CALIFORNIA 90071      LOS ANGELES, CALIFORNIA 90067

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF SECURITIES                   AGGREGATE OFFERING                AMOUNT OF
                    TO BE REGISTERED                              PRICE(1)(2)                 REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share..................          $75,000,000                     $20,850
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Includes shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 1999

                                  ,000,000 Shares

                   [DIGITAL ENTERTAINMENT NETWORK, INC. LOGO]

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be
between $     and $     per share. We have applied to list our common stock on
The Nasdaq Stock Market's National Market under the symbol "DENX".

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

  INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 10.

                                                                       UNDERWRITING
                                                         PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                          PUBLIC        COMMISSIONS         DEN
                                                       -------------   -------------   -------------
Per Share............................................     $               $                 $
Total................................................     $               $                 $

     Delivery of the shares of common stock will be made on or about
            , 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                LAZARD FRERES & CO. LLC
               The date of this prospectus is             , 1999.

                          [INSIDE COVER -- GATE FOLD]

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
PROSPECTUS SUMMARY.................      4
RISK FACTORS.......................     10
USE OF PROCEEDS....................     26
DIVIDEND POLICY....................     26
FORWARD-LOOKING STATEMENTS.........     26
CAPITALIZATION.....................     27
DILUTION...........................     29
SELECTED FINANCIAL DATA............     30
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS........     32
BUSINESS...........................     41

                                       PAGE
                                       ----
MANAGEMENT.........................     66
PRINCIPAL STOCKHOLDERS.............     82
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS.....................     86
DESCRIPTION OF CAPITAL STOCK.......     90
SHARES ELIGIBLE FOR FUTURE
  SALE.............................     95
UNDERWRITING.......................     97
NOTICE TO CANADIAN RESIDENTS.......     99
LEGAL MATTERS......................    101
EXPERTS............................    101
ADDITIONAL INFORMATION.............    101
INDEX TO FINANCIAL STATEMENTS......    F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL              , 1999, 25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING,
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

                                      DEN

     DEN is pioneering the production and delivery of Internet-based digital entertainment and information services to redefine the entertainment experience for a new generation. We have created a digital media network to provide a single online destination for youth between the ages of 14 and 24 to access original, youth-oriented, interactive entertainment and music, participate in building online communities and purchase consumer goods and services.

     We seek to revolutionize youth entertainment by creating a rich hybrid experience that combines the best aspects of television and the Internet. Our network features a new format of original, interactive programming similar in appearance to television, consisting of short-format, linear video content surrounded by related interactive multimedia content and activities. We produce our programming specifically for online distribution, which our users can access at the widely used connection speed of 56.6 kbps (kilobits per second) as well as at higher connection speeds. We intend to distinguish our brand by integrating music, community features and electronic commerce specifically targeted to our youth audience into our programming and across our network.

                               MARKET OPPORTUNITY

     Our target audience forms the core of a demographic group commonly referred to as "Generation Y," which consists of approximately 77 million people in the United States between the ages of five and 24. We believe that the market for Generation Y entertainment is currently underserved by both traditional and online media, which are not tailored to the interests of today's culturally diverse youth. While many traditional media companies have attempted to use the Internet to supplement their content, most of their online content is static, information-based and aimed at adults. We believe that we can create a brand that addresses the needs of this market by combining high-quality, cutting-edge, interactive content targeted at today's youth.

     Generation Y has emerged as a critical consumer group for advertisers because members of Generation Y wield significant purchasing power and influence purchasing decisions made by members of other demographic groups. In addition, advertisers have discovered that traditional methods of advertising do not target Generation Y effectively. We believe that our network enables advertisers to reach Generation Y more effectively through a format that combines the interactive benefits of the Internet with audiovisual content.

                                THE DEN SOLUTION

     We provide a unique entertainment solution for Generation Y:

     - One-stop entertainment network. We have established a single destination (located at www.DEN.net and www.DEN.com) for various sub-groups of Generation Y to access original, youth-oriented video programming, games, interactive content and music, and to participate in community features and electronic commerce.

     - Original interactive programming. Our original interactive programming includes reality-based programs, music-related shows, comedies, dramas, sports, news, talk shows and special events.

     - Music. We integrate popular music into our network to enhance our programming, promote music talent and produce, distribute and sell music to our users. We also have established >en. music group as our own record label and plan to use the full capability of our network to promote its artists.

     - Community. Our focused programming encourages our users to participate in interest-specific online communities, which may feature related free services such as chat rooms, games, personal home pages, interactive forums, user submission areas and e-mail.

     - Commerce. We intend to encourage purchases of products offered on our network and integrated into our programming by making the electronic shopping experience of users immersive, entertaining and relevant to their interests.

     We provide a unique solution for our advertisers to reach Generation Y:

     - Access to a broad youth audience. We offer advertisers access to our broad target audience by aggregating various sub-groups of Generation Y on a single network. We believe that our interactive content and community features will increase the amount of time that our users spend on our network, enhancing the value of our user base to sponsors and advertisers and maximizing electronic commerce opportunities.

     - Innovative online advertising solutions. We offer new forms of advertisement that are integrated into our programming, including "Hypermercials," in which a user is prompted when an advertiser's product appears or is referred to in one of our shows, allowing the user to purchase the product online without having to leave our network.

     - Sponsorships. We offer a limited number of "charter sponsorships" to companies who wish to explore new methods of digital media advertising on our network.

     - Commerce. By combining our highly-targeted advertising with contextualized electronic commerce opportunities, which are integrated into our programming and across our network, we intend to convert user interest in products viewed on our network to actual purchases.

     We expect to generate revenues initially through the sale of sponsorships and advertising and increasingly through electronic commerce, promotions and sales of music, and license fees from Internet Service Providers and other distributors of digital media that host our content on their networks. As of September 1, 1999, we have entered into three sponsorship agreements providing for an aggregate of $7.5 million in cash and barter advertising revenues through December 2000. We use cost-effective methods to produce our programming and deliver our content, and we have the ability to easily expand our programming offerings to create new forums for advertisers to reach our target audience and present them with new electronic commerce opportunities.

     We began webcasting on May 10, 1999, and have since premiered 13 original program series. To coincide with our formal launch and expanded marketing campaign, we plan to premiere approximately seven additional series by the end of October 1999. All of our shows are archived and available for viewing on-demand, and we intend to release new episodes of most series on a weekly basis.

                               KEY RELATIONSHIPS

     We have formed relationships with major advertisers, technology companies and providers of capital to Internet and entertainment companies that we believe will increase our brand awareness and assist us in attracting new advertisers, content distributors, and entertainment and technology partners. Our charter sponsors include Ford Motor Company, Microsoft Corporation and Pepsi-Cola, each of which has agreed to pay us in cash and barter in exchange for promoting their companies and products on our network during our first year of programming. Microsoft also has agreed to provide us with royalty-free licenses for certain software products and work with us to develop networking and technology partnerships. Our investors include Cassandra Chase Entertainment Partners, LLC, Chase Capital Partners, Dell Computer Corp., Microsoft, Exodus Communications, Inc. and seven members of our senior management.

                                MANAGEMENT TEAM

     We have assembled a management team comprised of individuals experienced in television production and distribution, Internet infrastructure and technology, the music industry, and advertising and marketing. The key members of our team include the founders of Concentric Network Corporation, one of the first national Internet Service Providers; two of the founders of Channel One Network, a national in-school television network targeted at teenagers; the former President of Walt Disney Network Television and Touchstone Television; the former Chief Operating Officer and Chief Financial Officer of HBO Ole, Home Box Office's Latin American venture; and a former Microsoft executive who guided its streaming media initiatives. >en. music group is co-led by the former President and Chief Executive Officer of Capitol Records and an established music manager of such acts as Beastie Boys, Beck, Foo Fighters and Nirvana.

                                  OUR OFFICES

     We are a Delaware corporation that was incorporated in 1996. Our principal executive offices are located at 2230 Broadway, Santa Monica, CA 90404, and our telephone number is (310) 998-9200.

     Information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by us.....                  shares

Common stock to be outstanding
  after the offering...........                  shares

Use of proceeds................   We intend to use the net proceeds from the
                                  offering for the following:
                                  - production of original programming and
                                    content;
                                  - brand promotion;
                                  - development of >en. music group's
                                    operations;
                                  - development of our Web site and network
                                    infrastructure;
                                  - development of new products and services;
                                    and
                                  - general corporate purposes and potential
                                    acquisitions.

Proposed Nasdaq National Market
  symbol.......................   "DENX"

     The information above is stated as of July 31, 1999. The aggregate number of shares that will be outstanding after the offering does not include 1,917,987 shares subject to outstanding options and 655,906 shares subject to outstanding warrants as of July 31, 1999. See "Capitalization."

                   CONVENTIONS THAT APPLY TO THIS PROSPECTUS

     Unless we indicate otherwise, the information contained in this prospectus reflects the following:

        - a 1.5-for-1 split of our common stock to be effected immediately prior to the closing of this offering;

        - the automatic conversion of our outstanding preferred stock into 5,519,855 shares of common stock and the conversion of outstanding convertible notes held by our founders into 6,253,593 shares of common stock upon the closing of this offering; and

        - no exercise by the underwriters' of their over-allotment option to
          purchase up to      shares of common stock.

     Unless the context requires otherwise, references in this prospectus to "we," "us," "our" and "DEN" refer to Digital Entertainment Network, Inc. and our wholly-owned subsidiaries March Productions, Inc., Prompt Productions, Inc., >en.(3), DEN Administrative Services, Inc., DEN Marketing Services, Inc. and >en. music group. DEN has applied for the following trademarks and service marks: DEN, >en., den.net, den.com, >, The DEN, DEN(3), >en.(3), AdviceDEN, DENmail, DENmercial, MailDEN, MyDEN, TalkDEN, tvDEN, YourDEN, FashionDEN, LoveDEN, PsychicDEN, NewsDEN, SportsDEN, MusicDEN, KidsDEN, DormDEN, HelpDEN, Alternet Productions, MarCh Productions, Prompt Productions, See What You Want To See, Prompt Player, Aggronation, Fear of a Punk Planet, Frat Ratz, Chang Gang, Cocktails With Cocksure, Exoticom, LimoZeno, Concrete, ConfiDENtial, DEN-O-Matic, DENRadio, Soundtrax, Tales from the East Side, The Y-Files, True Confessions, Virtual Rave, XYZ, >en. music, Digifeature, Direct Drive, En La DEN, Hip Hop Massive, Liquid Soul, Rated DG, Redemption High, Royal Standard, Cybermercial, Intermercial and Hypermercial. This prospectus also includes trade dress, trade names and trademarks of other companies. Use or display by DEN of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with or endorsement or sponsorship of DEN by the trademark or trade dress owners.

                             SUMMARY FINANCIAL DATA

     The following table sets forth our summary financial data. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The weighted average shares do not include any common stock equivalents because such inclusion would have been anti-dilutive. See the financial statements and related notes appearing elsewhere in this prospectus for the determination of shares used in computing basic and diluted net loss per share.

     The "pro forma" basic and diluted net loss per share data gives effect to:

     - the conversion of outstanding shares of our preferred stock into 36,375 shares of common stock at December 31, 1998 and 1,871,563 shares of common stock at June 30, 1999; and

     - the conversion of outstanding convertible notes held by our founders into 984,594 shares of common stock at December 31, 1998 and 5,914,977 shares of common stock at June 30, 1999.

                               PERIOD FROM                                      SIX MONTHS
                              JUNE 4, 1996           YEAR ENDED               ENDED JUNE 30,
                             (INCEPTION) TO         DECEMBER 31,               (UNAUDITED)
                              DECEMBER 31,     -----------------------   ------------------------
                                  1996            1997         1998         1998         1999
                             ---------------   ----------   ----------   ----------   -----------
                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues...................     $     --       $       --   $       --   $       --   $        --
Loss from operations.......         (434)            (222)      (6,890)        (698)      (19,901)
Net loss...................         (434)            (222)      (7,090)        (698)      (20,047)
Net loss per share:
  Basic and diluted........     $  (0.54)      $    (0.07)  $    (0.99)  $    (0.10)  $     (2.68)
                                ========       ==========   ==========   ==========   ===========
  Weighted average
     shares................      800,568        3,315,033    7,186,941    7,021,773     7,489,584
                                ========       ==========   ==========   ==========   ===========
Pro forma net loss per
  share:
  Basic and diluted........     $  (0.54)      $    (0.07)  $    (0.84)  $    (0.10)  $     (1.30)
                                ========       ==========   ==========   ==========   ===========
  Weighted average
     shares................      800,568        3,315,033    8,207,910    7,021,773    15,276,124
                                ========       ==========   ==========   ==========   ===========

     For our balance sheet data as of June 30, 1999, the "pro forma" column gives effect to:

     - our issuance of 47,537 shares of Series C Convertible Preferred Stock in a private offering in September 1999; and

     - the conversion of outstanding shares of our preferred stock into 5,519,855 shares of common stock and the conversion of outstanding convertible notes held by our founders into 6,253,593 shares of common stock upon the closing of this offering.

     The "pro forma as adjusted" column reflects the preceding "pro forma"
adjustments plus our receipt of the estimated net proceeds of $     million from
the sale of the common stock offered in this offering at an assumed initial
public offering price of $     per share after deducting the underwriting
discount and estimated offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

                                                            AS OF JUNE 30, 1999
                                                                (UNAUDITED)
                                                    -----------------------------------
                                                                 PRO        PRO FORMA
                                                    ACTUAL      FORMA      AS ADJUSTED
                                                    -------    -------    -------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.........................  $18,585    $26,904       $
Working capital...................................    6,888     15,207
Total assets......................................   25,076     33,395
Convertible notes payable.........................    7,061         --
Total stockholders' equity........................   12,153     27,584

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the following risks relating to our business and our common stock, as well as the other information in this prospectus, before you decide to buy any of our common stock.

                     RISK FACTORS RELATED TO OUR OPERATIONS

WE ARE A DEVELOPMENT-STAGE COMPANY, AND WE EXPECT TO ENCOUNTER RISKS AND DIFFICULTIES FACED BY DEVELOPMENT-STAGE COMPANIES IN NEW AND EVOLVING MARKETS.

     We are a development-stage company and have a limited operating history. We were incorporated in 1996 and tested distribution of our original entertainment content over the Internet on a trial basis in April 1998. We began webcasting on May 10, 1999. We have only recently begun our marketing efforts to drive traffic to our network and do not yet have a significant user base. We face the risks, expenses and difficulties that companies frequently encounter in their early stage of development, particularly companies in new and rapidly-evolving markets, such as the markets for online distribution of video programming, retailing and distribution of music. These risks include our potential inability to:

     - create original programming and music that appeals to our target audience;

     - attract and retain sponsors and advertisers;

     - respond to competitive developments;

     - continue to attract, retain and motivate qualified people; and

     - continue to upgrade our technologies.

     We cannot assure you that we will be successful in addressing these risks.

WE HAVE A HISTORY OF LOSSES AND EXPECT CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

     As a development-stage company, we have generated no revenues and have incurred losses since inception. We expect to continue to operate at a loss for the foreseeable future as we fund operating and capital expenditures in areas such as content development, brand promotion, sales and marketing and operating infrastructure. As of June 30, 1999, we had an accumulated deficit of approximately $27.8 million. We cannot assure you that we will become profitable or that our cash flow will become positive at any time in the foreseeable future, or at all. We have received a report from our independent auditors as of September 17, 1999 containing an explanatory paragraph that describes uncertainty as to our ability to continue as a going concern because we did not have sufficient resources to meet our operating needs for at least the next twelve months.

OUR LIMITED OPERATING HISTORY MAKES FORECASTING OUR REVENUES AND EXPENSES DIFFICULT.

     As a result of our limited operating history, it is difficult to forecast our revenues accurately, and we have no meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future revenues, and our expenses are to a significant extent fixed. Operating results are difficult to forecast because they depend in large part on the number and timing of advertising agreements we enter into with our sponsors and advertisers and the volume of our electronic commerce. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our operating results in any given quarter to be lower than expected.

OUR QUARTERLY FINANCIAL RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY, WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO PREDICT OUR FUTURE PERFORMANCE.

     We expect that our operating results will fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

     - our ability to attract and retain users of our network;

     - our ability to introduce new services or products;

     - the announcement or introduction of new Web sites, services or products by our competitors;

     - our ability to upgrade and develop our systems and infrastructure to accommodate growth and changes in technology;

     - our ability to attract and retain advertisers and sponsors, particularly those willing to enter into long-term contracts;

     - the growth of the Internet as an advertising medium;

     - the timing, cost and availability of advertising in traditional media and on other Web sites and online services;

     - the seasonality of Internet usage, which generally decreases during summer months;

     - technical difficulties or service interruptions;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and

     - consumer trends and popularity of specific types of video and music entertainment and information services.

     Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely on them as an indication of future performance. In addition, it is possible that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would almost certainly be materially and adversely affected.

WE HAVE A LIMITED NUMBER OF SPONSORS AND LIMITED EXPERIENCE WITH OUR SPONSORSHIP MODEL.

     Our revenues currently depend on securing sponsorships that provide some of our advertising sponsors with exclusivity within a product or service category and product promotion that is embedded in our programming. We have limited experience with this sponsorship model and, as of the date of this prospectus, we have signed agreements with only three sponsors. The loss of one or more of our sponsors that provide a material portion of our revenues would have a material adverse effect on our business, results of operations and financial condition. We anticipate that, for the foreseeable future, a limited number of sponsors will account for a significant portion of our revenues. Prospective sponsors may not be interested in entering into these sponsorships at the rates we set, if at all. Our business will suffer if we are unable to maintain these arrangements with our existing sponsors and secure additional sponsors. In addition, the contracts with our sponsors contain provisions that require us to provide additional advertising in the future at no cost to the sponsor, should our network not achieve a minimum number of impressions, or times an advertisement is presented to a viewer, over certain periods. If we fail to reach these targets and are required to deliver additional viewer impressions beyond the periods paid for by our sponsors, we will have a smaller inventory of impressions to deliver to future sponsors and advertisers, and, consequently, our revenues may suffer.

     In addition, some of the shows on our network contain, and will continue to contain, content that could be construed as politically or culturally controversial. This content may cause current and potential sponsors or advertisers to refuse to do business with us because of potential negative reactions to this content by some users, parents or parent groups, commentators and the media.

OUR EXISTING SPONSORSHIP CONTRACTS PROVIDE FOR A SUBSTANTIAL AMOUNT OF OUR SPONSORSHIP FEES TO BE PAID IN BARTER. IF WE ARE UNABLE TO GENERATE FURTHER CASH REVENUES FROM OUR SPONSORS, OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     Our sponsors provide us with products and services which aid in the promotion of our brand as partial compensation for placing their advertisements on our network. For example, a sponsor might assign to us a portion of its advertising time in other media, provide a link to our network on its own Web site, subsidize certain production costs or provide its products for use in our promotional give-aways. In our first twelve months of operations, we expect revenues from these "barter" transactions to account for over two-thirds of our total revenues. Barter revenues likely will continue to represent a significant portion of our total revenues in 2000 and in future periods. These transactions do not generate any cash revenues but enable us to promote our brand without any expenditure of our cash resources. To the extent our revenues continue to include substantial barter revenues, we may not be able to pay all of our expenses, and our results of operations would be adversely affected.

OUR PROGRAMMING MAY NOT INITIALLY APPEAL TO OUR TARGET AUDIENCE OR MAY NOT BE ABLE TO SUSTAIN THE INTEREST OF OUR TARGET AUDIENCE OVER TIME.

     We expect to derive a substantial portion of our future revenues from sales of advertising which will be incorporated into our entertainment programming. Our future revenues will therefore depend upon continued demand for the entertainment that we provide. A key element of our programming strategy is to tailor individual programs to appeal to specific interests of individual sub-groups of our target audience. Because of the difficulty in gauging the tastes and preferences of each of these sub-groups, some of our programs may find a dedicated niche audience more readily than others. In addition, the popularity of certain categories of programs among consumers may vary over time due to subjective values and societal and consumer trends in general. These trends may cause significant fluctuations in our operating results from one quarter to the next. If we are unable to create and maintain consumer demand for our programs, our business would be materially and adversely affected.

IF WE CANNOT BUILD STRONG BRAND LOYALTY, OUR BUSINESS MAY SUFFER.

     We expect that the development of our brand in the short-term will be largely attributable to a strategy of word-of-mouth and street-level advertising and promotional campaigns targeted at the opinion leaders and trendsetters of Generation Y. However, we believe strengthening our brand through other means is critical to our widespread acceptance, particularly in light of the competitive nature of our market. Successfully promoting and positioning our brand will depend largely on our marketing efforts and ability to provide high-quality products and services. In order to maximize the promotion of our brand, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty
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

among users. We cannot guarantee that brand promotion activities will yield increased revenues or that any such revenues will offset the expenses we incur in building our brand. Further, we cannot guarantee that any new users attracted to our network will continue to watch our programming on a regular basis. Failure to promote and maintain our brand cost-effectively or the failure of our existing or future strategic relationships to promote our brand or increase brand awareness would materially and adversely affect our business, results of operations and financial condition.

OUR PROGRAMMING MAY NOT ATTRACT USERS WITH DEMOGRAPHIC CHARACTERISTICS VALUABLE TO OUR SPONSORS AND ADVERTISERS.

     Our future success depends upon our ability to deliver compelling entertainment programming and information services over the Internet that will attract users with demographic characteristics valuable to our sponsors and advertisers. Much of our original programming is targeted at specific niche audiences within our target audience, some of which may not prove valuable to our sponsors and advertisers. If we are unable to develop programming that attracts a loyal user base possessing demographic characteristics attractive to sponsors and advertisers, our results of operations would be adversely affected.

WE HAVE LIMITED EXPERIENCE DEVELOPING AND DISTRIBUTING A COMPREHENSIVE PROGRAMMING LINEUP.

     We have limited experience in developing entertainment content and information services for the Internet. The diversity of our target audience requires us to produce a wide array of original programs. Initially, this will require us to produce many of our programs on concurrent schedules. We have not yet begun producing all of our planned shows and may lack the resources to produce them with the frequency our production schedule requires. Our business will suffer if we are unable to develop and distribute a comprehensive programming schedule.

OUR BUSINESS VENTURES TO PROMOTE, PRODUCE AND DISTRIBUTE MUSIC ARE HIGHLY SPECULATIVE, AND WE MAY NOT SUCCEED IN ATTRACTING MUSICAL TALENT THAT APPEALS TO OUR USERS OR CONSUMERS GENERALLY.

     We have formed our music services division to promote and sell music on our network. We intend to promote artists by integrating their work and image into our programming. Therefore, the success of our promotional efforts depends in part on the ability of our programming to draw traffic to our network. If we are unsuccessful in creating a significant audience for our programming, we will not be able to provide the promotional opportunities necessary to attract artists and their record labels, which could have a material adverse effect on the results of operations of our music services division.

     We have also formed >en. music group to establish a music label and publishing company that will sign new artists and songwriters and distribute their music through our network and traditional music retail channels. This is a highly speculative venture to which we have committed $20 million dollars over the next three years. Although we have hired experienced music industry management to lead >en. music group and expect to attract new talent by offering more favorable economic terms and other benefits than traditional music companies, starting a new music business of any type involves significant risk. To establish its business, >en. music group must attract and sign music artists to recording contracts, sign songwriters to publishing contracts, produce and publish music and establish systems to distribute music to consumers. We cannot assure you that we will succeed in attracting musical talent that will appeal to our users and consumers generally, that we will be able to distribute and sell music through our network and other distribution channels, or that >en. music group will become profitable.

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

OUR LONG-TERM ABILITY TO EXPAND OUR REVENUE BASE DEPENDS IN PART UPON THE GROWTH OF THE ELECTRONIC COMMERCE MARKET.

     Part of our strategy is to offer our users electronic commerce opportunities on our network that tie in with our programming and the DEN brand. If electronic commerce does not grow, or grows more slowly than expected, we may not succeed in expanding our revenue base to include significant electronic commerce revenues. As a result, our long-term success depends in part on widespread market acceptance of electronic commerce. A number of factors could prevent such acceptance, including the following:

     - electronic commerce is at an early stage, and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

     - increased government regulation or taxation may adversely affect the viability of electronic commerce; and

     - adverse publicity and consumer concern about the security of electronic commerce transactions could discourage its acceptance and growth.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT, TRAIN AND RETAIN ADDITIONAL HIGHLY QUALIFIED MARKETING, MANAGERIAL, CREATIVE AND TECHNICAL PERSONNEL, OUR BUSINESS MAY SUFFER.

     Our future success significantly depends on the continued services and performance of our senior management and other key personnel. We have assembled a senior management team comprised of key creative, financial, managerial, marketing and technical talent. The loss of the services of any of our senior management or other key employees could negatively impact our ability to carry out our business plan. The loss of Gary Gersh and John Silva in particular could have a significant adverse effect on our record label's ability to attract and retain top musical talent. Our new employees include a number of key managerial, technical and creative personnel who have not yet been fully integrated into our operations, and our future success depends upon their ability to work together effectively.

     Our future success also depends on our ability to identify, attract, hire, train, retain and motivate additional highly-skilled managerial, technical, creative and other personnel. Competition for such personnel is intense, and we cannot guarantee that we will be able to attract, assimilate or retain sufficiently qualified personnel. Our failure to attract, integrate and retain the necessary managerial, technical, creative and other personnel could have a material adverse effect on our business.

IF OUR NETWORK IS NOT RELIABLE, OUR OPERATIONS MAY BE ADVERSELY AFFECTED.

     Our ability to generate a large number of users of our network's Web site is essential to our business strategy. Accordingly, the satisfactory performance, reliability and availability of our network's Web site, processing systems and infrastructure are critical to our reputation and our ability to attract and retain both a large audience for our entertainment content and information services and advertisers to sponsor that programming. We currently host our network at hosting facilities managed by Exodus Communications, Inc. We also have a network arrangement with INTERVU, Inc. to serve our video content through its nationwide network of data centers. Although our network is not reliant upon any single service provider and has contingency and redundancy capabilities, our network is nonetheless vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond our control. Any system interruptions that result in a decline in the use of our network or availability of our service could negatively impact the sales of our advertising, which we expect will constitute a substantial portion of our revenues. Interruptions of service also may

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

diminish the attractiveness of our programming and services and inhibit electronic commerce opportunities.

     Significant increases in the volume of traffic on our network or in the number of our programs being visited by users will require us to expand and upgrade our technology, processing systems and network infrastructure. In addition, we may add additional features and functionality to our services that would result in the need to develop and further upgrade our existing technology or network infrastructure. We cannot guarantee that we will be able to project accurately the rate or timing of increases, if any, in the use or number of our services or expand and upgrade our systems and infrastructure to accommodate such increases or additions in a timely manner. Failure to take these or other actions may cause unanticipated system disruptions, slower response times and impaired quality of the user's experience on our network, any of which could have a material adverse effect on our business, results of operations and financial condition.

     We are also dependent upon Web browsers, Internet Service Providers and online service providers to provide Internet users with access to our network. Users may experience difficulties accessing or using our network due to system failures or delays unrelated to our systems. These difficulties may negatively affect the audio and video quality of our content or result in intermittent interruption in our programming. Any such sustained failure or delay could reduce the attractiveness of our network to users and advertisers and adversely affect our business, results of operations and financial condition.

OUR SUCCESS DEPENDS ON THE DEVELOPMENT AND CONTINUED AVAILABILITY OF THE INTERNET AND OTHER DIGITAL DELIVERY SYSTEMS AT AFFORDABLE PRICES.

     Our business requires that we transmit large amounts of data over the Internet and other digital delivery systems to users accessing our network. Like all Internet content providers, we pay fees to access the delivery systems and transmit our media content to users. We have entered into agreements with third parties to maintain data centers to store our content and transmit our programming to our users. Although these third parties currently have sufficient network capacity to satisfy our needs at prices that we consider reasonable, we cannot guarantee that they will be able to provide us sufficient capacity if our need for capacity grows significantly or that such increased capacity will be available at an acceptable price.

     We intend to pursue a strategy of partnering with network affiliates to store a portion of our media content on their network servers and transmit such content to other subscribers directly over local networks, avoiding use of public and private Internet connections. If we do not succeed with this strategy we will continue to incur significant costs for transmitting our current programming over the Internet. Moreover, if we do not succeed with our network affiliate strategy and a significant portion of our users move to higher-speed connections to access our programming, our costs of transmitting content over the Internet could increase significantly over current levels, which would have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO KEEP PACE WITH ADVANCES IN TECHNOLOGY, CONSUMERS MAY STOP USING OUR SERVICES AND REVENUES WILL DECREASE.

     The Internet, the entertainment industry and the electronic commerce industry continue to encounter rapid technological change, changes in user requirements and preferences, new products and services embodying new technologies, and changes in new industry standards and

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

practices. These factors could render our technology and systems obsolete. Our performance will depend in part on our ability to:

     - continue to enhance our existing services;

     - develop new technology that addresses the increasingly sophisticated needs of our users, sponsors and advertisers; and

     - license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

     We may not be successful in using new technologies effectively or adapting our network to user requirements or to emerging entertainment or electronic commerce industry standards. If we are unable to adapt to these developments, our business, financial condition and results of operations would be materially and adversely affected.

     Although we believe the original nature of our content will draw users to our network initially, our long-term ability to maintain interest in our programming may depend on our ability to improve the audio and visual quality of our content. The clarity, smooth transmission and overall quality of our images and sounds are directly related to how quickly digital information can reach our users' computers. Therefore, our long-term success may depend on the increasing availability of high-speed Internet connection technologies at prices affordable to our users. Such technologies currently have a limited availability nationally, and their cost is prohibitive for many Internet users. If high-speed connection services do not become more widely available to the public, or if such services are too costly for most of our target audience to afford, growth in the use of our services may fall short of expectations, and our results of operations may be materially and adversely affected.

OUR PROGRAM PRODUCTION COSTS ARE UNCERTAIN AND COULD BE HIGHER THAN WE ANTICIPATE, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our business plan assumes that, through the use of technical advances in digital production technology and new strategies for cost savings in the traditional areas of video entertainment production, we can produce programming at a cost significantly less than that of comparable network television programming. Our ability to attract writers, directors or performers at rates significantly lower than those for television productions could be adversely affected by unions representing these employee groups or by the loss of our ability to attract and retain such employees at such lower rates. Our development of successful program production is subject to all of the risks inherent in producing audiovisual content, and we are not certain that our cost-saving strategies will yield programming of acceptable quality within the budgets we currently contemplate. If we are not able to operate at our projected production cost levels, our business, financial condition and results of operations would be adversely affected.

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

THE HOME ENTERTAINMENT, MUSIC, ADVERTISING AND ELECTRONIC COMMERCE MARKETS ARE FIERCELY COMPETITIVE, WHICH COULD LIMIT OUR MARKET SHARE AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     VIDEO AND ONLINE ENTERTAINMENT

     The video and online entertainment market is intensely competitive, and we expect that competition will increase. Consumers in this market currently spend time viewing broadcast television, cable television, satellite television and home videos and playing video games, where content is provided by numerous well-established companies. In addition, numerous companies offer online entertainment, with an increasing number offering video, graphic or animation content. These companies include:

     - publishers and distributors of traditional video media, such as television and film, including the broadcast networks, cable networks, film studios and their Internet affiliates such as Disney's Go.com and Viacom's MTV Online Networks;

     - online services or Web sites that offer or intend to offer video entertainment over the Internet or broadband, such as Broadcast.com, Pseudo.com, AFI, Wirebreak Entertainment, Shockwave.com, CRAPtv, AtomFilms, Mediatainment, Streamland, Tranz-send Broadcasting Network, Moviehead.com, Brilliant Digital Entertainment, Honkworm.com, Sync.com, Intertainer and Warner Brothers' Entertaindom;

     - online services providing content or community activities such as America Online, GeoCities, PeopleLink, Animalhouse.com, The Palace and TalkCity;

     - online video-gaming sites which allow for multiple users to play video-games against each other over the Internet such as mplayer.com, Uproar, Electronic Arts/Ultima Online, IGN.com, Blizzard Entertainment, Sony Online Entertainment and Nintendo.com;

     - Generation Y-targeted Internet sites such as Peelworld.com, Sputnik7.com, SlackerTV, Slywire.com, Bolt, Alloy Online and iturf;

     - Web retrieval and other Web "portal" companies, including Yahoo, Lycos, Excite@Home, and Infoseek; and

     - telecommunications companies with access to a large base of end users, including regional "Bell" companies, long distance service providers such as AT&T and Sprint and digital subscriber line providers such as Bell Atlantic and US West.

     Many of these companies have substantially greater financial, technical, personnel and other resources than DEN, and many have established reputations for success in the creation of entertainment programs.

     MUSIC

     Our music services division and our record label, >en. music group, face competition from traditional recording companies and other companies that promote, produce, distribute and/or sell music through traditional or online methods, often with greater financial, technical, personnel and other resources than we or >en. music group have. These companies include:

     - Internet music information sites, such as SonicNet, Ultimate Band List and iMusic, and sites such as Launch.com and MP3.com, which provide online promotion and distribution for established or developing musical talent;

     - traditional record companies, particularly those such as Universal Music and Sony Music, which intend to begin offering their catalogs of popular music in a downloadable format on the Internet;

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

     - Music promotion companies in cable and broadcast television, such as MTV or VH-1; and

     - online retail compact disc outlets, such as Amazon.com, CDNow and CD Universe.

     We depend upon the unique nature of our business model to provide us and >en. music group with a competitive advantage. However, these business models are untested and may not compete effectively with existing methods of music promotion development and distribution.

     ADVERTISING

     We compete with traditional media, such as television, radio and print, for a share of advertisers' total advertising budgets. Many of our competitors in the traditional media have larger and more established sales organizations than ours and have greater name recognition and more established relationships with advertisers and advertising agencies than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to attract users and advertisers than we can. In addition, several of these traditional media companies have formed alliances with other Internet companies, which may result in them favoring these other Internet companies' Web sites.

     There is intense competition for the sale of advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project the level of Internet advertising revenue that will be realized generally or by any specific company. In addition, the available inventory of advertising space on the Internet and elsewhere has recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements. A reduction in our advertising revenues would have a material adverse effect on our business, results of operations and financial condition.

     ELECTRONIC COMMERCE

     The electronic commerce market is new, rapidly evolving and very competitive. We expect competition to intensify in the future, as we will be competing with online retailers offering consumer goods to Generation Y, such as iTurf and Alloy Online, as well as traditional retailers which have or plan to have online electronic commerce stores, such as The Gap and Wal-Mart. Increased competition is likely to result in price reductions and reduced gross margins, either of which could seriously harm the prospects for our electronic commerce operations. We expect to compete with other online retailers of youth-oriented goods, as well as traditional retailers, many of which have longer operating histories, larger customer bases and greater retail brand recognition than we have.

WE DEPEND ON THE AVAILABILITY OF STREAMING-MEDIA TECHNOLOGY AT AFFORDABLE
PRICES.

     We rely on online video player software products such as Microsoft's Media Player, Apple Computer's Quicktime and RealNetworks' Real Player to provide our users with the ability to view our programming. In order to receive video content over the Internet adequately, users generally must have multimedia personal computers with certain microprocessor requirements, Internet access of at least 56.6 kbps and video player software. Users typically electronically download such software and install it on their computers. Such installation may require technical expertise that some users do not possess. In addition, older versions of certain Web browsers may need to be reconfigured in order to receive streaming media from our network.

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

     Currently, we license or sub-license these streaming-media software products for production and distribution of our content. Internet users can download electronically copies of Microsoft's Media Player, Apple's Quicktime software and RealNetwork's RealPlayer (basic version) free of charge. If these or other providers of content-viewing software substantially increase license fees charged to us for the use of their products, refuse to license these products to us or begin charging users for copies of their player software, such actions could have a material adverse effect on our business, results of operations and financial condition.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS COULD IMPAIR OUR COMPETITIVE POSITION.

     We regard our content and certain of our technology as proprietary and rely primarily on a combination of trademark, copyright, patent and trade secret laws and employee and third-party nondisclosure agreements to protect our proprietary rights. We cannot assure you that these steps will be adequate, that we will be able to secure trademark or patent registrations for all of our marks or patents based on patent applications in the United States or other countries, that employees and/or third parties will not breach non-disclosure agreements or infringe upon or misappropriate our copyrights, pending patent applications, trademarks, service marks and similar proprietary rights. In addition, effective copyright, patent and trademark protection may be unavailable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our content. In the future, litigation may be necessary to enforce and protect our pending patents, trade secrets, copyrights, trademarks and other intellectual property rights. In the past we have pursued third parties that have infringed upon our rights, and intend to vigorously monitor and enforce our intellectual property rights. Any such litigation or threatened litigation could be costly and could result in a diversion of management's attention, which could have a material adverse effect on our business, operating results and financial condition.

     We currently hold various Web domain names relating to our brand. Because the regulation of domain names in the United States and abroad is subject to change, there can be no assurance that we will be able to maintain our domain names or prevent third-parties from acquiring domain names that are similar to, or infringe upon our proprietary rights.

INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY AND COULD RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

     Other parties may assert intellectual property infringement or unfair competition claims against us. Although we carry media insurance, we cannot assure you that this coverage is sufficient to cover all potential claims or that affordable coverage will continue to be available in the future. We cannot predict whether third parties will assert such claims against us, or whether those claims will harm our business. If we are forced to defend against claims of intellectual property infringement or unfair competition, whether they are with or without merit or are determined in our favor, we may face costly litigation and diversion of management's attention. As a result of such disputes, we may have to develop non-infringing technology or enter into royalty or licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology or content on a timely basis, it would harm our business, results of operations or financial condition.

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FAILURE OF COMPUTER SYSTEMS AND SOFTWARE PRODUCTS TO BE YEAR 2000 COMPLIANT
COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR ABILITY TO DELIVER OUR PROGRAMMING.

     There are issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. These issues relate to whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. We do not anticipate that we will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. If either we or our users, vendors or advertisers encounter a year 2000 problem, such a problem could have a material adverse effect on our business, results of operations and financial condition. In addition, although most of our vendors have made assurances that their systems are year 2000 compliant, we cannot assure you that all of them will successfully avoid disruption in their businesses from a year 2000 problem. Any disruption of our vendors' services could materially harm our business.

                 RISK FACTORS RELATED TO THE INTERNET INDUSTRY

THE LONG-TERM SUCCESS OF OUR BUSINESS DEPENDS ON THE CONTINUED GROWTH AND RELIABILITY OF DIGITAL DELIVERY SYSTEMS SUCH AS THE INTERNET AND HIGH-SPEED DIGITAL DELIVERY SYSTEMS, COMMONLY REFERRED TO AS "BROADBAND." IF MAINSTREAM USE OF THE INTERNET OR BROADBAND AS A COMMERCIAL AND ENTERTAINMENT MEDIUM DOES NOT CONTINUE TO EXPAND, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

     The market for digital media is new and rapidly evolving. Although we produce and deliver programming designed for the widely-used 56.6 kbps connection speed, our business would be adversely affected if usage of the Internet does not continue to grow, particularly usage by young people. A number of factors may inhibit usage of the Internet, including:

     - inadequate network infrastructure;

     - security concerns;

     - inconsistent quality of service; and

     - lack of availability of cost-effective, high-speed service.

     As high-speed digital delivery systems, commonly referred to as "broadband," become more affordable and available to consumers, such systems may not be able to support the demands placed on them by this growth and the performance and reliability may be impacted. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, usage of our service could grow more slowly than anticipated or decline.

     The emergence of broadband technologies to transmit large amounts of data should facilitate more reliable and better quality distribution of our entertainment content and information services. However, we cannot assure you that broadband technologies will be widely available and used for the foreseeable future or that, if widely available, such technologies will lead to increased reliability of network infrastructure.

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IF THE INTERNET DOES NOT GAIN WIDE ACCEPTANCE AS AN ADVERTISING MEDIUM, OUR
RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Our future is highly dependent on increased use of the Internet as an advertising medium. We expect to derive a substantial portion of our revenues from sponsorships and advertising for the foreseeable future. The Internet advertising market is new and rapidly evolving, and, as a result, demand for and market acceptance of Internet advertising are uncertain. Our sponsors and advertisers may find Internet advertising to be less effective for promoting their products and services than traditional advertising media.

     In addition, no standards have been widely accepted to measure the effectiveness of Internet advertising. If such standards do not develop, existing advertisers may not continue their current levels of Internet advertising and advertisers who are not currently advertising on the Internet may be reluctant to do so.

     Various pricing structures are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard, making it difficult to project our future advertising rates and revenues. Our sponsorships and advertising revenues could be materially adversely affected if we are unable to adapt to new forms of Internet advertising. Moreover, "filter" software programs are available that limit or prevent advertising from being delivered to an Internet user's computer. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising. Due to the unique nature of many of the advertisements we offer, we do not expect this filter software, in its current form, to affect our ability to deliver advertisements to users of our Web site. Changes in the filter software designed to address the types of advertisements we use could negatively impact the effectiveness and commercial viability of our advertising.

     We cannot assure you that the market for Internet advertising will continue to emerge or be sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, our business, results of operations and financial condition would be materially and adversely affected.

INTERNET CONTENT AND COMMERCE HAVE YET TO ATTRACT SIGNIFICANT REGULATION. PROPOSALS FOR NEW GOVERNMENT REGULATION, IF IMPLEMENTED, MAY RESULT IN ADMINISTRATIVE MONETARY FINES, PENALTIES, TAXES OR LICENSING FEES THAT MAY REDUCE OUR FUTURE EARNINGS.

     We are not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally and laws and regulations directly applicable to access to or commerce on the Internet. However, a number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain how existing laws governing issues such as property ownership, copyright, trade secret, libel and personal privacy will be applied to the Internet. Further, given the global nature of the Internet, it is uncertain whether foreign governmental agencies will attempt to claim jurisdiction over our activities and impose regulation upon us. The adoption of new laws or the broader application of existing laws may expose us to significant liabilities and decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and financial condition. See "Business -- Government Regulation and Law."

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WE COULD FACE LIABILITY FOR INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE
INTERNET.

     The Internet services that we provide allow materials to be downloaded and distributed to others, and therefore claims may potentially be made against us for defamation, negligence, copyright or trademark infringement or other grounds based on the nature, content, publication and distribution of such materials. Such claims have been successfully brought against online services in the past.

     We could also be exposed to liability with respect to third-party information that may be accessible through our network, or through content that may be posted in chat rooms or on bulletin boards offered by us. Such claims might be based on theories of contributory copyright or trademark infringement or other wrongful actions by third parties. Even to the extent such claims do not result in liability to us, we could incur significant costs in investigating and defending against such claims. While our terms of use prohibit users from engaging in such unlawful activities and provide that we will be indemnified against such liabilities, we cannot guarantee that such indemnification, if available, will either be enforceable on a viable basis or will be adequate to fully compensate us for such liabilities.

     In the future, we also may enter into agreements with electronic commerce partners and sponsors under which we would be entitled to receive a share of any revenue from the purchase of goods and services by users of our services through our network. Such arrangements may expose us to additional legal risks and uncertainties, including potential liabilities to consumers of such products and services, even if we do not ourselves provide those products or services. While we expect agreements with these parties often will provide that we will be indemnified against such liabilities, we cannot guarantee that such indemnification, if available, will either be enforceable on a viable basis or will be adequate to fully compensate us for such liabilities.

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMISSION OF CONFIDENTIAL INFORMATION OVER THE INTERNET MAY NEGATIVELY IMPACT OUR PLANNED ELECTRONIC COMMERCE BUSINESS.

     We expect that we will offer for sale on our network some of the products of our sponsors and advertisers, as well as other products and services. Possible inadequacies in the security of transmission of confidential information over public networks are seen by many as a significant barrier to such online commerce. In the future, a number of our users may authorize us to bill their credit card accounts directly for all transaction fees charged by us. We will rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including customer credit card numbers. We cannot guarantee that advances in computer capabilities, new discoveries in encryption technologies, or other events or developments will prevent a compromise or breach of the technology we will use to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation and, therefore, on our business, results of operations and financial condition. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services, especially as a means of conducting commercial transactions.

     Furthermore, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We employ network security services, firewalls and intrusion detection services to deter outside parties from gaining access to our systems. However, we may need to expend further capital and other resources to protect against such security breaches or to alleviate problems caused by compromises of our systems' security. To the extent that our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability.

                     RISK FACTORS RELATED TO THIS OFFERING

MARC COLLINS-RECTOR OWNS AND CONTROLS A MAJORITY OF OUR COMMON STOCK, AND HE THEREFORE HAS THE ABILITY TO MAKE DECISIONS THAT COULD MATERIALLY AND ADVERSELY AFFECT OUR STOCK PRICE.

     Upon completion of this offering, Marc Collins-Rector, our Chairman of the
Board and a director, will own approximately      % of our outstanding shares of
common stock, and Chad Shackley, an Executive Vice-President and director, will
own approximately      % of our outstanding shares of common stock. See
"Principal Stockholders." In addition, Messrs. Collins-Rector and Shackley are parties to a Stockholders' Agreement under which Mr. Shackley granted to Mr. Collins-Rector the right to vote all of the shares of our common stock owned by Mr. Shackley and his transferees until January 1, 2008. Pursuant to this agreement, Mr. Collins-Rector currently has voting control over the shares of four other stockholders (in addition to Mr. Shackley), which will represent
     % of our common stock upon completion of this offering. Upon completion of this offering, the Stockholders' Agreement will terminate as to any shares transferred by a party to such agreement to any unaffiliated third party. Accordingly, Mr. Collins-Rector may be able to control DEN through his ability to determine the outcome of elections of directors and the results of other matters submitted to any vote of stockholders. This concentration of ownership may have the effect of preventing a change in control of our company or limiting the price that some investors may be willing to pay for shares of our common stock.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A THIRD PARTY FROM ACQUIRING US OR LIMIT THE PRICE THIRD PARTIES ARE WILLING TO PAY FOR OUR STOCK.

     Provisions in our restated certificate of incorporation and bylaws relating to our corporate governance could make it difficult for a third party to acquire us and therefore discourage third parties from attempting to acquire control of DEN. These provisions, which will be effective upon the closing of this offering, provide that the board of directors will be divided into three classes, which may have the effect of delaying or preventing changes in control or changes in our management because less than a majority of the board of directors can be elected at each annual meeting. In addition, these provisions impose various procedural and other requirements which could delay or prevent stockholders from effecting corporate actions such as a merger, asset sale or other change of control of our company. Such charter provisions also could limit the price that some investors would be willing to pay in the future for shares of our common stock.

     Upon completion of this offering, we will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or did own 15% or more of the corporation's voting stock.

OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING AND MAY ALLOCATE PROCEEDS TO USES THAT COULD MATERIALLY ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK.

     We estimate that net proceeds from the sale of the shares of common stock offered by us in this prospectus at an assumed initial public offering price of
$     per share will be
approximately $          after deducting the underwriting discount and estimated
offering expenses of approximately $          million. The primary purposes of
this offering are to obtain additional capital, create a public market for our common stock and facilitate future access to public markets. We have committed to use approximately $17 million of the net proceeds of the offering to develop >en. music group's operations over the next three years. The remainder of the proceeds will be used for general corporate purposes, including the production of original programming and content, advertising and marketing programs designed to increase awareness of the DEN brand name, the development of our network and network infrastructure and the development of new products and services, including the expansion of electronic commerce capabilities. We also may use a portion of the net proceeds for possible acquisitions of or investments in businesses and the introduction of products or technologies that expand, complement or otherwise relate to our current or planned services. Accordingly, our management will retain broad discretion over the allocation of the proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on our business, results of operations and financial condition. See "Use of Proceeds."

19,263,031 SHARES OF OUR TOTAL OUTSTANDING SHARES ARE RESTRICTED FROM IMMEDIATE RESALE, BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price of our common stock by introducing a large number of sellers to the market. Given the volatility that will likely exist for our shares, such sales could cause the market price of our common stock to decline.

     Upon completion of this offering, we will have                outstanding
shares of common stock, and we will have reserved an additional 2,573,894 shares of common stock for issuance pursuant to outstanding stock options and warrants outstanding as July 31, 1999. All of the shares of common stock to be sold in this offering will be freely tradable without restriction on further registration under the federal securities laws unless purchased by one of our "affiliates," as that term is defined in Rule 144 under the Securities Act of
1933. The remaining shares of outstanding common stock, representing      % of
our outstanding common stock upon completion of this offering will be "restricted securities" under the Securities Act subject to restrictions on the timing, manner and volume of sales of such shares.

     Our directors, executive officers and stockholders that own 1% or more of our outstanding common stock on a fully-diluted basis have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. Subject to the lock-up agreements, holders of 5,487,035 shares of common stock will have the right to request the registration of their shares under the Securities Act beginning 180 days after the date of this prospectus. Upon the effectiveness of any such registration, all shares covered by such registration statement will be freely transferable.

     Following the consummation of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering 5,717,765 shares of common stock reserved for issuance under our stock option plans and other outstanding stock options and warrants, or as restricted stock. Such registration statement will become effective automatically upon filing. As of July 31, 1999, options to purchase 617,040 shares were vested. In addition, options to purchase 178,752 shares of our common stock held by some of our executives will vest upon consummation of this offering. See
"Management -- Employment Agreements." However, substantially all of the options, warrants and restricted stock covered by such registration statement will be subject to the lock-up agreements described above and, as a consequence, may not be sold until 180 days after the offering. Subject to the exercise of such options and warrants, shares registered under such registration statement will be available for sale in the open market immediately after the 180-day lock-up period expires.

     We cannot predict whether future sales of our common stock, or the availability of a large number of shares of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

OUR STOCK PRICE IS LIKELY TO BE VOLATILE.

     The market for Internet-related and technology companies has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to the following factors:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of our or competitors' technological innovations;

     - changes in our financial estimates by securities analysts;

     - conditions or trends in the Internet and entertainment industries;

     - changes in the market valuations of other Internet or online service companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions to or departures of our key personnel;

     - sales of our common stock or other securities in the open market; and

     - other events or factors, many of which are beyond our control.

The trading prices of many technology companies' securities are at or near historical highs that may not be sustained. These broad market and industry factors may materially and adversely affect the market price of our common stock regardless of our actual performance. Moreover, in the past, companies experiencing periods of volatility in the market price of their securities have been vulnerable to securities class-action litigation. If such litigation is instituted against us, it could result in substantial costs and a diversion of management's attention and resources, which would materially and adversely affect our business, financial condition and operating results.

AN INVESTMENT IN OUR COMMON STOCK FACES IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price for shares of common stock offered by this prospectus is substantially higher than the net tangible book value per outstanding share of our common stock. If you invest in our common stock, you
will suffer immediate and substantial dilution of $     per share in the net
tangible book value of the common stock from the assumed initial public offering
price of $     per share. To the extent that outstanding options and warrants to purchase our common stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of the           shares of
common stock offered in this offering at an assumed initial public offering
price of $               per share will be approximately $     million, after
deducting underwriting discounts and estimated offering expenses. We will
receive $          from the sale of an additional                shares of
common stock if the underwriters exercise their over-allotment option in full.

     We intend to use the net proceeds from this offering to fund continued production of original content, expansion of advertising and marketing programs designed to increase awareness of the DEN brand name, development of our Web site and network infrastructure, development of new products and services, including the expansion of electronic commerce capabilities, and other general corporate purposes. We have committed to use approximately $17 million of the net proceeds from this offering to develop >en. music group's operations over the next three years.

     We also may use a portion of the proceeds from this offering for possible acquisitions of or investments in businesses and the introduction of products or technologies that expand, complement or are otherwise related to our current or planned services. We have no current plans, agreements or commitments with respect to any such transaction, and we are not currently engaged in any negotiations with respect to any such transaction.

     Pending such uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities and U.S. government obligations such as Treasury bills.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We intend to retain all of our future earnings, if any, for use in our business, and therefore we do not expect to pay any cash dividends on our common stock in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address, among other things, programming and marketing strategy, development and production of content, development and commercial success of >en. music group, development of services, use of proceeds, projected capital expenditures, liquidity, development of additional revenue sources, development of relationships with advertisers, acquisition and expansion strategy, market acceptance of the Internet as an entertainment, advertising and commercial medium, technological advancement and ability to develop brand identification. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999 on an actual, pro forma and pro forma as adjusted basis. The "actual" column reflects our capitalization as of June 30, 1999 on a historical basis, without any adjustments to reflect subsequent or anticipated events. The "pro forma" column reflects our capitalization as of June 30, 1999 with adjustments for the following:

     - a 1.5-for-1 stock split of our common stock;

     - the issuance of 47,537 shares of our Series C Convertible Preferred Stock in a private placement in September 1999;

     - the automatic conversion of all outstanding shares of our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock into 5,519,855 shares of common stock upon the closing of this offering; and

     - the conversion of four convertible notes held by our founders, with an aggregate outstanding principal amount of approximately $7.1 million, as of June 30, 1999, plus accrued interest as if the notes were converted on December 31, 1999, into 6,253,593 shares of common stock upon the closing of this offering.

     The "pro forma as adjusted" column reflects our capitalization as of June 30, 1999 with the preceding "pro forma" adjustments plus our receipt of the
estimated net proceeds from the sale of           shares of common stock at an
assumed initial public offering price of $     per share, after deducting the
underwriting discount and estimated offering expenses payable by us.

     None of the columns set forth below reflects the following:

     - the 1,614,453 shares of common stock issuable upon exercise of outstanding stock options under our 1998 Amended and Restated Incentive Compensation Plan and our 1999 Incentive Compensation Plan at a weighted average exercise price of $5.54 per share;

     - an additional 2,565,330 shares of common stock reserved for future grants under our 1999 Incentive Compensation Plan;

     - an additional 200,000 shares reserved for future grants under our 1999 Non-Employee Directors' Stock Option Plan;

     - the 261,858 shares of common stock issuable upon exercise of additional stock options not issued under any of our stock option plans held by our executive officers at a weighted average exercise price of $5.06 per share; and

     - the 655,906 shares of common stock issuable upon exercise of warrants held by our executive officers at a weighted average exercise price of $2.90 per share.

     You should read the information set forth below together with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                          AS OF JUNE 30, 1999
                                                              (UNAUDITED)
                                                  ------------------------------------
                                                                            PRO FORMA
                                                   ACTUAL     PRO FORMA    AS ADJUSTED
                                                  --------    ---------    -----------
                                                    (IN THOUSANDS EXCEPT SHARE DATA)
Cash and cash equivalents.......................  $ 18,585    $ 26,904
                                                  ========    ========
Convertible notes payable (including accrued
  interest).....................................     7,061          --            --
Stockholders' equity:
  Series A Convertible Preferred Stock, $.01 par
     value; authorized 250,000 shares; issued
     and outstanding 70,453 shares (actual); no
     shares issued and outstanding (pro forma
     and pro forma as adjusted).................         1          --            --
  Series B Convertible Preferred Stock, $.01 par
     value; authorized 260,000 shares; issued
     and outstanding 250,000.3 shares (actual);
     no shares issued and outstanding (pro forma
     and pro forma as adjusted).................         3          --            --
  Series C Convertible Preferred Stock, $.01 par
     value; authorized 300,000 shares; no shares
     issued and outstanding (actual, pro forma
     and pro forma as adjusted).................
  Common Stock, $.01 par value; authorized
     120,000,000 shares; issued and outstanding
     7,489,584 shares (actual); issued and
     outstanding 19,263,031 shares (pro forma);
     issued and outstanding           shares
     (pro forma as adjusted)....................        75         193            --
  Additional paid-in capital....................    39,867      55,184
  Accumulated deficit...........................   (27,793)    (27,793)
     Total stockholders' equity.................    12,153      27,584
                                                  --------    --------       -------
       Total capitalization.....................  $ 19,214    $ 27,584       $
                                                  ========    ========       =======

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 1999 was approximately $27.6 million, or $1.43 per share. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding on a pro forma basis after giving effect to the conversion of all outstanding shares of our preferred stock into 5,519,855 shares of common stock and conversion of the outstanding convertible notes into 6,253,593 shares of common stock upon the closing of the offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completing this offering. After giving effect to the sale of common stock offered by us in this offering at an assumed initial public
offering price of $     per share and our receipt of the estimated net proceeds
from such sale, after deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value at June 30, 1999 would have been
approximately $     million, or $     per share. This represents an immediate
increase in net tangible book value of $     per share to existing stockholders
and an immediate dilution in net tangible book value of $     per share to new
investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............            $
  Net tangible book value per share as of June 30, 1999.....  $ 1.62
  Adjustment for conversion of preferred stock and
     convertible notes payable..............................   (0.19)
                                                              ------
  Pro forma net tangible book value per share as of June 30,
     1999...................................................    1.43
  Increase per share attributable to new public investors...
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                        -----
Dilution per share to new public investors..................            $
                                                                        =====

     The following table summarizes, as of June 30, 1999, the number of shares of common stock we have sold, the total cash consideration paid to us and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering, after giving effect to (1) a 1.5-for-1 stock split of our common stock, (2) the issuance of Series C Convertible Preferred Stock in September 1999, and (3) the conversion of all outstanding shares of our preferred stock and all outstanding convertible notes and accrued interest into shares of common stock, before deduction of the underwriting discount and other estimated expenses of the offering:

                           SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                        ----------------------    ----------------------    PRICE PER
                          NUMBER       PERCENT      AMOUNT       PERCENT      SHARE
                        -----------    -------    -----------    -------    ---------
Existing                 18,549,977         %     $49,001,387         %       $2.64
  stockholders........
New public                                  %                         %
  investors...........
                        -----------      ---      -----------
     Total............                   100%                      100%
                        ===========      ===      ===========      ===

     The preceding table assumes no exercise of any stock options or warrants outstanding at June 30, 1999. At June 30, 1999, there were outstanding stock options to purchase a total of 1,876,311 shares of common stock at a weighted average exercise price of $5.47 per share and warrants to purchase a total of 655,906 shares of common stock at a weighted average exercise price of $2.90 per share. To the extent that such options and warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

     The statement of operations data for the period from June 4, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements which have been audited by KPMG LLP, independent accountants, and are included elsewhere in this prospectus. The balance sheet data as of December 31, 1996 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 1998 and 1999 and the balance sheet data as of June 30, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus.

     The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

     The weighted average shares do not include any common stock equivalents because such inclusion would have been anti-dilutive. See the financial statements and related notes appearing elsewhere in this prospectus for the determination of shares used in computing basic and diluted net loss per share.

     We have calculated pro forma basic and diluted net loss per share assuming the conversion of all outstanding shares of our preferred stock and the outstanding convertible notes into common stock on the date such preferred stock and convertible notes were issued.

                             PERIOD FROM                                   SIX MONTHS
                             JUNE 4, 1996         YEAR ENDED             ENDED JUNE 30,
                            (INCEPTION) TO       DECEMBER 31,             (UNAUDITED)
                             DECEMBER 31,    ---------------------   ----------------------
                                 1996          1997        1998        1998         1999
                            --------------   ---------   ---------   ---------   ----------
                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues..................    $       --     $      --   $      --   $      --   $       --
Operating expenses:
  Programming.............            --            --       2,272         459       12,470
  Sales and marketing.....            --            --         387         101        1,316
  Network operations......            --            --         325          --        1,499
  General and
     administrative.......           434           222       3,906         138        4,616
                              ----------     ---------   ---------   ---------   ----------
     Total operating
       expenses...........           434           222       6,890         698       19,901
                              ----------     ---------   ---------   ---------   ----------
Loss from operations......          (434)         (222)     (6,890)       (698)     (19,901)
Interest expense, net.....            --            --         200          --          146
                              ----------     ---------   ---------   ---------   ----------
Net loss..................    $     (434)    $    (222)  $  (7,090)  $    (698)  $  (20,047)
                              ==========     =========   =========   =========   ==========
Net loss per share:
  Basic and diluted.......    $    (0.54)    $   (0.07)  $   (0.99)  $   (0.10)  $    (2.68)
                              ==========     =========   =========   =========   ==========
  Weighted average
     shares...............       800,568     3,315,033   7,186,941   7,021,773    7,489,584
                              ==========     =========   =========   =========   ==========
Pro forma net loss per
  share:
  Basic and diluted.......    $    (0.54)    $   (0.07)  $   (0.84)  $    (.10)  $    (1.30)
                              ==========     =========   =========   =========   ==========
  Weighted average
     shares...............       800,568     3,315,033   8,207,910   7,021,773   15,276,124
                              ==========     =========   =========   =========   ==========

                                                                         AS OF
                                             AS OF DECEMBER 31,        JUNE 30,
                                          ------------------------       1999
                                          1996    1997      1998      (UNAUDITED)
                                          ----    -----    -------    -----------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............  $ --    $  --    $ 5,879      $18,585
Working capital (deficit)...............  (434)    (656)    (1,228)       6,888
Total assets............................    --       --      7,284       25,076
Convertible notes payable...............   434      653      5,405        7,061
Total stockholders' equity (deficit)....  (434)    (656)       129       12,153

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from the results discussed in the forward-looking statements for the reasons described under "Risk Factors" above.

OVERVIEW

     We develop, produce and distribute original entertainment content and information services over the Internet targeted at youth between the ages of 14 and 24. We have established an online network to deliver original digital video programming similar in appearance to television, consisting of short-format, linear video content surrounded by related, interactive multimedia content. In addition, our online network will offer music, community features and electronic commerce tailored to our target audience. From our inception in 1996 through September 1999, our operating activities primarily have focused on conducting market research, recruiting employees, producing content, developing technology, creating our network, engaging in discussions with potential charter sponsors and engaging in sales and other marketing activities. We have not earned any revenues to date. We incurred losses of $7,090,000 in 1998 and $20,047,000 for the six months ended June 30, 1999, and had an accumulated deficit since inception of $27,793,000 as of June 30, 1999. Due to the planned expansion of our original programming, music business and electronic commerce platform, we expect to incur significant operating losses for the foreseeable future.

     We initially expect to derive our revenues principally from the sale of various forms of advertising, including sponsorships, endorsements, commercial advertising spots and product placement. We also expect to generate additional revenues in the future from electronic commerce linked to our programming, music promotional fees, and license fees from Internet Service Providers and other distributors of digital media that host our content on their networks. We expect that >en. music group will generate revenues from sales of its artists' records and merchandise and music publishing royalties.

     We expect our advertisers to be comprised of three categories: charter sponsors, sponsors and advertisers. Charter sponsors are a select group of global youth-targeted consumer products companies that have committed to fund development of our original content and the creation of unique forms of commercial advertising. Charter sponsors typically have the exclusive right to be the sole sponsor of a product category across our network. In addition, charter sponsors have the opportunity to embed their products in our productions, obtain site branding and gain access to DEN's development projects. Non-charter sponsors will include other targeted consumer product companies and Internet and technology companies that desire to have a significant advertising presence on our network. These non-charter sponsors will enjoy many of the same benefits as our charter sponsors, but generally will pay lower sponsorship fees than our charter sponsors and will not have product-category exclusivity across our network. Our advertisers will include companies that purchase individual or multiple advertising spots based on an advertising rate card similar to that used for other traditional media.

     As of September 1, 1999, we had entered into charter sponsorship agreements with Ford, Microsoft and Pepsi-Cola. Our agreements with Ford and Pepsi cover our first year

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of programming beginning in July 1999, while our agreement with Microsoft covers calendar years 1999 and 2000. At the end of the terms of these agreements, we expect that we will offer to renew our relationships with our charter sponsors. Each of Ford and Pepsi has a right in its sponsorship agreement to negotiate and offer to extend the term of that agreement for two additional one-year periods. See "Business -- The DEN Business Model -- Sponsorship and Advertising
Revenues."

     REVENUE RECOGNITION

     We generally expect to recognize advertising revenues in the period in which advertisements are displayed. Revenues from our sponsors will be recognized over the contract term. We will defer recognition of revenues for any period within the contract term in circumstances in which we have guaranteed a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of our network and such impressions are not delivered during such period. Such revenues will be recognized in the period when the guaranteed impression levels are achieved. We expect to begin recognizing revenues under our first three charter sponsorship agreements in the fourth quarter of 1999, coinciding with the formal launch of our network and the commencement of our expanded marketing campaign.

     Advertisers typically purchase their advertising package with cash, but may also pay us with barter in the form of advertising inventory, products or services that in some cases they have purchased from various sources. We accept advertising inventory as payment in lieu of cash only when the advertising venues are highly desirable or expensive or difficult for us to obtain on our own. For example, this summer, DEN was featured in Pepsi's 60-second advertisements that were exhibited in approximately 40% of movie theaters in the United States. We intend to record revenues from barter transactions at the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given, based on recent realized advertising rates, whichever is a more clearly evident measure of the fair value of the transaction. We will recognize revenue from barter transactions as income when advertisements are delivered on our network. We will recognize the associated barter expense in the period in which our advertisements are displayed on third-party outlets or when we utilize bartered products and services received.

     We expect to recognize revenues from electronic commerce transactions when the products or services purchased by our users are delivered or performed. Revenues recognized from fees paid by other record companies for the promotion and distribution of their artists' music on our network, sales of music and related products and cross-promotional sponsorship fees will be recognized ratably over the term of the agreement with each record label or artist. Revenues received in the form of license fees from a network affiliate will be recognized ratably over the life of the contract governing such affiliate relationship. >en. music group revenues will be generated primarily through the sales of its artists' records and related merchandise and will be recognized at the time of sale of such products.

     Our management has established our revenue recognition policies based on generally accepted accounting principles and similar policies used by traditional film and television production companies and Internet companies. Given the emerging and evolving nature of businesses on the Internet and the uniqueness of our business model, we intend to continue to evaluate our revenue recognition policies and may change such policies in the future.

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     OPERATING EXPENSES

     Our expenses include programming costs, sales and marketing expenses, general and administrative expenses, network and related technology expenses and depreciation.

     Our programming costs include production costs, salaries and benefits for full-time employees involved with programming and license fees. Our production costs include third-party production costs for equipment and facilities rentals, salaries and related costs of performers, writers, directors and freelance personnel, travel expenses, marketing, permits, post-production and other interactive content-development costs. We capitalize these show-specific production expenses when first incurred and then amortize such expenses during the period in which the relevant show is first distributed. Salaries and benefits for full-time employees involved with programming are charged to expenses each month as incurred. At the end of 1998, we had not completed production on any of our current programs, and consequently we had not yet begun amortizing any production costs. We began to amortize our capitalized production costs when our programs first debuted in May 1999. We regularly review and evaluate the future benefits of programs and write off any programs which we believe will have no expected benefit.

     In the future, >en. music group's programming costs will include artist royalties and expenses related to producing its artists' music.

     Sales and marketing expenses include advertising, promotion and publicity expenses, market research expenses and salary and benefit costs of personnel performing these functions. In the future, sales and marketing expenses also will include the costs of distributing >en. music group products.

     Network operations expenses include costs of hosting our programming on network services, related computer and network infrastructure equipment leases and telecommunication charges from network service providers, network operating software licenses and management information systems expenses. All costs are expensed as incurred, except network operating software licenses which we will amortize over the lesser of the term of the license or three years.

     General and administrative expenses include office leases and related expenses for utilities, insurance, maintenance and security, professional fees (such as legal, accounting, advisory and recruiting fees) and senior management salary and benefits.

     We anticipate that our expenses will increase in absolute dollars in the future as we hire additional personnel, increase our promotional expenses and incur additional costs related to being a public company.

     We have a limited operating history upon which to base an evaluation of us and our business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. See "Risk Factors."

RESULTS OF OPERATIONS

     The following discussion compares our results of operations during the first six months of 1998 and 1999 and during 1996, 1997 and 1998. In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on this information as an indication of future performance.

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

     SIX MONTHS ENDED JUNE 30, 1998 AND 1999

     Programming. Production activities in the first six months of 1998 related to the development of our first pilot entitled "Chad's World." We capitalized these costs in the first quarter and expensed such costs in the following quarter when the programming was distributed on our network. Our programming costs of approximately $12,470,000 in the first six months of 1999 primarily represent salaries and benefits for full-time employees involved with programming. Included in this number was a salary advance to executives of $2,000,000, as well as a non-cash compensation charge of $5,546,000 related to a grant of stock to executives. We have recorded compensation expense because such advances will be deemed fully earned in the event of termination and the stock-based award was fully vested at the date of grant. Production costs incurred during the first six months of 1999 related to seven projects which were available for release beginning in May 1999 and five projects which were released in June 1999. These costs were capitalized and are amortized when the programs are distributed.

     Sales and Marketing. Sales and marketing expenses were approximately $101,000 for the six months ended June 30, 1998 and $1,316,000 for the six months ended June 30, 1999. These costs consist primarily of staff-related expenses for salaries and benefits.

     Network Operations. We had no network operations expenses in the first six months of 1998. Network operations expenses in the first six months of 1999 were approximately $1,499,000 and primarily represent expenses associated with the initial development of our Web network and staff-related costs for salaries and benefits.

     General and Administrative. General and administrative costs in the first six months of 1998 were approximately $138,000 and primarily represent expenses for office space, professional fees and staff-related costs for salaries and benefits. The costs in the first six months of 1999 were $4,616,000, reflecting the initial stage of our operations, and primarily include office space, supplies and equipment rentals and related costs, insurance, professional fees for employee recruiting, accounting and legal services and administrative staff-related expenses including salaries and benefits.

     Interest Expense. We had no interest expense or income in the first six months of 1998. Interest expense of $246,000 that was incurred in the first six months of 1999 relates to our financing obligations for convertible notes issued to our founders. This amount is offset by $100,000 of interest income earned from short-term investments. See "-- Liquidity and Capital Resources."

     PERIOD FROM JUNE 4, 1996 TO DECEMBER 31, 1996 AND YEARS ENDED DECEMBER 31, 1997 AND 1998

     Our operations from inception in June 1996 through June 1998 were limited principally to market research and analysis, technology and production research and development and programming development and testing. In April 1998 we produced and distributed over the Internet our first pilot entitled "Chad's World." From June 1998 through December 1998, we began developing our programming and interactive content strategy, our business model and our advertising sales and marketing and promotion plan. In 1999, we commenced development and production of pilot programs and began active discussions with potential charter sponsors and advertisers prior to our commencement of webcasting on May 10, 1999.

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

     In June 1998, we began hiring members of the senior management team and recruiting other employees. We had approximately 30 employees at December 31, 1998 and 146 employees at June 30, 1999.

     Programming. We had no programming activities in 1996 and 1997. Programming expenses of $2,272,000 in 1998 primarily relate to the costs of recruiting our key production personnel, developing our production model and producing our first pilot entitled "Chad's World," which was distributed over the Internet in April 1998.

     Sales and Marketing. We had no sales and marketing activities in 1996 and 1997. Our sales and marketing expenses in 1998 were $387,000 and primarily relate to the marketing and publicity of our first pilot entitled "Chad's World" and salary-related costs.

     Network Operations. We had no network operations expenses in 1996 and 1997. Our network operations expenses in 1998 were $325,000 and primarily relate to the initial development of network and salary-related costs.

     General and Administrative. Our general and administrative costs in 1996 were $434,000 and primarily relate to market studies, consulting fees and start-up legal expenses incurred in connection with forming our company. Our costs in 1997 were $222,000 and primarily relate to continued research and development, consulting fees and costs associated with raising capital. Our general and administrative costs in 1998 of $3,906,000 primarily relate to the initial stages of our operations and include office space, supplies and equipment rentals and related costs, insurance, professional fees for employee recruiting, accounting and legal, and administrative departments staff related expenses including salaries and benefits.

     Interest Expense. We incurred no interest expense in 1996 or 1997 and $200,000 in 1998. The interest expense that we incurred in 1998 primarily relates to our financing obligations for convertible notes issued to our founders. See "-- Liquidity and Capital Resources."

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through funding provided by our founders and private placements of preferred stock. Through June 30, 1999, the borrowings under convertible notes issued to our founders totaled approximately $7.1 million and the aggregate net proceeds from sales of our capital stock totaled approximately $33.5 million. At June 30, 1999, we had approximately $18,585,000 in cash and cash equivalents. Since June 30, 1999, we have raised approximately $8.3 million in proceeds from the sale of additional shares of preferred stock. We also have issued restricted stock, warrants and stock options to attract and retain certain key vendors, employees and business partners and to obtain certain financing arrangements.

     Net cash used in operating activities totaled approximately $140,000 for the six months ended June 30, 1998, $8.7 million for the six months ended June 30, 1999, $434,000 for the period from June 4, 1996 (inception) through December 31, 1996, $219,000 for the year ended December 31, 1997 and $5.0 million for the year ended December 31, 1998. We have experienced significant negative cash flows from operating activities in each fiscal and quarterly period to date because we are still in the development stage and have not earned any revenues. Net cash used in operating activities resulted from our net operating losses adjusted for certain non-cash items. For the six months ended June 30, 1999, the increase in net cash used in operating activities, as compared to

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

the previous comparable period, consisted primarily of our net operating loss of $20.0 million.

     Net cash used in investing activities was approximately $459,000 for the six months ended June 30, 1998, $6.0 million for the six months ended June 30, 1999, and $1.2 million for the year ended December 31, 1998. For the six months ended June 30, 1999, net cash used in investing activities consisted primarily of capitalized production costs of $3.0 million and capital expenditures related to purchases of equipment of $3.0 million.

     Net cash provided by financing activities was $628,000 for the six months ended June 30, 1998 compared with net cash provided by financing activities of $27,400,000 for the six months ended June 30, 1999. Net cash provided by financing activities was $434,000 for the period from June 4, 1996 (inception) through December 31, 1996, $219,000 for the year ended December 31, 1997 and $12.1 million for the year ended December 31, 1998. Net cash provided by financing activities of $434,000 in 1996 and $219,000 in 1997 was related to borrowings under convertible notes payable to our founders. Net cash provided by financing activities in 1998 consisted primarily of net proceeds from the sale of preferred stock of $6.8 million and borrowings under convertible notes payable to our founders totaling $4.8 million.

     No provision for federal income taxes has been recorded except for minimum state taxes because we have incurred net operating losses for the six months ended June 30, 1999 and for each of the three fiscal periods ending December 31, 1998. For tax purposes, we have capitalized a substantial portion of our expenses. As a result, we do not have any significant net operating loss carryforwards as of December 31, 1998 and June 30, 1999. We expect to begin to amortize such capitalized costs for tax purposes over sixty months when we commence earning revenues. Accordingly, we will either utilize the amortization expense for the relevant period or include such amortization in our net operating loss carryforwards for such period.

     Our capital requirements depend on numerous factors, including market acceptance of our programming, the amount of resources we devote to building our brand and our programming library and other factors. We expect that additional significant investments in content development and marketing in particular are required to remain competitive, and therefore believe that programming, sales and marketing, network operations and general and administrative expenses will continue to increase for the foreseeable future. In addition, we are obligated to fund $20 million for the start-up and initial operations of >en. music group, of which $3 million was provided from proceeds of our sale of preferred stock in May 1999 and $17 million will be funded with proceeds from this offering. We believe that the net proceeds from this offering, combined with current cash and cash equivalent balances will be sufficient to fund our operating requirements for working capital and capital expenditures, including funding for >en. music group, for at least the next 12 months.

     We are a development stage enterprise, we have earned no revenues to date, we have incurred substantial operating losses, and due to our substantial growth, we have experienced increased capital needs. We have received a report from our independent auditors as of September 17, 1999 containing an explanatory paragraph that describes uncertainty as to our ability to continue as a going concern because we did not have sufficient resources to meet our operating needs for at least the next twelve months. To the extent that our capital requirements are greater than we anticipate, we may need to raise additional funds sooner, in which case we may sell additional shares of

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

common stock or issue other securities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance content, features or services, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation.

YEAR 2000 COMPLIANCE

     We are heavily dependent upon complex computer software and systems for our operations, including, to a significant extent, our vendors' and network affiliates' computer systems. Many existing computer programs and systems use only two digits to identify a year in the date field. These programs and systems were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000.

     STATE OF READINESS

     Most of our material operating software and our information technology systems and other systems, including telecommunications and warehouse systems, were developed by and are supported by third party vendors. Most of the third party vendors of our mission-critical operating software have provided written warranties or assurances to us that such software will not be affected by the change in the century. The majority of the third party vendors of our other material operating software and systems have also provided warranties or assurances that such software and systems will be compliant by December 31, 1999. We have prepared a year 2000 compliance program, which involves:

     - identifying the material operating software and systems on which we depend, whether used by us or by our service providers;

     - obtaining written warranties or assurances from third party software and systems vendors and service providers;

     - monitoring the compliance efforts of such vendors and service providers; and

     - testing our material operating software and systems.

     We began performing official tests in the third quarter of fiscal 1999 of all of our material operating software and systems to verify the assurances given by these third party vendors and ensure year 2000 compliance. We have already begun testing systems, applications and documents important to our operations, and we have acquired statements and warranties from most of our third party systems and service providers that their software and services are year 2000 compliant. We have not yet identified any major problems that will affect our business operations. We have also begun to perform official tests on our own software and systems. As a result, we have not identified any material software or systems as requiring remediation or replacement. However, we believe that all of our material operation software and systems will be year 2000 compliant.

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

     In addition to the operating systems and software we use directly, our operations are also dependent upon the performance of operating software and systems used by our significant service providers, including providers of financial, telecommunications and parcel delivery services. We have contacted our significant service providers and are attempting to verify written assurances from the majority of such providers that the providers' relevant operating software and systems are in year 2000 compliance or will be by December 31, 1999. We are monitoring the status of all our significant service providers' year 2000 compliance efforts to minimize the risk of any material adverse effect on our operations resulting from compliance failures. However, we cannot assure you that our service providers have, or will have, operating software and systems that are year 2000 compliant.

     RISKS

     The failure of our software or systems to be year 2000 compliant could prevent us from being able to distribute our products and services, could cause users of our network to consider alternative Web community and content providers, or could disrupt our financial and management controls and reporting systems. Any such worst-case scenario, if not quickly remedied, would have a material adverse effect on us. Therefore, we are developing contingency plans with respect to our management controls, reporting systems, content distribution and related software. We expect our contingency plans to be completed by the end of October 1999.

     In addition, a significant portion of purchases of merchandise from us will be made with credit cards, and our operations may be materially adversely affected to the extent our customers are unable to use their credit cards due to year 2000 issues that are not rectified by the customers' credit card vendors.

     We have not identified significant exposure to year 2000 problems outside of the information technology issues identified above.

     COSTS

     To date, we have spent less than $10,000 on year 2000 compliance. We expect our incremental costs of addressing year 2000 issues in 1999 and beyond to be approximately $60,000. We believe that amounts currently budgeted for investment in technology infrastructure and maintenance will be sufficient to fund our year 2000 compliance program and contingency plan. However, given our dependence on third party software and system vendors and service providers, there can be no assurance to that effect.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance for accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. We do not expect the adoption of this standard to have a material effect on our capitalization policy.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As we have expensed these costs historically, the adoption of this standard is not expected to have a significant impact on our results of operations, financial position or cash flows.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999 SFAS No. 137, deferred the effective date to fiscal years beginning after June 15, 2000. SFAS No. 133 requires us to recognize all derivatives on the balance sheet at fair value. We have determined that the adoption of this new standard is not applicable to our operations.

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

                                    BUSINESS

OVERVIEW

     DEN is pioneering the production and delivery of Internet-based digital entertainment and information services to redefine the entertainment experience for a new generation. We have created a digital media network, located at www.DEN.net and www.DEN.com, which targets youth between the ages of 14 and 24, the older and more sophisticated segment of the generation commonly referred to as "Generation Y." We believe that traditional and online media currently underserve the market for Generation Y entertainment and that we are uniquely positioned to create a brand that addresses the needs of this market.

     We have established our entertainment network to provide a single destination for our targeted audience to access original, youth-oriented video programming, games, interactive content and music, and to engage in community features and electronic commerce. Our network features a new format of original interactive digital video programming similar in appearance to television, consisting of short-format, linear video content surrounded by related, interactive multimedia content. We produce our programming specifically for online distribution which our users can access at the widely-used connection speed of 56.6 kbps (kilobits per second) as well as at higher connection speeds. We believe our focused programming encourages our users to participate in interest-specific online communities, which may feature related free services such as chat rooms, games, personal home pages, interactive forums, user submission areas and e-mail. We also believe that the depth and breadth of our proprietary content and community features increase the amount of time that users will spend on our online network, enhancing the value of our user base to sponsors and advertisers and maximizing our electronic commerce opportunities.

     We also have established a music services division to integrate music and artists into our programming. In doing so, we expect to enhance the quality of our programming and to provide a vehicle to promote new musical talent. We will give artists signed to >en. music group, our record label, and other record labels broad exposure on our network, generating revenues from advertising and promotional fees, sales of music and related merchandise through our electronic commerce platform and cross-promotional sponsorship fees.

     We offer advertisers and sponsors a unique opportunity to enhance their brand image with members of Generation Y, a critical consumer group that advertisers have failed to reach effectively using traditional advertising techniques. We have developed innovative and proprietary advertising techniques to fully exploit the capabilities of our network, and the Internet generally. By providing advertisers the ability to integrate their product messages into our programming and other interactive content in a manner that is both relevant and non-obtrusive, we believe our advertisers can capture the attention of our target audience more effectively than traditional offline and existing online advertising. Moreover, we believe we can combine this highly-targeted advertising with our electronic commerce capabilities to more effectively convert user interest in products viewed on our network to actual purchases.

     We expect to generate the majority of our revenues initially through the sale of sponsorships and advertisements and increasingly from electronic commerce, promotional services provided to music companies and license fees received from network affiliates. We currently offer our charter sponsors, Ford, Microsoft and Pepsi-Cola, broad sponsorship relationships and advertising development assistance in exchange for annual sponsorship fees. We intend to use our electronic commerce platform to sell a variety of products and

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

services, including music featured in our shows, >en. music group products, products of our sponsors and advertisers, DEN-branded products and other products and services targeted to Generation Y.

     We began webcasting on our network on May 10, 1999, and have since premiered 13 program series featuring original video and multimedia programming. To coincide with the formal launch of our network and commencement of our expanded marketing campaign, we intend to introduce approximately seven additional shows by the end of October 1999.

INDUSTRY BACKGROUND

     GROWTH OF THE INTERNET AND DIGITAL MEDIA

     The Internet has emerged as a global platform that allows millions of people to share information, communicate and conduct business. According to International Data Corporation, there were 62.8 million Internet users in the United States and 142 million users worldwide in 1998. International Data Corporation estimates that by the end of 2003 there will be 177 million Internet users in the United States and 502 million users worldwide. Significant growth in the use of the Internet and other interactive networks has created unprecedented opportunities for digital media. Increasing use of the Internet to deliver interactive video, audio and multimedia content has enhanced users' online experiences. The Internet has evolved from a compilation of static, text-oriented Web pages and e-mail services to a much richer multimedia environment. For example, streaming media products enable the simultaneous transmission and playback of continuous real-time "streams" of video and audio content over the Internet. In addition, video can also be downloaded and played back from a user's hard drive. These methods of distribution, which are freely available to today's Internet users, deliver digital video and audio over standard, widely-available modems. As higher-speed Internet access becomes more widely available, more Internet users will be able to access higher-quality digital video and audio products. Kinetic Strategies reports that high-speed Internet access through cable modems is now available to 32 million North American households, or one-third of all cable subscribers, and expects this figure to increase to half of all cable TV subscribers in the next six to 12 months.

     The growth of the Internet has attracted significant advertiser interest because the Internet represents a fast-evolving medium for them to establish an interface with consumers. Forrester Research estimates that the amount of advertising dollars spent in the United States on the Internet will reach $2.3 billion in 1999 and $22 billion in 2004. We believe advertisers will be particularly attracted to rich-media advertising on the Internet, which incorporates interactive graphics, audio and video components and opportunities for electronic commerce. A 1999 study by Wired Digital and Millward Brown Interactive found that rich-media Internet advertising increased brand perceptions 31%, boosted intent to purchase 25% and increased user response, as measured by click-through rates, by 340% when compared to traditional banner advertising.

     Merchants can now reach consumers and complete business transactions over the Internet and other digital delivery systems with less dependency on store fronts and shelf space and other costs incurred by traditional retailers. Forrester Research estimates that North American online retail spending will increase from $8.0 billion in 1998 to $115.8 billion by 2003, while International Data Corporation projects worldwide electronic commerce revenues to reach $1.3 trillion by 2003.

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     GENERATION Y AS A CRITICAL CONSUMER GROUP

     Generation Y has emerged as a critical consumer group for advertisers and distributors of entertainment programming. Generation Y refers to a demographic group broadly defined to include approximately 77 million people in the United States between the ages of five and 24. Of this group, approximately 41 million people are between the ages of 14 and 24, representing our target audience. Generation Y is the largest generation since the "baby boom" generation and is nearly twice the size of the demographic group commonly referred to as "Generation X."

     Members of Generation Y grew up in the digital information age and have embraced the Internet as a source of information and entertainment and as a means of communication. Jupiter Communications estimates that 17.0 million people in the United States between the ages of five and 18 were online in 1998, and that this number will increase to 38.5 million by 2002. According to Roper Reports' Global Consumers 2000 Study, Internet penetration within the United States is strongest among teenagers, at 41%. Jupiter reports that 90% of college students in the United States have free high-speed access to the Internet and that they spend an average of 22 hours per week online.

     Generation Y has significant buying power and purchasing influence. According to Teen Research Unlimited, United States teenagers aged 12 to 19 spent approximately $122 billion in 1997 and $141 billion in 1998. Furthermore, the portion of that spending which is done online is also growing. Jupiter Communications forecasts that in 2002, electronic commerce revenues will be $1.2 billion from teenagers and $3.9 billion from college students. Jupiter also estimates that 67% of teenagers using the Internet already have researched or bought products online and that by 2003, 95% of university age students will have online access and will spend in excess of $4 billion per year online. In addition, Teen Research Unlimited has found that Generation Y influences major family purchases of items such as computers, home entertainment systems and cars. Further, we believe that Generation Y members typically adopt products earlier than other demographic groups and consequently have a significant role in establishing consumer trends. Accordingly, Generation Y can be a foundation upon which advertisers build long-lasting and widely-accepted brands.

     Given the size, buying power and influence of Generation Y as a consumer group, we believe that advertisers place critical importance on establishing brand loyalties among its members. Peterson Youth Group reports that brand loyalties begin to be established as early as age ten. The Rand Youth Poll found that 70% of females aged ten to 19 agreed that brand names were important to them. We believe that members of Generation Y who adopt brands during this formative period in their lives will continue to be loyal to those brands as they mature and their buying power increases.

     LIMITATIONS OF CURRENT ENTERTAINMENT

     We believe that traditional media companies have been slow to adapt to the changing entertainment and information needs and preferences of today's culturally-diverse youth, a development illustrated by declining television viewership. According to Nielsen Media Research, daytime and prime-time television viewership decreased 6.8% and 4.2%, respectively, among the 12 to 24 age group in 1998. We believe that the Internet is better-suited to meet youth's demand for entertainment, information and communication, with Audience Research & Development reporting that 30% of people watching less television are browsing the Internet instead.

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

     We view the diversity of Generation Y, which is the most ethnically and racially diverse generation in U.S. history, as a contributing factor in this decline in television viewership. To successfully appeal to this group, we believe entertainment content must account for its diversity by targeting specific sub-groups of Generation Y while also including broader themes that appeal to the entire generation. Traditional media companies have generally had difficulty producing such highly-targeted programming profitably because of limitations imposed by their established, capital-intensive production processes and distribution methods and the need to appeal primarily to mass audiences.

     Members of Generation Y have grown up with video games, VCRs and the Internet and, as a result, have become accustomed to controlling when and how they choose to be entertained. Research conducted by Saatchi & Saatchi in 1999 suggests that Generation Y prefers interactive activities that integrate community with content. Traditional media, such as television, print and film, do not lend themselves easily to this type of interaction. We therefore believe that Generation Y prefers to access its entertainment on demand, select from a large variety of choices, interact with other people with similar interests, and customize the manner in which their entertainment is presented.

     While many traditional media companies have attempted to use the Internet to supplement their content, most online content is static, information-based and aimed at adults. Additionally, we believe that most video programming currently available on the Internet does not utilize the full interactive capabilities of today's Internet environment and is rarely professionally produced to meet the unique technical requirements which optimize the distribution of video on the Internet.

     LIMITATIONS OF CURRENT ADVERTISING SOLUTIONS

     Advertisers have discovered that traditional methods of advertising are not often effective when used to target Generation Y. A number of marketers believe that Generation Y has grown up in a media-saturated, brand-conscious era, are more sophisticated in their tastes and, consequently, purchase more selectively. In addition, we believe that years of intense marketing efforts through traditional media have made members of Generation Y distrustful and cynical of companies directing traditional advertising "pitches" at them. Marketers have found that campaigns using slogans and aspirational images to saturate the mass media were successful with the parents of Generation Y, but are not as effective in reaching or influencing Generation Y. Instead, marketing campaigns that are more effective in reaching Generation Y make greater use of humor, irony, subtlety and realism to deflect the focus away from the "pitch." Additionally, we believe that members of Generation Y prefer to encounter advertising in non-traditional places, such as the Internet and at events where members of Generation Y gather.

THE DEN SOLUTION

     We have created an online digital media network for the purpose of building the leading youth-culture brand. We have established a single destination for the various sub-groups of Generation Y to access original, youth-oriented video programming, games, interactive content and music, and engage in community features and electronic commerce. By aggregating sub-groups of Generation Y, we help advertisers reach Generation Y and deliver their messages and products using the interactive benefits of our content-rich online environment in a manner that is more relevant and pervasive than traditional media.

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

     BENEFITS TO OUR TARGET AUDIENCE

     We believe that today's youth seek on-demand, interactive programming that integrates participatory elements such as games, electronic commerce, chat rooms, viewer-submitted content areas, e-mail, instant messaging and other community features. We seek to revolutionize youth entertainment by creating a rich hybrid experience which caters to youth by combining the best aspects of television and the Internet. Our digital network offers a variety of reality-based programs, music-related shows, dramas, comedies, talk shows, news and other special interest programming. Our shows are designed to entertain and to provoke thought, interaction and discussion, as well as to inform or offer advice to our target audience. Additionally, our shows and related interactive content present topics and issues that we believe matter to various sub-groups of our target audience or our target audience as a whole.

     We use our targeted programming as a foundation for virtual communities for youth who share similar interests. Each of our program-specific Web pages has features such as associated chat rooms and interactive forums where users can discuss story and character development, share related personal experiences and otherwise build a sense of community. Each show's Web page features access to in-depth information about the subject matter of the show, the characters and the production process. We will also link our programs to broader, interest-specific communities, which we plan to develop out of our show-specific communities. We also will provide our users the opportunity to purchase products featured in our shows and advertisements, and other products and services we believe are of interest to our target audience and which are consistent with our brand image. We encourage user input regarding our content and implement suggestions. We believe that these community aspects will foster user loyalty and increase the amount of time a user spends on our network during each visit.

     We believe that popular music is a vital element of youth entertainment and culture. We intend to use popular music extensively on our network to satisfy the interest of our users and give them the opportunity to purchase the music they hear.

     BENEFITS TO ADVERTISERS

     We believe that we enable advertisers to more effectively impact Generation Y by reaching specific sub-groups of Generation Y who are attracted to our highly-targeted programming. We offer advertisers access to our broad target audience by providing a wide variety of programming and virtual communities appealing to various sub-groups of Generation Y on a single network. Our advertisers' messages and products are integrated into our programming in innovative ways. For example, we have developed contextually-driven, rich-media advertisements, for which we have applied for patent protection, that are triggered by product placements or references in our shows and which can be demographically targeted based on characteristics of the user. We are also able to collect information on our users' viewing, purchasing and clicking habits as well as their demographic characteristics, which enables us to direct advertisements at users who are most likely to respond to them and to build a valuable information database.

     We offer category-exclusivity to a number of our sponsors, giving them an advantage in reaching Generation Y. We believe that the caliber of our charter sponsors, Ford, Microsoft and Pepsi, each of which has made a significant investment in our network, demonstrates the attractiveness of our innovative advertising techniques to marketers.

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

THE DEN STRATEGY

     DEN's goal is to become the leading provider of youth-culture content to Generation Y. Our strategy to achieve this goal includes the following elements:

     CREATE AND BUILD A LEADING YOUTH-ORIENTED MEDIA BRAND

     Our core marketing strategy is to build a strong brand identity that establishes DEN as the destination of choice for cutting-edge, high-quality, youth-oriented, interactive entertainment, music, information services and electronic commerce. We believe that we are uniquely placed to take advantage of the Internet as a new digital entertainment advertising medium, much as MTV took advantage of cable television in the 1980's. Establishing our brand identity began with choosing our name, "DEN" or ">en.", to connote a virtual living room or home environment for today's youth. To build upon our name, we are employing targeted, street-level marketing techniques to enable trend-setters within Generation Y to "discover" our new brand. Once we have established the DEN brand with these trend-setters, we expect that other, more mainstream members of Generation Y will adopt the DEN brand from word-of-mouth and from observing the growth in popularity of the DEN brand among the opinion leaders. Beginning in early fall 1999, we plan to further expand our brand development by utilizing more traditional and online marketing and advertising, including billboards, radio, movie trailers, magazines, placements in select high school and college publications, concert and music tour sponsorship and on Web sites and portals that we believe appeal to our target audience.

     CREATE A COMPLETE GENERATION Y COMMUNITY THAT INTEGRATES SUPERIOR CONTENT AND COMMERCE

     We intend to create a single source for digital video and music entertainment, interactive community features and electronic commerce tailored to the interests and demands of Generation Y. To form the core of our network, we have developed a new format of original, interactive digital video programming similar in appearance to television, with short-format, linear video content surrounded by subject-related, interactive multi-media content. We intend to position our programs within a network of virtual communities that incorporate music, interactive multimedia and community features and electronic commerce offerings. We plan to continue to produce and introduce new program series and related electronic commerce offerings to track the evolving interests of Generation Y and its various segments. We plan to regularly evaluate the performance of our current shows by soliciting viewer comments and monitoring viewership data. We believe that the combination of these real-time results and our flexible production model will enable us to make rapid adjustments to our content offerings when required.

     PROVIDE A BROAD RANGE OF ADVERTISING SOLUTIONS

     A key component of our strategy is to define new standards for digital advertising that will attract advertisers and sponsors to our network. In addition to providing a desirable audience to our advertisers, we have created a platform for delivering forms of advertising on our network that are more interactive and effective than traditional media and typical Internet banner advertising. For example, we offer our advertisers the opportunity to integrate interactive product placements and advertisements into our video programming, create interactive multimedia advertising in surrounding content, and deliver targeted advertising based on user viewing, purchasing and clicking habits, tracked in real time by software designed for that purpose. Our programming and network format are constantly evolving, which gives us flexibility to act as an incubator for our sponsors to develop and
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

test new forms of digital advertising. We intend to collaborate with our sponsors to identify the most effective means of marketing to Generation Y.

     DELIVER SUPERIOR ENTERTAINMENT FOR THE INTERNET OF TODAY

     An essential part of our strategy is to deliver a compelling, interactive audiovisual experience over the Internet using the most commonly used technology currently available. We have configured a network infrastructure that delivers our content over the Internet of today, and which can expand to meet the performance standards of the foreseeable future. Users can access our programming via our network at the widely-used 56.6 kpbs transmission speed or at faster speeds of up to 300 kpbs which provide a richer viewing experience. We make our programming available in all the leading audio and video software formats, including Microsoft's Media Player, Apple's Quicktime and RealNetwork's Real Player. We are also pursuing strategic alliances with other potential distributors of digital media to develop faster, more cost-effective means to deliver our content to our users.

     CAPITALIZE ON OUR BUSINESS MODEL

     Our strategy is to capitalize on our targeted audience base, proprietary content and electronic commerce opportunities to generate multiple revenue streams. We intend to generate revenue through advertising, music promotion and advertising, related >en. music product sales, electronic commerce and license fees from third-parties, or "network affiliates," who distribute or host our content. We expect to maximize profitability by using cost-efficient methods to produce programming and to deliver our content. Our production model is free of many of the costs that are incurred by traditional media companies in the production of their content. We believe our low-cost and efficient digital production techniques should allow us to profitably produce a large number of different shows, build new virtual communities and react quickly to the requirements of our advertisers and sponsors as well as our users. We also plan to pursue a strategy of affiliating with Internet Service Providers and other distributors of digital media to lower the costs of distributing our content, which will become increasingly important as more users access our content using faster connection speeds. We believe we have the ability to easily expand our programming offerings to create new forums for advertisers to target additional sub-groups of Generation Y and present new electronic commerce opportunities at little incremental cost.

     UTILIZE THE SKILLS AND EXPERIENCE OF OUR INDUSTRY-LEADING MANAGEMENT TEAM

     We have assembled a senior management team of individuals experienced in television production and distribution, Internet infrastructure and technology, the music industry, and advertising and marketing. The key members of our team include the founders of Concentric Network Corporation, one of the first national Internet Service Providers; two of the co-founders of the Channel One Network, a national in-school television network targeted at teenagers; the former President of Walt Disney Network Television and Touchstone Television; the former Chief Operating Officer and Chief Financial Officer of HBO Ole, Home Box Office's Latin American venture, and a former Microsoft executive who guided its streaming media initiatives. >en. music group is co-led by the former President and Chief Executive Officer of Capitol Records and an established music manager of such acts as Beastie Boys, Beck, Foo Fighters and Nirvana.

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

THE DEN BUSINESS MODEL

     Our business model leverages our diverse Generation Y audience, youthful brand and original programming to generate revenues from advertisers, electronic commerce and other sources. We expect that most of our revenues in the near term will be derived from advertising and electronic commerce. We also expect to generate additional revenues in the future from our music business, record label, and network affiliations.

     SPONSORSHIP AND ADVERTISING REVENUES

     Our advertising and sponsorship model is designed to offer advertisers and sponsors an opportunity to enhance their brand image by taking advantage of the new possibilities for brand exposure associated with online digital media. Our first or "charter" sponsors are Ford, Microsoft and Pepsi, who each share a desire to pioneer more effective means to position and advertise their brands on the Internet and communicate with Generation Y. We are already working closely with our charter sponsors to create and test innovative advertising techniques to exploit the advertising and electronic commerce capabilities of our network and the Internet generally.

     Our charter sponsorship agreements with Ford and Pepsi provide for each of them to serve as product category-exclusive sponsors for a 12-month period ending June 30, 2000, and each has agreed to pay $2.5 million in sponsorship fees over that period. Microsoft has agreed to pay $2.5 million for a non-category-exclusive sponsorship for the period ending December 31, 2000. These sponsors have the right to pay up to $4.1 million of these sponsorship fees in mutually agreed-upon barter, which will include advertising inventory, products and services that we can use in promoting the DEN brand and programming. During the summer of 1999, a portion of Pepsi's sponsorship fees were paid in marketing services, in the form of promoting the DEN brand and programming in Pepsi's inventory of 60-second on-screen advertisements in approximately 40% of movie theaters across the United States and on Pepsi's Web site, Pepsiworld.com.

     Our charter sponsorship agreements typically require us to guarantee a minimum number of times that each sponsor's advertisements will be presented to our users and to compensate for any shortfall for any particular sponsor by providing additional advertising in subsequent programming periods and/or partially reimbursing such sponsorship in cash.

     Our goal is to add new charter sponsors during our first year of programming and continue our relationships with all or a significant portion of them in our second and third years of programming. We anticipate that our sponsors will continue to pay a significant portion of their sponsorship fees in barter, but we plan to accept only bartered goods and services that we would otherwise be willing to purchase for similar or greater value.

     In addition to charter sponsorship relationships, we plan to pursue advertising relationships with other companies interested in targeting Generation Y and utilizing our unique advertising features on a non-exclusive basis, especially in categories such as fashion and entertainment. We expect these arrangements to be narrower in scope and possibly shorter in term than our charter sponsor agreements. Ultimately, we expect that we will be able to sell individual or multiple advertising spots based on an advertising rate card similar to that used by other traditional media.

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

     Our unique advertising options are the key to our sponsorship model. Unlike Web sites that offer only flat banner advertisements, we offer our sponsors and advertisers a wide range of innovative, rich-media advertising and electronic commerce options. Many of these options take advantage of our unique programming and production expertise. Examples of the types of advertising and electronic commerce options that we offer include:

     - Cybermercials(TM). We offer advertisers the opportunity to run streaming video commercials, called "cybermercials," prior to the beginning of selected programs. These cybermercials can run for a maximum of 15 seconds for six-minute shows, or up to 30 seconds for eight-minute features.

     - Hypermercials(TM). We have developed a unique form of contextually-driven, interactive, multimedia commercial, or "Hypermercial," for which we are seeking patent protection. In a Hypermercial, a user is prompted when a product appears or is referred to in one of our shows, and the user can then visit multiple layered windows of increasingly detailed information related to that product, often culminating in an opportunity to purchase it online without having to leave our network.

     - Product Placement. Unlike companies that webcast existing "repurposed" video content, we offer advertisers the opportunity to embed their products in our programming during the production process. In addition, when characters in a show use a product, we can cause a banner or Hypermercial advertisement to appear in a window below the main screen, enabling a viewer to purchase the product. We believe we are not currently subject to the stringent limitations on product placement imposed by the Federal Communications Commission, which are applicable to television.

     - Promotions and Give-aways. We create promotions or product give-aways that are incorporated into our programming. By clicking on certain areas of content, users are able to discover these promotions or give-aways. We believe these types of promotions add an element of excitement and interactivity to the show and keep a user engaged.

     - Sponsor Billboards. We offer advertisers the opportunity to sponsor our programs. As a video stream is loaded on a user's video player, a billboard with an advertiser's logo and name can appear along with text indicating that the show is sponsored by that advertiser.

     - Celebrity or Character Endorsement. We provide advertisers with celebrity or character endorsements of their products. These endorsements can run either before a show or can actually be incorporated into a show. Alternatively, the producers of a show can briefly interrupt the story line to have one of the characters turn to the camera and promote a product to the audience.

     - Watermarks. We offer advertisers the opportunity to place background images of our advertisers' products or logos as the "wallpaper" over which a show's Web page is displayed.

     In addition, we utilize customized software systems to track the viewing and purchasing habits and preferences of each user. These programs can process and interpret the data collected to deliver advertisements to those users most likely to be interested in the advertised product. This will further enable us to build a valuable consumer database

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

which we can use both to attract new sponsors and advertisers and to effectively target advertisements to our individual users.

     ELECTRONIC COMMERCE

     We anticipate generating significant revenue from electronic commerce. We have developed our content and engineered our network's Web site to integrate electronic commerce opportunities into our programming. Initially, we plan to offer our users the opportunity to purchase products associated with our sponsors and advertisers, as well as DEN-branded merchandise and music forming the show's soundtrack. In the future, we expect to offer other products and services related to specific shows as well as products directed at our target audience generally.

     Our electronic commerce platform will permit users to purchase products from a customized storefront related to the specific show in which the products are promoted, generally without leaving our network. For example, when one of our users watches the video portion of our programming, he or she may click on a graphic depicting a product featured in the video, at which time the product is displayed with further information about available sizes and colors, as well as the price of the item. The user can then add the item to a virtual "shopping basket" to avoid interruption of the viewing experience, or immediately instruct our system to retrieve payment and shipping information, and complete the purchase of the item. In addition, users will be able to choose products from a master catalog containing all the products offered across all shows.

     Vendors will be responsible for fulfilling all orders, but we will use a third party to inventory, store and otherwise aid national or global distribution, if individual vendors are not themselves equipped for these tasks. Vendors will also have the ability to view sales figures and inventory status, track merchandise in transit, and acquire profile statistics on items purchased and items selected but not purchased.

     We intend to make the electronic shopping experience of our users as immersive, entertaining and integral to our programming as possible to inform consumers about products we offer and to encourage purchases. We believe that the integration of electronic commerce opportunities into our programming will improve the overall experience of our users.

     REVENUES FROM MUSIC-RELATED VENTURES

     We expect to generate revenues from a variety of music-related sources, including fees paid by other record companies for the promotion and distribution of their artists' music on our network, sales of music and related products and cross-promotional sponsorship fees.

     We believe our network is ideally suited to promote popular music. We expect to enter into arrangements with major record labels under which we will collect fees for integrating their artists into our shows and their music into our shows' soundtracks, placing their music on virtual listening posts, and advertising their products. We will include these artists' music and merchandise in our electronic commerce catalog and will receive a portion of any resulting sales revenues. In addition, we expect to generate revenues by collecting demographic information about our users and their musical preferences and selling this information to music companies, subject to all legal and regulatory constraints.

     We also intend to increase the popularity of our shows and generate additional revenue by producing and distributing compilation and soundtrack albums. In addition, we expect that our record label, >en. music group, will eventually generate revenues from its

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artists, groups and songwriters through record sales in both downloadable and hard copy formats, music publishing and merchandising.

     We also intend to generate additional sponsorship revenues by capitalizing on the marketing synergies between our network and >en. music group. For example, if a certain sponsor or advertiser becomes associated with a show featuring one >en. music group artist, >en. music group will offer that sponsor or advertiser the opportunity to sponsor that artist's tour or album.

     PAYMENTS FROM NETWORK AFFILIATES

     We expect future revenues to include payments from domestic and international network affiliates. Our network affiliate model contemplates that we will place our content on affiliates' network servers, allowing affiliates to avoid the cost of accessing our content from the Internet and to deliver the content to their subscribers faster and at a higher quality. We also believe this model allows us to sell advertising targeted at the demographic or geographic segment of our audience that a particular network affiliate serves. In exchange for providing an affiliate with our content for placement on its servers, we expect that the affiliate will pay us a recurring "affiliate fee." We are currently exploring an international expansion program and are discussing affiliate relationships with potential partners in several foreign territories.

     EFFICIENT OPERATING AND COST STRUCTURE

     We have developed an efficient operating structure that we believe will permit us to rapidly expand our network.

     Production. We produce original content at a fraction, on a per-minute basis, of the cost incurred by major television production companies and, in most instances, at or below the cost of cable programmers. We employ producers who are experienced in producing high-quality, low-cost programming. In some cases, we sub-contract our production to independent production companies with proven track records in high-quality, low-cost productions. Filming is done on location whenever cost-effective, and filming and editing are done in cost-efficient digital formats whenever practical. In addition, our production facilities are located in the Los Angeles area, which offers a large supply of talented actors, directors, producers and film crews who are willing to work for compensation within our budget and who bring a fresh and youthful approach.

     Scalability. We are developing our operating infrastructure around several virtual communities with discrete profit centers that will collectively perform all functions relating to the production and distribution of our proprietary content, the maintenance and development of DEN's community features and the management of our relationship with our sponsors, our advertisers, and our electronic commerce activities. The low cost of our digital production techniques allows us to roll out additional programming-related communities and special programming events. We have developed a cost model whereby overhead costs will be attributed to virtual communities on a service-fee basis. We believe that this cost structure will not only provide economies of scale as our programming base expands but that it will also facilitate efficient integration of new communities, regardless of whether gained through internal growth, joint venture or acquisition.

     Distribution. In order to capitalize on the availability of high-speed Internet access and broadband opportunities, we are pursuing a network affiliate strategy with Internet Service Providers and other digital media distributors. Under these arrangements, an affiliate would use a portion of its network capacity to store and transmit the video portion
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of our video content to its subscribers directly over its local networks, avoiding use of the public and private Internet connections. This will reduce the cost to us and to Internet Service Providers of delivering programming and increase transmission speeds. We also are pursuing strategic alliances with other potential distributors of digital media to develop faster, more cost-effective means to deliver our content to our users. This strategy will become increasingly important to our business as the growth in broadband transmission raises the costs associated with conventional transmission of data over the Internet.

PROGRAMMING

     Our innovative content is designed to appeal to youth between the ages of 14 and 24 and particularly to distinct sub-segments within that target audience likely to form virtual communities, such as video-gaming enthusiasts, extreme sports enthusiasts, college students, Hispanic youth and rave, hip hop and punk music fans. The programs we offer or have in development include a broad spectrum of reality-based programs, music-related shows, comedies, dramas, sports, news, talk shows and special events. In determining what programming to produce, we generally utilize quantitative youth-market segmentation studies to identify potential audiences and develop specific programming based on the following criteria:

     - the attractiveness of a particular segment of our target audience to advertisers;

     - the size of a particular audience;

     - the availability of Internet access to a particular audience;

     - the lack of current programming that directly addresses a particular audience's interests; and

     - ongoing audience feedback.

     Our programming is designed to be edgy, hip, smart and fun. We believe that its look and feel is more compelling than existing Internet-based streaming video, and more cutting-edge than broadcast and cable television as a result of its interactivity, dialogue, casts, soundtracks and production values. An episode of DEN programming typically consists of approximately six minutes of video content plus additional subject-related interactive multimedia content and associated community features which may be accessed at any time during the show on its surrounding program-specific Web page. The interactive multimedia portion of an episode enhances the linear video portion by allowing users to access related video and audio content, music, text and still images and to engage in associated community features. Each episode will contain multiple forms of advertising, which may include interactive commercial spots, product placements, endorsements, sponsorships and banner advertisements, as well as electronic commerce opportunities.

     We use the targeted nature of our programming as the basis for creating a network of virtual communities built around our programs. Each show has its own area on our network's Web site that serves as a community where users gather to share thoughts in interactive forums and correspond with show personnel to suggest ideas for future plot lines, characters or new shows. Further, through our existing communities, we are fostering additional on-line communities with broader appeal. We expect our initial interest-specific communities to be developed around college students and fashion, with a full complement of information, communication, entertainment, news and electronic commerce services. For instance, the community component of our fraternity-based comedy "Frat Ratz" relates to the show and its topics while we intend the broader "College Community" to provide features related to a variety of topics of interest to college students. We expect that
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additional interest-specific communities will be created from the broadening of program-specific communities and, where appropriate, program-specific and interest-specific communities will cross-link to each other.

     Our program-specific Web pages also will include contests, merchandising opportunities and interactive games. We believe that the interactivity and community features we provide allow our users to develop a sense of personal ownership in our network and increase the amount of time our users spend on it.

     Unlike traditional broadcast television and cable programming, our programming is not constrained by scheduling limitations. By using the Internet and other digital delivery networks to distribute our content, our users can access our programs at any time and also are able to access and view archived episodes on demand. Additionally, because we are free of scheduling requirements, we have the flexibility to produce our programs to the appropriate length for the relevant subject matter. This flexibility allows us to tailor each episode according to both creative demands and audience appeal.

     Our network infrastructure and tracking software allows us to quickly evaluate a show's popularity, its ability to retain users and the volume of electronic commerce it generates. In addition, we solicit viewer assessment and commentary at the time an episode is viewed. As a result of our network delivery system and ability to quickly assess viewer response, we can alter programming faster and in a more cost-effective manner than traditional broadcast and cable television companies.

     As of September 16, 1999, the DEN network offered the following thirteen series:

             SHOW                                      DESCRIPTION
             ----                                      -----------
Aggronation                      A reality-based extreme sports show that goes beyond
                                 competitions to focus on the real lives of aggressive
                                 athletes as they skate, snowboard, surf and engage in
                                 other activities to extreme limits.
ConfiDENtial                     A series of documentaries covering serious topics that
                                 affect the lives of today's teenagers such as anorexia,
                                 bulimia, drug abuse, depression and AIDS.
Direct Drive                     An electronic music/deejay culture show that focuses on
                                 the international electronic music scene and rave
                                 events.
Exoticom                         An interactive video travel guide to off-beat locations
                                 and events at exotic places.
Fear of a Punk Planet            A music-integrated drama following the lives of four
                                 young punk rock fans as they come of age in the punk
                                 subculture. The show features cameos and performances by
                                 punk bands.
Frat Ratz                        A comedic look at contemporary college fraternity life.
Hip Hop Massive                  A show focused on the "Hip-Hop" musical genre and its
                                 surrounding culture.
Limozeno                         A DEN interview show set in a 1969 Lincoln limousine
                                 which features interviews with Generation Y celebrities
                                 as they run everyday errands and attend events and
                                 parties.
NewsDEN                          A mix of breaking news and current feature stories
                                 directed at Generation Y. NewsDEN will also solicit
                                 participation in newsgathering and presentation from our
                                 audience.
Rated DG                         A hosted movie review program with interactive links
                                 allowing users to look at movie trailers, peer reviews
                                 and, in the future, check local listings.
Redemption High                  A Christian teen drama addressing issues such as faith,
                                 love, relationships and God.
Royal Standard                   A science-fiction series about mythical superheroes from
                                 around the world who unite to fight the travails of
                                 modern society.

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

             SHOW                                      DESCRIPTION
             ----                                      -----------
Tales from the Eastside          A drama series focusing on the lives of inner city
                                 Hispanic youth as they navigate their culture and the
                                 streets of East Los Angeles webcast in Spanish and
                                 English.

     We intend to add a new episode of most series on approximately a weekly basis in October 1999. In addition to webcasting new episodes of our current shows, we expect to roll out up to approximately seven additional series by the end of October 1999, which may include the following:

             SHOW                                      DESCRIPTION
             ----                                      -----------
BackstageDEN                     Home video journals from the road of popular bands as
                                 they tour, record new albums and shoot music videos.
DENterns                         An entertainment magazine show that follows the
                                 true-life adventures of interns in a Hollywood
                                 production company.
FashionDEN                       A fashion show that will provide expert makeovers,
                                 fashion news and designer interviews.
FreakDEN                         A series highlighting unusual people and strange events.
                                 Includes audience submissions of video and photographs.
TalkDEN                          A studio-based talk show originating from "The DEN" with
                                 opinionated hosts, unusual guests and conversation
                                 geared to Generation Y.
TechDEN                          An informational expose of new hi-tech products and
                                 services that are creating a new way of life for
                                 Generation Y.
Today at DEN                     A daily magazine show that features topical news and
                                 features targeted to Generation Y and selected
                                 highlights and previews of other DEN programming.

     To enhance and promote DEN as a leading youth-culture content provider, we also plan to use our network to webcast special events, such as live concerts, parties and celebrity performances. We intend to continue producing the majority of our programming and exploring strategic relationships with other content providers to produce new programming.

MUSIC-RELATED VENTURES

     We have established a record label, >en. music group, and a music services division to further our objective of becoming the leading youth-culture brand and content provider. We believe that the nature of our entertainment content and the interactive nature of the Internet generally will enable us and our subsidiary, >en. music group, to become participants in the music promotion and distribution business. In addition, we expect our music-related ventures to produce significant additional revenue. Both our music services division and our record label are led by Gary M. Gersh, the former CEO and President of Capitol Records, and John P. Silva, an established music manager of such acts as Beastie Boys, Beck, Foo Fighters and Nirvana.

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

     Our network is well-suited to serve as a platform for the promotion of new and existing recording artists and their music in several ways. We intend to enable artists to develop their visual image by integrating them into our shows, building new shows around their vision or simply inserting their music into the soundtrack of a show. In addition, we believe the interactive features of our programming will permit users to communicate directly with their favorite artists, allowing the user to feel a sense of connection with them while providing the artists with a source of feedback on their music and image. Using the same software we use to track the demographic characteristics of our audience, we can collect valuable data about a particular artist's fan base. We are also preparing to offer promotional tools engineered for the Internet, such as online "radio station" audio programming, virtual "listening stations" on which users can hear and purchase featured tracks, and our innovative forms of advertisement. We can also offer features such as video artist profiles, artist interviews and live chat with artists. Our electronic commerce platform will permit users to purchase the music they hear immediately, before the initial interest in a new song or artist wanes.

     We will employ these promotional tools for artists >en. music group signs. We believe artists will want to sign with >en. music group because of these tools and the favorable deal terms our label offers. For example, we intend to split revenues with >en. music group artists on terms more favorable than the industry standard. Additionally, >en. music group offers our artists greater career flexibility than traditional labels by committing them to shorter-term contracts and giving them a co-ownership interest in their master recordings.

     >en. music group expects to realize significant cost savings on the development of its artists by lowering the risks associated with such development. The interactive nature of our network allows >en. music group to test-market certain artists or songs in ways traditional record labels cannot. For example, while a traditional label must spend significant amounts of money in promoting and marketing a single to radio stations around the country, >en. music group can place a single on our network at virtually no cost and solicit feedback from our users to determine whether the song deserves wider distribution. In addition, we will realize cost savings by distributing >en. music group artists' music over our network.

MARKETING AND PROMOTION

     We intend to build traffic and brand recognition by aggressively marketing the DEN brand as one which celebrates creativity, individuality, self-actualization and cutting-edge content.

     SOFT LAUNCH

     In addition to premiering our first 13 series, we have also implemented an initial "viral" marketing campaign that focuses on creating a "buzz" at street level via word of mouth. Our goal is to generate interest in our network among trendsetters, celebrities and opinion leaders within Generation Y.

     This street presence has been established among our target audience by distributing and displaying DEN-branded marketing materials such as posters, banners and stickers at a major college music convention, concerts, "extreme sports" events, deejay tours, record shops, cafes and clubs. For example, we are sponsoring a multimedia exhibition booth and targeted promotional campaign at CMJ's Music Marathon, MusicFest and FilmFest, at

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

which a >en. music group artist will perform. Our online marketing efforts have included banner advertising on sites targeted at Generation Y such as Tunes.com, ChickClick.com, The Source.com, Gamespot.com, Alloy.com, Mplayer.com, and Windowmedia.com. We have also painted murals in major urban areas where members of Generation Y congregate, and have purchased coordinated media placements in key publications such as Details, Paper and Ray Gun. In addition, major publications such as the Los Angeles Times, the New York Times, USA Today, HITS, and the Boston Globe have all published feature stories on our company.

     FORMAL LAUNCH

     We plan to undertake a more extensive marketing campaign to support the formal launch of our network with a full complement of initial programming in October 1999. Our phased marketing plan includes launch parties in New York and Los Angeles and a multi-million dollar image campaign, in which we intend to work with an agency and media planner to execute a consumer and trade campaign via magazines, outdoor billboards, cable TV, radio, Internet, colleges and high schools, buses, and train stations. We intend to amplify our direct online marketing campaign using e-mail and electronic postcard mailings to members of Generation Y with Internet addresses we obtain through our own database as well as third-party strategic alliances. We will also continue to engage in viral street marketing and sponsor special events, concerts and contests. In addition, we are recruiting a national panel of 14 to 24 year-old Internet users to assist us in the ongoing development of programming, promotions and advertiser feedback.

     We are planning additional events to enhance our image, drive traffic to our network, and build brand awareness, including:

     - exclusive Internet sponsorship of recognized musical artists' U.S. tours and promotion of the DEN brand at venues and in marketing materials related to tours;

     - sponsoring hip-hop and dance music and extreme sports events;

     - joining with our sponsors to develop a college campus tour; and

     - marketing our brand at college conventions.

     PROMOTIONS/CONTESTS

     We are developing unique promotions and contests to build consumer loyalty, distinguish our network from competing Web sites and programming, and provide added value to our sponsors. These efforts may include:

     - working with the >en. music group to develop promotions based around the release of albums by >en. music group artists;

     - designing and manufacturing DEN-branded and show-specific merchandise for giveaways at promotions and events; and

     - engaging in direct electronic marketing using e-mail and electronic postcard mailings.

PRODUCTION

     We have developed filming, production, set development, editing and video compression techniques that optimize the viewing experience for video over the Internet. Because our content is produced specifically for the majority of today's Internet users, who

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

generally use 56.6 kbps modems, our video is generally superior in quality to most other video distributed over the Internet which is produced primarily for other media. In addition, we also offer 100 kbps versions and 300 kbps versions for people who have access to high-bandwidth connections. Most of our programming is produced to comply with television broadcast quality guidelines so that our content will have a library value and will be capable of reproduction in other and future media.

     PRODUCTION PROCESS

     The production process of a DEN show involves selection of an idea, translation of the idea to script or shooting treatment, filming or taping, and editing and conversion of audiovisual content into formats suitable for webcasting. The creative process takes place within our overall production guidelines to promote cost-effective production.

     Pre-production. Pre-production begins when we develop a concept internally or purchase a concept from third-parties. We then approve and hire a production staff that works together to execute all creative elements of the show.

     Shooting. The show is then shot using digital or conventional cameras on a sound stage or on location. We shoot footage according to a set of proprietary guidelines and techniques designed to enhance transmission of video over the Internet. We believe that such techniques improve the quality of the viewing experience for our users, the majority of which do not yet have high-speed Internet connections.

     Editing and Clearance. Once the project is in digital form, it is edited and presented to the appropriate management personnel and our legal department for review, comment and clearance. We then edit the video and add music to create a second cut. The cut is sent to our interactive team, which designs a Web page for the show using various multimedia development tools and integrates video, textual and other interactive content into it. After further editing, the finished product is then sent to our legal department for final review and to our compression department for formatting and compression into a streaming video format.

     Compression. The compression department conditions and cleans the video and then converts it into multiple formats. The video is then sent through video compression processes to produce Microsoft's Media Player and RealNetworks streams, and Apple Quicktime files. Final effects and audio enhancement are completed using a variety of the latest software-based tools. Finally, all of the content is then stored on a database. Templates of the Web pages are then layered over the video content and the finished content is then checked for quality and technical integrity.

DISTRIBUTION

     THE DEN NETWORK INFRASTRUCTURE

     We have designed our network to utilize a configuration of hardware and software with multiple connections to various Internet Services Providers in order to distribute content to our users. In addition, our network can be easily expanded to meet increased performance and availability demands as our audience grows or demands more bandwidth.

     We have entered into an agreement with Exodus Communications under which Exodus houses our servers and networking equipment at data centers located in Santa Clara, California and Sterling, Virginia. Traffic sent to our network will be balanced between these two data centers using intelligent load balancing algorithms and routing protocols. Our agreement with Exodus provides that, to the fullest extent possible, our

Internet traffic carried on the Exodus network will be delivered to our users over private network exchange points rather than over slower public Internet exchange points. Exodus also provides comprehensive facilities management services including human and automated security and performance monitoring of DEN's delivery network of servers 24 hours per day, seven days per week.

     We believe that our agreement with Exodus will provide network capacity sufficient to meet our current requirements. Should unexpectedly heavy traffic to our network overtax the capacity of our Exodus data centers, we have entered into an agreement with INTERVU under which we may relieve the overload by placing our content on their geographically-dispersed servers. To ensure and maintain the integrity of our INTERVU network, we run a portion of our traffic over the INTERVU network even if our Exodus network has sufficient capacity.

     All of DEN's production data is copied to backup tapes and stored at an off-site storage facility. DEN keeps all of its production servers behind firewalls for security purposes and does not allow access at the operating systems level except via secure channels.

     We have entered into an agreement with Microsoft Corporation to provide us royalty-free licenses of server and work station software and operating system software for audio and video streaming applications. In addition, Microsoft has agreed to negotiate the terms of a DEN network affiliate relationship with Microsoft Network for Internet distribution, and Microsoft Network Internet Access for broadband distribution of our content. We are also involved in ongoing discussions to explore a strategic alliance with Microsoft to co-develop new technologies.

     THE DEN AFFILIATE NETWORK

     We are pursuing a strategy of entering into arrangements with Internet Service Providers, Internet backbone providers, broadband providers and other digital media distributors, both domestically and internationally, to host our programming on their network servers. Our network affiliate model provides for the network affiliates to pay us a recurring "affiliate fee" in exchange for providing an affiliate with our content for placement on their own servers. By doing so, an affiliate will not need to obtain our content through the Internet. We believe this approach will be highly desirable to potential affiliates because, rather than requiring our content to be pulled to the affiliate, our content will be available to the affiliates and the subscribers at a higher quality of transmission and lower cost to the affiliate and its subscribers.

COMPETITION

     VIDEO AND ONLINE ENTERTAINMENT

     The video and online entertainment market is marked by intense competition, and we expect that competition will continue to intensify. Consumers in this market currently spend time viewing broadcast television, cable television, satellite television and home videos and playing video games, where content is provided by numerous well-established companies. In addition, numerous companies offer online entertainment with an increasing number offering video, graphic or animation content. These companies include:

     - publishers and distributors of traditional video media, such as television and film, including the broadcast networks, cable networks, film studios and their Internet affiliates such as Disney's Go.com and Viacom's MTV Online Networks;

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

     - online services or Web sites that offer or intend to offer video entertainment over the Internet or broadband, such as Broadcast.com, Pseudo.com, AFI, Wirebreak Entertainment, Shockwave.com, CRAPtv, AtomFilms, Mediatainment, Streamland, Tranz-send Broadcasting Network, Moviehead.com, Brilliant Digital Entertainment, Honkworm.com, Sync.com, Intertainer and Warner Brothers' Entertaindom;

     - online services providing content or community activities such as America Online, GeoCities, PeopleLink, Animalhouse.com, The Palace and TalkCity;

     - online video-gaming sites which allow for multiple users to play video-games against each other over the Internet such as mplayer.com, Uproar, Electronic Arts/Ultima Online, IGN.com, Blizzard Entertainment, Sony Online Entertainment and Nintendo.com;

     - Generation Y-targeted Internet sites such as Peelworld.com, Sputnik7.com, SlackerTV, Slywire.com, Bolt, Alloy Online and iturf;

     - Web retrieval and other Web "portal" companies, including Yahoo, Lycos, Excite @Home, and Infoseek; and

     - telecommunications companies with access to a large base of end users, including regional "Bell" companies, long distance service providers such as AT&T and Sprint and digital subscriber line providers such as Bell Atlantic and US West.

     Many of these companies have substantially greater financial, technical, personnel and other resources than DEN. However, we believe that our strategy of providing original, professionally-produced entertainment programming with associated informational services, community features and e-commerce through the Internet to specific segments of Generation Y is unique.

     MUSIC

     Our music promotion and record label businesses face substantial competition from traditional recording companies and other companies who promote, produce, distribute or sell music through traditional or online methods, often with greater financial, technical, personnel and other resources than us or >en. music group. These companies include:

     - Internet music information sites, such as SonicNet, Ultimate Band List and iMusic, and sites such as Launch.com and MP3.com, which provide online promotion and distribution for established or developing musical talent;

     - traditional record companies, particularly those such as Universal Music and Sony Music, which intend to begin offering their catalogs of popular music in a downloadable format on the Internet;

     - music promotion companies in cable and broadcast television, such as MTV or VH-1; and

     - online retail compact disc outlets, such as Amazon.com, CDNow and CD Universe.

     Most of the traditional music companies have significantly greater financial, marketing and distribution, personnel and other resources than us, and we depend upon the unique nature of our business model to provide us with a competitive advantage. However, these business models are untested and may not compete effectively with existing methods of music promotion, development and distribution.

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

     ADVERTISING

     We compete with traditional media such as television, radio and print for a share of advertisers' total advertising budgets. Many of our competitors in the traditional media have larger and more established sales organizations than ours and have greater name recognition and more established relationships with advertisers and advertising agencies than we do. Those competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to attract users and advertisers than we can.

     However, the growth of the Internet has resulted in the diversion of advertising dollars to online companies. We are also competing for advertising dollars within the Internet industry. We believe that the primary competitive factors for attracting advertisers within the Internet industry include:

     - the number of users accessing a Web site's programming and the amount of time they spend on a Web site;

     - the demographics of a Web site's users;

     - the ability to create content compelling to a Web site's users; and

     - the overall cost-effectiveness and value of a Web site's advertising.

     There is intense competition for the sale of advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services. This competition complicates our ability to forecast the amount of revenue that we and our competitors will realize from Internet advertising. In addition, the available inventory of advertising space on the Internet and elsewhere has recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertising. Reduction in our advertising revenues would have a material adverse effect on our business.

     ELECTRONIC COMMERCE

     The electronic commerce market is new, rapidly evolving and highly competitive. We compete with other online retailers who are offering consumer goods to Generation Y, such as iTurf and Alloy Online, as well as traditional retailers which have or plan to have electronic commerce stores such as The Gap and Wal-Mart, and we expect competition to intensify in the future. This is likely to result in price reductions and reduced gross margins, which could harm our prospects for success in the electronic commerce arena. We expect to compete with other online retailers of youth-oriented goods, as well as traditional retailers, all of which have longer operating histories, larger customer bases and greater retail brand recognition than we have. We also expect that some retailers will attempt to create virtual communities as a marketing strategy. We believe the following are the principal competitive factors in our electronic commerce market:

     - price;

     - brand recognition;

     - convenience;

     - speed and accessibility;

     - customer service;

     - quality of site content; and

     - reliability and speed of order shipment.

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     Our online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. The introduction of new technologies and the expansion of existing technologies, such as price comparison programs, may also increase competition.

INTELLECTUAL PROPERTY

     We regard our copyrights, service marks, trademarks, pending patent applications, trade dress, trade secrets and similar intellectual property as critical elements to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or non-disclosure and license agreements to protect our proprietary rights. We have pursued copyright registration for each episode of each series we have produced or acquired. We expect to continue such a registration program in connection with all future series and programs we produce or acquire.

     We currently pursue the registration of our primary trademarks and service marks in the United States, European Union nations, countries where English is a language of significant use and other countries expected to be significant markets. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online.

     We presently have pending applications in the United States for the trademarks or service marks DEN, >en., den.net, den.com, >, The DEN, DEN(3), >en.(3), SportsDEN, MusicDEN, KidsDEN, AdviceDEN, DENmail, DENmercial, MailDEN, MyDEN, TalkDEN, tvDEN, YourDEN, FashionDEN, LoveDEN, PsychicDEN, NewsDEN, DormDEN, HelpDEN, Alternet Productions, MarCh Productions, Prompt Productions, See What You Want To See, Prompt Player, Aggronation, Fear Of A Punk Planet, Frat Ratz, Chang Gang, Cocktails With Cocksure, Exoticom, Limozeno, Concrete, ConfiDENtial, DEN-O-Matic, DENRadio, Soundtrax, Tales from the East Side, The Y-Files, True Confessions, Virtual Rave, XYZ, >en. music, digifeature, Direct Drive, En La DEN, Hip Hop Massive, Liquid Soul, Rated DG, Redemption High, Royal Standard, Cybermercial, Intermercial and Hypermercial, and are investigating the availability of numerous other trademarks and service marks that are, or may be used in connection with our programming, services and merchandise. We cannot assure you that the trademarks or service marks that we have applied for will be granted.

     We have registered the Internet domain names "DEN.com" and "DEN.net" and numerous other domain names related to our network and programming. Domain names are generally regulated by Internet regulatory bodies. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is evolving. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

     It is our policy to pursue infringers of our trademarks and service marks and, where appropriate, will attempt to purchase or otherwise acquire marks or domain names which may potentially infringe our marks or impede the full enjoyment of our rights in our marks.

     An existing Internet company has filed an application for trademark protection on a mark which is similar to our corporate name and has demanded that we stop using the name "Digital Entertainment Network." The Patent and Trademark Office has issued a final rejection of this company's trademark application, which the applicant may choose to

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appeal. We do not believe that this company has a valid basis for objecting to our use of our corporate name. We do not believe that the resolution of this matter will materially affect our business. We are also pursuing several other parties which are using domain names which we believe violate our trademarks or proprietary marks.

     We have filed for patent protection on some of the interactive advertising techniques and other trade practices that we have pioneered. For example, we are seeking patent protection on a method of delivering advertising that allows users to click on a button representing an object depicted in the show, which then opens a window to obtain more information about the selected object, allowing them to make a purchase decision. We are also considering seeking patent protection on compression technology that we have developed or co-developed. We cannot assure you that any patents that we have applied for or subsequently seek will be issued.

     We may license some of our proprietary rights, such as patented technology or techniques and trademarks or copyrighted material to third parties. Although our trademark licenses will allow us to monitor the quality of the goods and services offered by our licensees in order to ensure that quality of our brand is maintained, there can be no assurance that such licensees will not take actions that might materially adversely affect the value our proprietary rights or reputation. There can be no assurance that these steps will be adequate, that we will be able to secure exclusive rights to all of our marks or patents covering all of our technology in the United States or other countries, or that third parties will not infringe upon or misappropriate our copyrights, patents issued pursuant to pending applications, trademarks, service marks and similar proprietary rights. In addition, effective copyright, patent and trademark protection may be unavailable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our content. In the future, litigation may be necessary to enforce and protect our patents, trade secrets, copyrights, trademarks and other intellectual property rights. We have pursued, and continue to pursue, third parties that have potentially infringed our rights, and intend to vigorously monitor and enforce our intellectual property rights. Any such litigation or threatened litigation could be costly and could result in a diversion of management's attention, which could have a material adverse effect on our business, operating results and financial condition. In addition, there can be no assurance that other parties will not assert infringement claims against us.

EMPLOYEES

     We currently have approximately 220 full-time employees. Depending on our production schedule, we will hire other personnel or engage independent contractors on an as-needed basis. We anticipate that, as to any given program, staffing will increase during the production phase and significantly decrease during the pre-production and post-production phases. While our staffing may contract or expand, we will need to employ a core group of producers and other supervisory personnel on a full-time basis.

FACILITIES

     We lease office space in three adjacent buildings containing a total of approximately 25,524 square feet in Santa Monica, California to house our operations. The design of the adjacent buildings allows multiple uses, including offices, filming and editing of programs and design and maintenance of our Web site. In addition, we lease a sound stage and production facility containing approximately 10,000 square feet in Venice, California, as well as another facility containing 15,400 square feet in Los Angeles, California, both of

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which will be used for various DEN productions. In addition, we maintain a marketing office in Knoxville, Tennessee for conducting marketing efforts on the East Coast.

GOVERNMENT REGULATION AND LAW

     There is an increasing number of laws and regulations relating to the Internet. In addition, a number of legislative and regulatory proposals regarding the Internet are under consideration by federal, state, local and foreign governments and agencies.

     ONLINE CONTENT

     Several state, federal and foreign statutes and regulations prohibit or limit the transmission of indecent, obscene or offensive information and content, including sexually explicit information and content, over the Internet. The enforcement of these statutes and regulations, and any future enforcement activities, statutes and regulations, may result in limitations on the type of content and advertisements available to DEN. Legislation and regulations relating to online content could slow the growth in the use of the Internet generally and decrease the acceptance of the Internet as an advertising and electronic commerce medium, which could have a material adverse effect on our business.

     LIABILITY FOR INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE INTERNET

     Materials may be downloaded and publicly distributed over the Internet by the Internet services operated or facilitated by us or by the Internet access providers with which we have relationships. These activities could result in potential claims against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such materials.

     Future legislation, regulations or court decisions may hold us liable for listings accessible through our Web site or through content and materials posted in our chat rooms or bulletin boards. Such liability might arise from claims alleging that, by directly or indirectly providing links to Web sites operated by third-parties or allowing the posting of third-party content, we are liable for copyright or trademark infringement or other wrongful actions by such third parties. If any third-party material on our Web site contains informational errors, we may be sued for losses incurred in reliance on such information. While we attempt to reduce our exposure to such potential liability through provisions in user agreements, disclaimers and other means, the enforceability and effectiveness of such measures are uncertain. Further, we cannot assure you that the media liability insurance we carry will be sufficient to cover any or all such claims.

     INTERNET PRIVACY

     The Child Online Privacy Protection Act of 1998 requires the Federal Trade Commission to adopt regulations regarding the collection and use of personal information obtained from children under the age of 13 when accessing Web sites. Under the Act's regulations, Web sites catering to children will be required to:

     - provide parents of children under the age of 13 with notice of what information is being collected, how the site uses the information and the Web site's practices regarding disclosures of information;

     - obtain verifiable parental consent regarding the collection and use of their children's information and allow parents to terminate their consent at any time;

     - provide parents an account of the information collected from their children; and

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     - limit the types of information collected from children in order for them to participate in a game or contest.

     In addition, the Federal Trade Commission may in the future adopt regulations in this area applicable to all persons regardless of their age.

     Although our target audience is 14 to 24 years old, we have implemented policies and programs designed to conform to current laws and regulations regarding the privacy of our users, including children. However, our current programs may not conform with regulations adopted in the future by the Federal Trade Commission or other governmental entities. Moreover, even in the absence of such regulations, the Federal Trade Commission has begun investigating the privacy practices of companies that collect information on the Internet. One such investigation of an Internet company alleged to have failed to follow its own published privacy policies has resulted in a consent decree under which the Internet company agreed to establish programs to implement specific privacy protections. We may become subject to such an investigation, or the Federal Trade Commission's regulatory and enforcement efforts may adversely affect the ability to collect personal information from users, which could have an adverse effect on our ability to provide highly targeted opportunities for advertisers and electronic commerce marketers. Any such developments could have a material adverse effect on the our business.

     It is also possible that "cookies," information that is stored on a user's hard drive and used to track users' behavior and preferences and to target advertising, may become subject to laws limiting or prohibiting their use. Currently available Internet browsers allow users to modify their browser settings to remove cookies at any time or prevent cookies from being stored on their hard drives. In addition, a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or preventing the use of cookies. Limitations on or prevention of our use of cookies could limit the effectiveness of our targeting of advertisements, which could have a material adverse effect on our business.

     The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, European Union citizens are guaranteed the right of access to their data, the right to know where the data originated, the right to have inaccurate data corrected, the right to recourse in the event of unlawful processing of information and the right to withhold permission to use their data for direct marketing. The directive could affect U.S. companies that collect information over the Internet from individuals in European Union member countries and may impose restrictions that are more stringent than current Internet privacy standards in the United States. The directive does not, however, define what standards of privacy are adequate. As a result, there can be no assurance that the directive will not adversely affect the activities of entities, including DEN, that engage in data collection from users in European Union member countries.

     We collect personal information about our users. However, if unauthorized persons were able to penetrate our network security and gain access to, or otherwise misappropriate, our users' personal information, we could be subject to liability. Such liability could include claims for misuses of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation which could require us to expend significant financial resources and divert management's attention from operations.

     DATA PROTECTION

     Legislative proposals have been made by the federal government that would afford broader protection to owners of databases of information. Such protection already exists in the European Union. If enacted, this legislation could result in an increase in the price of services that provide data to Web sites. In addition, such legislation could create potential liability for unauthorized use of such data.

     INTERNET TAXATION

     A number of legislative proposals have been made by federal, state, local and foreign governments that would impose additional taxes on the sale of goods and services over the Internet, and some states have taken measures to tax Internet-related activities. Although in October 1998 Congress placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were excluded from this moratorium. Further, once this moratorium is lifted, some type of federal or state taxes may be imposed upon Internet commerce. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to benefit financially from such activities.

     DOMAIN NAMES

     Our domain names are our Internet "addresses." Domain names have been the subject of significant trademark litigation in the United States. We have registered the domain names "DEN.com" and "DEN.net," and numerous other domain names related to our network and programming. There can be no assurance that third parties will not bring claims for infringement against us for the use of these domain names. Moreover, because domain names derive value from the individual's ability to remember such names, it is possible that our domain names could lose their value if, for example, users begin to rely on mechanisms other than domain names to access online resources.

     The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. There can be no assurance that our domain names will not lose their value, or that we will not have to obtain entirely new domain names in addition to or instead of our current domain names if such litigation or reform efforts result in a restructuring of the current system.

     JURISDICTION

     Due to the global reach of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate our activities or prosecute us for violations of their laws. This could have a material adverse effect on our business, results of operations and financial condition.

LEGAL PROCEEDINGS

     We currently are not a party to any material legal proceedings. From time to time, we may become parties to litigation arising in the ordinary course of our business.

                                   MANAGEMENT

     The following table sets forth the executive officers and directors of DEN, their ages and the positions held by them with DEN as of September 17, 1999.

EXECUTIVE OFFICERS AND DIRECTORS        AGE                  POSITION
--------------------------------       ------                --------
     Marc Collins-Rector.............    39      Chairman of the Board and
                                                 Director (Co-Founder)
     H. James Ritts III..............    46      Chief Executive Officer and
                                                 Director
     David A. Neuman.................    39      President and Director
     Edward H. Winter, Jr............    50      Chief Marketing Officer
     Bruce J. Gamache................    47      Chief Financial Officer and
                                                 Chief Operating Officer
     Chad M. Shackley................    24      Executive Vice President and
                                                 Director (Co-Founder)
     Brock Pierce....................    18      Executive Vice
                                                 President -- Office of the
                                                 Chairman and Director (Co-
                                                 Founder)
     Alan L. Friel...................    33      Chief Administrative Officer,
                                                 General Counsel and Secretary
     Gregory Carpenter...............    37      Chief Technology Officer
     Gary M. Gersh...................    43      Co-President of >en. music group
                                                 and Director
     John P. Silva...................    38      Co-President of >en. music group
     Mitchell J. Blutt...............    42      Director
  *+ Robert W. Doede.................    59      Director
   + Gilbert B. Friesen..............    62      Director
     Marc B. Nathanson...............    54      Director
   * Murray Neidorf..................    72      Director
   + Jeffrey A. Sachs................    47      Director

-------------------------

*  Member of the Audit Committee

+  Member of the Compensation Committee

     Marc Collins-Rector is one of our co-founders who has served as a member of our board of directors since our founding in 1996 and as Chairman of the Board since 1997. In 1991, Mr. Collins-Rector, together with Mr. Shackley, co-founded Concentric Network Corporation, a national Internet Service Provider whose stock is now publicly traded (NASDAQ: CNCX). Between 1991 and 1995, Mr. Collins-Rector served as the Chairman of the Board and Chief Executive Officer of Concentric Network Corporation. Prior to the formation of Concentric Network Corporation, Mr. Collins-Rector founded WorldComNet, an online reservation system for full-service package tours and travel reservations.

     H. James Ritts III has served as our Chief Executive Officer since March 1999. Mr. Ritts was the commissioner of the Ladies' Professional Golf Association (LPGA) from 1995 to 1999, and was a co-founder and President of Network Affairs of the Channel

One Network, a division of the Primedia Corporation, launched by Whittle Communications in 1989 as a national, in-school news network. He was recently named to the Northwestern University Medill School of Journalism's Hall of Achievement and to the Advisory Council to the School of Communication at the University of Texas.

     David A. Neuman has served as our President since July 1998 and as a member of our board of directors since September 1998. Mr. Neuman is a Peabody Award-winning producer and senior television programming executive whose programs have won over 100 national awards for writing, production, direction, production design and public service. Mr. Neuman was President of Programming for the Channel One Network from 1992 to 1996, and was President of Walt Disney Network Television and Touchstone Television from 1996 to 1998. From 1984 to 1989, he was an executive at NBC, where he held several posts, including Vice President of Current Comedy Programs and Vice President of Comedy Development.

     Edward H. Winter, Jr. has served as our Chief Marketing Officer since January 1999 and directs our marketing and sales to advertisers. Mr. Winter served as a member of our board of directors from September 1998 to September 1999. In April 1997, Mr. Winter founded and became Chairman of U30 Group LLC, a youth marketing and programming development resource for advertisers. From 1989 to 1996, Mr. Winter was the Chief Executive Officer of the Channel One Network, which he co-founded and where he was responsible for developing Channel One's sales strategy and for booking $200 million in long-term sponsor contracts during Channel One's first six months of operation. Mr. Winter also has helped launch and run several of Whittle Communications' larger media properties, including Moviegoer Magazine, Johnson & Johnson Health Network, Connections and Big Picture Wall Media Publications.

     Bruce J. Gamache has served as our Chief Operating Officer and Chief Financial Officer since May 1999. Mr. Gamache served as a member of our board of directors from May 1999 to September 1999. Mr. Gamache was employed by Time Warner and its affiliated companies from 1986 to 1998. He was the Chief Operating Officer and Chief Financial Officer of HBO Ole, the leading producer and distributor of cable programming channels in Latin America, from 1996 to 1998. From 1994 to 1996, he was Senior Vice President International Channels at Warner Bros. and helped launch WBTV-The Warner Channel in Latin America. From 1992 to 1994, Mr. Gamache was employed by Home Box Office as Senior Vice President HBO International responsible for international channel development and as Vice President Finance and Analysis from 1986 to 1992.

     Chad M. Shackley is one of our co-founders, has served as a member of our board of directors since our founding in 1996, has served as our Executive Vice President since August 1999 and served as our Chief Technology Officer from May 1997 until August 1999. Mr. Shackley, a co-founder of Concentric Network Corporation, served as one of its directors and as its Executive Vice President from 1991 to 1995.

     Brock Pierce has served as a senior executive and a member of our board of directors since September 1998. Together with co-founders Marc Collins-Rector and Chad Shackley, Mr. Pierce helped develop the concepts, techniques and procedures upon which our business is based. For the past five years, Mr. Pierce has been an actor and a producer.

     Alan L. Friel has served as our General Counsel and Executive Vice President of Operations since August 1998 and as our Secretary since January 1999. In April 1999, Mr. Friel was promoted to Chief Administrative Officer. From 1997 to 1998, Mr. Friel was associated with the entertainment department of the national law firm Katten Muchin &

Zavis, where he represented institutional clients such as studios, production companies, distributors, new media companies and companies exploiting ancillary rights. From 1994 to 1997, he was associated with the law firm Kaye, Scholer, Fierman, Hays & Handler LLP. Prior to 1994, Mr. Friel was an attorney at the American Civil Liberties Union of Southern California. Mr. Friel is also an adjunct professor at UCLA's graduate school of Theater, Film & Television.

     Gregory Carpenter has served as our Chief Technology Officer since August 1999. Mr. Carpenter began working at Microsoft in 1993 as a developer of imaging and graphic software, and became Director of Microsoft's Streaming Media division in 1998. Since 1988, Mr. Carpenter has also served as President and Chief Executive Officer of Devices, Inc., a software company.

     Gary M. Gersh has served as a member of our board of directors since May 1999 and has been Co-President of >en. music group since May 1999. In January 1999, Mr. Gersh co-founded G.A.S. Entertainment Co., LLC, a music management company, and has served as its Co-President since inception. From 1993 to December 1998, Mr. Gersh was the President and Chief Executive Officer of Capitol Records, and from 1985 to 1993 was the Senior Vice President, A&R at Geffen Records.

     John P. Silva served as a member of our board of directors from May 1999 to September 1999 and has been Co-President of >en. music group since May 1999. In January 1999, Mr. Silva co-founded G.A.S. Entertainment Co., and has served as its Co-President since inception. From 1989 to December 1998, Mr. Silva was Co-President of Gold Mountain Entertainment, a music management company, where he represented and helped develop acts such as Beastie Boys, Beck, Foo Fighters and Nirvana.

     Mitchell J. Blutt M.D. has served as a member of our board of directors since May 1999. Dr. Blutt is the Executive Partner of Chase Capital Partners, the $8.0 billion investment fund of Chase Manhattan Corporation. He currently serves on the boards of directors of several organizations, including Hanger Orthopedic Group, a medical products company, Senior Psychology Services Corporation, American Imaging Management, Fisher Scientific Corp., a provider of products and services in various industries, La Petite Academy Corp., IBC Healthcare Asia, the IMG/Chase Sports Fund and Cassandra/Chase Entertainment Partners. He formerly served on the board of Cardinal Health Corp., General Medical Corp., and many other private corporations. Dr. Blutt is a member of the Board of Trustees of the University of Pennsylvania and of the Board of Overseers of the University of Pennsylvania's School of Arts and Sciences and currently serves on that institutions Undergraduate Financial Aid Committee. He is also an Adjunct Professor of Medicine at the New York Hospital/Cornell Medical Center.

     Robert W. Doede, Ph.D. has served as a member of our board of directors since April 1999. Since 1991, Dr. Doede has served as the Chairman of Centurion Capital Group Inc., and from 1984 to 1985, as the President of Centurion Capital Corp. Currently, Dr. Doede is the Executive Director of Centurion Capital Management Group.

     Gilbert B. Friesen has served as a member of our board of directors since May 1999. Mr. Friesen was a founding partner of Classic Sports Cable Network and its Co-Chairman of the Board from 1994 until the network was sold to ESPN in 1997. He served as the President of A&M records from 1979 to 1990, and is currently a director of Hard Rock Hotel & Casino. Mr. Friesen also serves as the President of the Board of Trustees of the Los Angeles Museum of Contemporary Art.

     Marc B. Nathanson has served as a member of our board of directors since September 1999. Mr. Nathanson has been the Chairman of the Board and Chief Executive Officer of Falcon Cable TV and its predecessors since 1975, and prior to September 19, 1995, also served as its President. Mr. Nathanson is currently a director of the National Cable Television Association and chaired its 1999 National Convention. Mr. Nathanson has served as Chairman of the Board, Chief Executive Officer and President of Enstar Communications Corporation since October 1988. Mr. Nathanson is an Advisory Board member of TVA, (Brasil) and also Chairman of the Board and Chief Executive Officer of Falcon International Communications, LLC. Mr. Nathanson is a trustee of the Annenburg School of Communications at the University of Southern California and a member of the Board of Visitors of the Anderson School of Management at UCLA. In addition, Mr. Nathanson serves on the Board of the UCLA Foundation and the UCLA Center for Communications Policy.

     Murray Neidorf has served as a member of our board of directors since May 1999. Mr. Neidorf is a Certified Public Accountant and has been a senior partner in the accounting firm of Perry & Neidorf since 1954. Mr. Neidorf received his MBA from UCLA in 1951 and was a lecturer in accounting at UCLA's business school from 1951 to 1967. He currently serves on the board of directors of Sewanee Productions, Inc. and various other private entertainment companies. He has also served as a member of the board of directors of Act III Broadcasting, Inc. and Act III Theaters Inc.

     Jeffrey A. Sachs, D.D.S. has served as a member of our board of directors since May 1999. Since October 1998, Dr. Sachs has served as a partner in Cassandra Chase Entertainment Partners, and has served as a member of Cassandra Partners since 1997. Dr. Sachs also has served as President of Sachs Associates Inc. since 1985.

BOARD COMPOSITION

     In accordance with the terms of our restated certificate of incorporation, effective upon the closing of this offering, the terms of office of the members of the board of directors will be divided into three classes, which will be determined prior to completion of this offering. After the initial classification, at each annual meeting of stockholders the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our bylaws currently provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of DEN.

     Each officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers devotes his or her full-time to the affairs of DEN, with the exception of our non-employee directors and Gary M. Gersh and John P. Silva. Messrs. Gersh and Silva will continue to conduct their music management company. See "Certain Relationships and Related
Transactions -- >en. music group and G.A.S. Entertainment Co." Our non-employee directors devote such time to the affairs of DEN as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     The audit committee of the board of directors meets with the financial staff to review our internal accounting procedures and reports and consults with and reviews the services provided by our independent accountants and the audit scope and reports. The audit committee currently consists of Robert W. Doede and Murray Neidorf, neither of whom is one of our officers.

     The compensation committee of the board of directors reviews and evaluates our compensation and benefit policies for all of our executive officers, administers our incentive plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Jeffrey A. Sachs, Robert W. Doede and Gilbert B. Friesen.

DIRECTOR COMPENSATION

     Directors do not currently receive cash compensation from us for their services as members of the board of directors. However, directors who are not officers of DEN are reimbursed for certain expenses in connection with attendance at board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors. Some of our outside directors have received grants of options to purchase shares of our common stock under our 1999 Incentive Compensation Plan. Beginning on the completion of this offering, non-employee directors of DEN will be eligible to receive nondiscretionary, automatic grants of options to purchase shares of DEN's common stock pursuant to the 1999 Non-Employee Directors' Stock Option Plan. See "-- 1999 Incentive Compensation Plan" and "-- 1999 Non-Employee Directors' Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Upon completion of this offering, the Compensation Committee will make all executive officer compensation decisions. Messrs. Sachs, Doede and Friesen are the only members of the Compensation Committee. Prior to that time, our full board made compensation decisions. None of the members of the Compensation Committee of the board of directors is an officer or employee of DEN. None of our executive officers, directors or compensation committee members presently serves, or in the past has served, on the compensation committee of any other company whose directors or executive officers served on our Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid during the year ended December 31, 1998 to each person who has served as our Chief Executive Officer during that year and our other executive officers that earned more than $100,000 during 1998. Our current Chief Executive Officer, H. James Ritts III, did not join our company until March 22, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                COMPENSATION AWARDS
                                                              ------------------------
                                 ANNUAL COMPENSATION                        NUMBER OF
                          ---------------------------------   RESTRICTED   SECURITIES
NAME AND PRINCIPAL                             OTHER ANNUAL     STOCK      UNDERLYING     ALL OTHER
POSITION                   SALARY     BONUS    COMPENSATION     AWARDS       OPTIONS     COMPENSATION
------------------        --------   -------   ------------   ----------   -----------   ------------
Marc Collins-Rector.....        --        --       --               --            --              --
  Chairman of the Board
David A. Neuman.........  $765,030        --       --          266,289        13,977      $1,371,000(1)
  President
Brock Pierce............   113,846        --       --               --            --              --
  Executive Vice
    President-Office of
    the Chairman
Alan L. Friel...........   141,538   $60,000       --               --        52,551              --
  General Counsel, Chief
    Administrative
    Officer and
    Secretary

-------------------------

(1) Represents a $1,000,000 cash bonus that was accrued in 1998 with payment deferred until 1999, and a $371,000 bonus paid to Mr. Neuman to fund the purchase price of 266,289 shares of restricted stock and the related grossed-up tax liability.

STOCK OPTION INFORMATION

  OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1998

     The following table sets forth certain information regarding options granted in 1998 to the executive officers named in the Summary Compensation Table above. We have never issued stock appreciation rights. Such options were granted at an exercise price equal to the fair market value of the common stock at the date of grant. In determining the fair market value of the common stock, the board of directors considered various factors, including recent arm's-length transactions, our financial condition and business prospects, operating results, the absence of a market for the common stock and the risks normally associated with investments in companies engaged in similar businesses. The term of each option granted is 10 years from the date of grant. Unvested and unexercisable options may terminate before their expiration dates if the optionee's status as an employee or a consultant is terminated or upon the optionee's death or disability.

                                        INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                       ----------------------------------------------------      VALUE AT ASSUMED
                         NUMBER OF       % TOTAL                               RATES OF STOCK PRICE
                        SECURITIES       OPTIONS                                 APPRECIATION FOR
                        UNDERLYING      GRANTED TO               PER SHARE        OPTION TERM(5)
                          OPTIONS      EMPLOYEES IN   EXERCISE   EXPIRATION    --------------------
NAME                    GRANTED(3)       1998(4)       PRICE        DATE          5%         10%
----                   -------------   ------------   --------   ----------    --------    --------
Marc
  Collins-Rector.....          --            --           --             --         --          --
David A. Neuman(1)...       9,435           2.7%       $0.75        8/31/08    $ 4,450     $11,278
                            4,542           1.3         6.67       12/31/08     19,043      48,259
Brock Pierce.........          --            --           --             --         --          --
Alan L. Friel(2).....      51,699          14.6         0.75        8/31/08     24,385      61,796
                              852           0.2         6.67       12/31/08      3,572       9,052

-------------------------
(1) Mr. Neuman's options vest 10% on the date of the grant, with 25% of the balance vesting each year over four years.

(2) 51,699 of Mr. Friel's options vest 25% on the date of the grant and then pro rata on a daily basis over the succeeding three years. The remaining 852 options vest 10% on the date of grant with 25% of the balance vesting each year over four years.

(3) Represents options granted under our Amended and Restated 1998 Incentive Compensation Plan and under each executive's individual employment agreement.

(4) Based on an aggregate of 355,255 shares of our common stock subject to options granted to employees in 1998.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission and do not represent our estimate of projection of future common stock prices.

     EXERCISE OF OPTIONS AND YEAR-END VALUES

     The following table sets forth information concerning option exercises during 1998 by the executive officers named in the Summary Compensation Table above, and the number of shares subject to both exercisable and unexercisable stock options held by each such officer as of December 31, 1998.

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                           NUMBER OF                         OPTIONS                IN-THE-MONEY OPTIONS
                            SHARES                     AT FISCAL YEAR-END           AT FISCAL YEAR-END(1)
                          ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                       EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      -----------   --------   -----------   -------------   -----------   -------------
Marc Collins-Rector.....      --          --             --             --            --             --
David A. Neuman.........      --          --          1,398         12,579
Brock Pierce............      --          --             --             --            --             --
Alan L. Friel...........      --          --         13,010         39,541

-------------------------
(1) Based on the assumed initial public offering price, minus the exercise price, multiplied by the number of shares underlying the option.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with each of H. James Ritts III, David A. Neuman, Edward H. Winter, Jr., Bruce J. Gamache, Brock Pierce, Alan L. Friel, Gregory Carpenter, Gary M. Gersh and John P. Silva. Their respective employment agreements, as amended and restated in some cases, provide that:

     - Mr. Ritts will serve as our Chief Executive Officer from March 22, 1999 to March 21, 2002;

     - Mr. Neuman will serve as our President from July 2, 1998 to June 30,
       2002;

     - Mr. Winter will serve as our Chief Marketing Officer from January 1, 1999 to August 4, 2003;

     - Mr. Gamache will serve as our Chief Operating Officer and Chief Financial Officer from April 12, 1999 to April 11, 2002;

     - Mr. Pierce will serve as our Executive Vice President -- Office of the Chairman from September 1, 1998 to June 30, 2002;

     - Mr. Friel will serve as our General Counsel and Chief Administrative Officer from August 31, 1998 to August 30, 2001;

     - Mr. Carpenter will serve as our Chief Technology Officer from August 2, 1999 to August 2, 2003; and

     - Messrs. Gersh and Silva will serve as Co-Presidents of >en. music group from May 1, 1999 to April 30, 2003.

     The employment agreements provide for the payment of an annual salary of $1,500,000 to Mr. Neuman, $1,000,000 to Mr. Winter, $400,000 to Mr. Gamache,
$250,000 to Mr. Pierce, $250,000 to Mr. Friel, $375,000 to Mr. Carpenter and $600,000 to each of Messrs. Gersh and Silva. Mr. Ritts' agreement provides that he is entitled to an annual base salary of $350,000 for the first year of his employment and $500,000 annually thereafter. Each of Messrs. Ritts, Neuman, Winter, Gamache, Pierce, Friel and Carpenter is eligible for consideration for a discretionary bonus determined by the board of directors from time to time. Ed Winter's bonus is to be based on our annual advertising revenues and industry norms for a chief marketing officer at a similarly situated company. In addition, Mr. Ritts received a $150,000 bonus upon the signing of his agreement, Mr. Neuman received a $1,000,000 bonus in January 1999, Mr. Friel received a $60,000 bonus upon the signing of his agreement and Mr. Carpenter received a $50,000 bonus upon the signing of his agreement.

     Messrs. Gersh and Silva's employment agreements each provide for the payment of an annual salary of $600,000, $350,000 of which will be paid out over the course of each year and $250,000 of which shall be applied in recoupment of the advance described in the next sentence. Each agreement provides for an advance of $1,000,000, payable in three equal installments on June 15, 1999, September 15, 1999 and January 18, 2000, subject to our receiving sufficient funding to make such advances. In the event an advance has not been made by the dates specified above, we are obligated to reimburse Messrs. Gersh and Silva on a monthly basis for their actual interest cost (up to 8 1/2% per annum) incurred to borrow the unpaid amount of the advance then due until such advance is paid. In addition, each of Messrs. Gersh and Silva's employment agreements provides for an annual bonus of an amount equal to $50,000 for each $2,000,000 of gross revenue of our music business, less revenue-related deductions, up to a maximum bonus of $1,000,000 per annum.

     Pursuant to the employment agreements, we issued the following stock options, warrants and/or restricted stock to the executives:

     - We granted Mr. Ritts non-qualified stock options to purchase 169,607 shares of our common stock at an exercise price of $6.67 per share of such options, with 25% of the then unvested amount shall become vested upon consummation of this offering. We also issued to Mr. Ritts non-qualified stock options to purchase 3,281 shares of our common stock at an exercise price of $1.67 per share in lieu of paying him $21,875 of salary in cash. We also issued to Mr. Ritts warrants to purchase 122,028 shares of our common stock at an exercise price of $6.67 per share;

     - We granted Mr. Neuman non-qualified stock options to purchase 191,555 shares of our common stock at an exercise price of $6.67 per share, 56,250 shares of our common stock at an exercise price of $1.67 per share in lieu of paying him $375,000 of salary in cash, and 9,435 shares of our common stock at an exercise price of $.75 per share. In addition, we granted Mr. Neuman incentive stock options to purchase 7,500 shares of our common stock at an exercise price of $6.67 per share. We also issued to Mr. Neuman warrants to purchase 230,220 shares of our common stock at an exercise price of $.75 per share and 13,836 shares of our common stock at an exercise price of $6.67 per share;

     - Mr. Neuman purchased 266,289 shares of common stock from us at a price of $.75 per share and in an amount equal to 4% of the number of shares of common stock issued and outstanding at the time of such issuance, calculated on a fully-diluted basis. This common stock is "restricted stock" and is subject to forfeiture under certain conditions. The restriction and forfeiture provisions applicable to Mr. Neuman's restricted stock automatically terminate upon, among other things, the consummation of this offering. Pursuant to his employment agreement, we paid Mr. Neuman a bonus in an amount equal to the aggregate purchase price of the restricted stock, plus an amount sufficient to gross him up with respect to his taxes attributable to such bonus;

     - We granted Mr. Winter non-qualified stock options to purchase 112,808 shares of our common stock at an exercise price of $6.67 per share and 9,375 shares of our common stock at an exercise price of $1.67 per share in lieu of paying him $62,500 of salary in cash. In addition, we granted Mr. Winter incentive stock options to purchase 172,326 shares of our common stock at an exercise price of $.75 per share (all of which shall become fully vested upon consummation of this offering) and 5,625 shares of our common stock at an exercise price of $6.67 per share. We also issued to Mr. Winter warrants to purchase 143,889 shares of our common stock at an exercise price of $.75 per share and to purchase 8,649 shares of our common stock at an exercise price of $6.67 per share;

    - We granted Mr. Friel non-qualified stock options to purchase 51,699 shares of our common stock at an exercise price of $.75 per share of such options, 25% of the then unvested amount shall become fully vested upon consummation of this offering. We also issued to Mr. Friel non-qualified stock options to purchase 51,804 shares of our common stock at an exercise price of $6.67 per share. 37,500 of these options shall become fully vested upon consummation of this offering. In addition, we issued to Mr. Friel incentive stock options to purchase 3,750 shares of our common stock at an exercise price of $6.67 per share, and non-qualified stock options to purchase 2,343 shares of our common stock at an exercise price of $1.67 per share in lieu of paying him $15,625 of salary in cash. In addition, we issued to Mr. Friel warrants to purchase 43,167 shares of our common stock at an exercise price of $.75 per share and 2,595 shares of our common stock at an exercise price of $6.67 per share;

    - We granted Mr. Gamache non-qualified stock options to purchase 127,952 shares of our common stock at an exercise price of $6.67 per share. Of such options, 25% of the then unvested amount shall become vested upon consummation of this offering. We also issued to Mr. Gamache non-qualified stock options to purchase 10,313 shares of our common stock at an exercise price of $1.67 per share in lieu of paying him $68,750 of salary in cash. In addition, we issued to Mr. Gamache warrants to purchase 91,523 shares of our common stock at an exercise price of $6.67 per share;

    - We granted Mr. Pierce non-qualified stock options to purchase 2,343 shares of our common stock at an exercise price of $1.67 per share in lieu of paying him $15,625 of salary in cash. We also granted to Mr. Pierce incentive stock options to purchase 3,750 shares of our common stock at an exercise price of $6.67 per share;

    - We granted Mr. Carpenter non-qualified stock options to purchase 150,000 shares of our common stock at an exercise price of $10.40 per share, 25% of the unvested amount of which shall become vested as the result of the consummation of this offering. In addition, we also granted Mr. Carpenter non-qualified stock options to purchase 50,000 shares of our common stock at an exercise price of $10.40 per share, with all of such options to become vested on July 1, 2000, subject to Mr. Carpenter's continued employment with us on such date; and

    - We granted to each of Mr. Silva and Mr. Gersh 399,984 shares of our common stock. This common stock is also "restricted stock" and is subject to forfeiture under certain conditions. The restrictions and forfeiture provisions applicable to Messrs. Silva and Gersh's restricted stock automatically terminate upon, among other things, the consummation of this offering.

     The employment agreements generally provide that in the event that the executive's employment is terminated for cause, by reason of our election not to proceed with our contemplated business, or due to a material continued interruption in our operations, the executive will be entitled to receive his base salary and vacation pay accrued through the date of his termination. Mr. Ritts' agreement also provides that if we terminate his employment during the first year due to our election not to proceed with our contemplated business, Mr. Ritts will be entitled to receive the balance of his base salary for such year.

     In the event that we terminate the executive's employment without cause or the executive terminates his employment as a result of our material breach of the employment agreement, the respective agreements provide as follows:

     - Messrs. Ritts, Neuman, Gersh, Silva, Winter, Gamache, Friel and Carpenter will be entitled to receive their base salary through the date upon which their employment agreement would otherwise have expired. Each of them also would be entitled to receive his accrued vacation pay through the date of termination. In addition, for a limited period of time, Messrs. Ritts, Winter, Gamache, Friel and Carpenter are obligated to seek other employment, and a portion of the income or benefits received from their subsequent employment will offset the compensation or benefits payable to them by us.

     - Mr. Pierce will be entitled to receive his base salary through the earlier of (i) one year from the date of termination, or (ii) the date upon which his employment agreement would otherwise have expired. Mr. Pierce also would be entitled to receive his accrued vacation pay through the date of termination. In addition, Mr. Pierce is obligated to seek other employment, and a portion of the income or benefits received from his subsequent employment will offset the compensation or benefits payable to him by us.

     Messrs. Ritts, Neuman, Gersh, Silva, Winter, Gamache, Pierce, Friel and Carpenter have agreed that they will not compete with us during the term of their employment agreement and will not solicit our employees during the term of their employment agreement and for one year thereafter. Mr. Neuman's employment agreement provides that if he becomes employed by a competitor of DEN prior to June 30, 2002, we will be entitled to offset certain amounts payable to him under his employment agreement by amounts that he receives from his subsequent employment. Messrs. Gersh and Silva's employment agreements provide that if they become employed by a competitor of DEN prior to May 9, 2003, the amounts payable to them under their employment agreements will be reduced by the amounts they receive from their subsequent employers. Messrs. Ritts, Neuman, Gersh, Silva, Winter, Gamache, Pierce, Friel and Carpenter have also agreed that they will not at any time disclose confidential information regarding our business.

     Pursuant to his employment agreement, Mr. Gamache purchased from us 30,000 shares of our common stock at a price of $6.67 per share.

     Mr. Ritts' employment agreement provides that we will pay the costs of his temporary housing in an amount not to exceed $4,500 per month for a period not to exceed one year. Mr. Gamache's employment agreement provides that we will pay the costs of his temporary housing in an amount not to exceed $3,500 per month for a period not to exceed six months. Mr. Carpenter's employment agreement provides that we will pay the costs of Mr. Carpenter's actual housing expenses in an amount not to exceed $5,000 per month for a period not to exceed six months. We will also reimburse Messrs. Ritts, Gamache and Carpenter for their reasonable out-of-pocket moving expenses.

AMENDED AND RESTATED 1998 INCENTIVE COMPENSATION PLAN

     Our board of directors has adopted, and our stockholders have approved, our 1998 Incentive Compensation Plan (as amended and restated), effective as of August 21, 1998. The 1998 Incentive Compensation Plan is a flexible plan that provides the compensation committee, or if no committee is appointed, the board of directors, with broad discretion to fashion the terms of the awards to provide eligible participants with stock-based and performance-related incentives as the compensation committee deems appropriate. The 1998 Incentive Compensation Plan permits the issuance of awards in a variety of forms, including:

     - non-qualified and incentive stock options for the purchase of our common stock;

     - restricted stock; and

     - performance awards.

     The persons eligible to participate in the 1998 Incentive Compensation Plan are directors, officers, employees and consultants of DEN or our affiliates who, in the opinion of the compensation committee, contribute to our growth and success. The purpose of the 1998 Incentive Compensation Plan is to promote the overall financial objectives of DEN and our stockholders by motivating eligible participants to achieve long-term growth in stockholder equity and to retain the association of these individuals. No participant may be granted awards under the 1998 Incentive Compensation Plan relating to more than 562,500 shares of common stock in any fiscal year, subject to adjustment as provided in the 1998 Incentive Compensation Plan. The 1998 Incentive Compensation Plan is administered by the compensation committee of our board of directors, or if no committee is appointed, the board of directors.

     The 1998 Incentive Compensation Plan provides for the award of up to 1,500,000 shares of our common stock, subject to adjustment as provided in the 1998 Incentive Compensation Plan. At the discretion of the compensation committee, shares of common stock subject to an award under the 1998 Incentive Compensation Plan that remain unissued upon termination of such award or are forfeited or are received by us as consideration for the payment of an award may be reissued under the 1998 Incentive Compensation Plan. In the event of a stock dividend, stock split, recapitalization, reorganization or other similar event, the compensation committee will adjust the aggregate number of shares of common stock subject to the 1998 Incentive Compensation Plan and the number, class and price of shares subject to outstanding awards.

     Upon a change of control of DEN:

     - any outstanding unvested stock options will become vested and exercisable;

     - all restrictions on outstanding restricted stock granted under the 1998 Incentive Compensation Plan will lapse and will become freely transferable under the securities laws;

     - all performance goals or conditions placed on outstanding performance awards will be deemed satisfied; and

     - participants will have the right to cash-out their outstanding awards within 60 days following the change of control, unless otherwise provided in a participant's agreement.

     The 1998 Incentive Compensation Plan defines a "change of control" as an event in which an outside entity becomes the beneficial owner of more than 35% of the voting power of our outstanding securities, the stockholders approve an agreement of merger or liquidation or, subject to certain limited exceptions, the members of the board of directors at the start of any 24-month period fail to constitute a majority of the board at the end of that 24-month period.

     Options granted under the 1998 Incentive Compensation Plan will provide for the purchase of our common stock at exercise prices determined by the compensation committee, provided that the per share exercise price of non-qualified stock options will not be less than 85% of the fair market value of a share of common stock on the date of grant and the per share exercise price of incentive stock options will not be less than 100% of the fair market value of a share of common stock on the date of grant (or 110% of the fair market value if the optionee owns more than 10% of our voting power on the date of grant).

     No option will be exercisable more than 10 years after the date of grant, or no more than 5 years from the date of grant in the case of incentive stock options granted to an optionee who owns more than 10% of our voting power on the date of grant. Options granted to persons who are not our directors, officers or consultants will vest at a rate of at least 20% per year over 5 years from the date of grant, subject to reasonable conditions such as continued employment. The 1998 Incentive Compensation Plan provides that upon notice of exercise, the compensation committee may elect to cash-out options which have been outstanding for at least six months.

     Restricted stock granted under the 1998 Incentive Compensation Plan will be subject to a risk of forfeiture and transferability restrictions. The period during which the restricted stock will be subject to such restrictions will be set by the compensation committee, and the lapse of such restrictions may occur in installments and may be accelerated in certain events.

     Performance awards granted under the 1998 Incentive Compensation Plan will be subject to grant, vesting or exercisability based on performance conditions specified by the compensation committee. The compensation committee may grant performance awards which are intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

     The 1998 Incentive Compensation Plan will terminate on August 21, 2008.

     As of July 31, 1999, we had issued an aggregate of 1,153,083 shares of common stock subject to outstanding stock options under the 1998 Incentive Compensation Plan.

1999 INCENTIVE COMPENSATION PLAN

     Our board of directors has adopted, and our stockholders have approved, our 1999 Incentive Compensation Plan, effective as of May 2, 1999. The effectiveness of the plan is subject to stockholder approval which is expected to be obtained prior to the consummation of this offering. The 1999 Incentive Compensation Plan contains terms which are substantially similar to the terms described above with respect to our 1998 Incentive Compensation Plan, with the following exceptions:

     - no participant may be granted awards under the 1999 Incentive Compensation Plan relating to more than 2,250,000 shares of common stock in any fiscal year, subject to adjustment as provided in the 1999 Incentive Compensation Plan;

     - the 1999 Incentive Compensation Plan provides for the award of up to 3,000,000 shares of our common stock, subject to adjustment in the event of any reorganization, recapitalization, reclassification, common stock dividend, stock split, reverse stock split or other similar transaction; and

     - the 1999 Incentive Compensation Plan will terminate on May 2, 2009.

     As of July 31, 1999, we had issued 503,046 stock options under the 1999 Incentive Compensation Plan.

1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     Our board of directors has adopted our 1999 Non-Employee Directors' Stock Option Plan, which is expected to be approved by our stockholders and become effective immediately prior to the closing of this offering. The purpose of the 1999 Non-Employee Directors' Stock Option Plan is to promote the overall financial objectives of DEN and our stockholders by motivating our non-employee directors to achieve long-term growth and performance.

     Under the 1999 Non-Employee Directors' Stock Option Plan, directors who are not employees of DEN are entitled to receive non-qualified stock options to purchase our common stock. The 1999 Non-Employee Directors' Stock Option Plan will be administered by the full board of directors.

     Subject to adjustment as provided in the 1999 Non-Employee Directors' Stock Option Plan, 300,000 shares of our common stock are available for issuance pursuant to options granted under the 1999 Non-Employee Directors' Stock Option Plan. At the discretion of the board of directors, shares of common stock subject to options under the 1999 Non-Employee Directors' Stock Option Plan that remain unissued upon termination of such option or are forfeited or are received by us as consideration for the exercise of an option may be reissued under the 1999 Non-Employee Directors' Stock Option Plan. In the event of a stock dividend, stock split, recapitalization, reorganization or other similar event, the board of directors will adjust the aggregate number of shares of common stock subject to the 1999 Non-Employee Directors' Stock Option Plan and the number, class and price of shares subject to outstanding options.

     All options granted under the 1999 Non-Employee Directors' Stock Option Plan will expire 10 years from the date of the option grant. The exercise price for options granted under the 1999 Non-Employee Directors' Stock Option Plan will initially be the price per share of common stock sold in this offering and thereafter the average of the closing bid and asked price for a share of our common stock for the 20 trading days immediately preceding the date of grant.

     The 1999 Non-Employee Directors' Stock Option Plan provides for the
automatic grant of an option to purchase           shares of our common stock to
each person who is a non-employee director on the effective date of the 1999 Non-Employee Directors' Stock Option Plan. Each person who subsequently becomes a non-employee director will automatically be granted an option to purchase shares of our common stock upon his or her initial election to the board of directors. Thereafter, on the date of each annual stockholders' meeting following the year of the director's initial grant, each participant who continues as a non-employee director will be granted an additional option to
purchase           shares of our common stock.

     Subject to the non-employee director's continued service as a director, options initially granted under the 1999 Non-Employee Directors' Stock Option Plan will become exercisable over a period of four years, with 25% vesting each year. Options subsequently granted in connection with a director's re-election at an annual stockholders' meeting will become exercisable over a period of three years, with 33 1/3% vesting each year. In the event that a participant ceases to be a non-employee director by reason of his or her death or disability, the participant's options, to the extent then exercisable, will remain exercisable for 90 days following the date of death or disability. In the event that a participant ceases to be a non-employee director other than due to death or disability, the participant's options, to the extent then exercisable, will remain exercisable for two years following the date that he or she ceased to be a director.

     Upon a "change of control" of DEN, all outstanding unvested stock options will become fully exercisable, and the board of directors will have the discretion to do any or all of the following:

     - provide that the securities of another entity be substituted for the common stock subject to the options, subject to appropriate adjustments;

     - grant the participant the right to cash-out his or her options;

     - require the assumption of our obligations under the 1999 Non-Employee Directors' Stock Option Plan, subject to appropriate adjustments; and

     - take any other action determined by the board of directors.

     The definition of a "change of control" in the 1999 Non-Employee Directors' Stock Option Plan is identical to that contained in the 1998 Incentive Compensation Plan, as described above, except that the acquisition of 20%, as opposed to 35%, of the voting power of our outstanding securities constitutes a change of control for the purposes of the 1999 Non-Employee Directors' Stock Option Plan.

     As of the date of this offering, no options have been granted under the 1999 Non-Employee Directors' Stock Option Plan.

FOUNDERS' PERFORMANCE STOCK OPTION PLAN

     Our board of directors has adopted our Founders' Performance Stock Option Plan which will become effective immediately prior to the closing of this offering. The Founders' Performance Stock Option Plan provides for the grant of non-qualified stock options to our founders, Messrs. Collins-Rector, Shackley and Pierce, upon DEN achieving certain milestones described below. The only persons eligible to participate in the Founders' Performance Stock Option Plan are Messrs. Collins-Rector, Shackley and Pierce, each of whom is currently one of our employees, executive officers and directors. The purpose of the plan is to promote our overall financial objectives by compensating Messrs. Collins-Rector, Shackley and Pierce in a manner that motivates them to achieve our long-term financial goals. Stock option grants under the Founders' Performance Stock Option Plan represent substantially all of the compensation that Messrs. Collins-Rector and Shackley will receive for the services that they perform for us. The Founders' Performance Stock Option Plan will be administered by our Compensation Committee.

     We have reserved 7,500,000 shares of our common stock for the issuance of options under the Founders' Performance Stock Option Plan, subject to adjustment as provided in the plan. At the discretion of the Compensation Committee, the Founders' Performance Stock Option Plan permits us to issue options with respect to any shares of common stock subject to an option granted pursuant to the Founders' Performance Stock Option Plan that remain unissued upon termination of such option, are forfeited, or are received by us as consideration for the exercise or payment of an option. The number of shares of common stock subject to the Founders' Performance Stock Option Plan, the number and exercise price of shares subject to outstanding options and other terms of outstanding options also will be equitably adjusted in the event of a stock dividend, stock split, recapitalization, sale of substantially all of our assets, reorganization or other similar event.

     Pursuant to the Founders' Performance Stock Option Plan, each founder, if then employed by us, will be awarded options to purchase a specified percentage of our outstanding common stock on a fully diluted basis when our average market capitalization for a period of one calendar month first exceeds $1 billion. The applicable percentage for each of our founders is 1.0% for Mr. Collins-Rector, 0.35% for Mr. Shackley and 0.15% for Mr. Pierce, in each case calculated after giving affect to the issuance of such options. The Founders' Performance Stock Option Plan defines "market capitalization" as the product of the average daily closing price of a share of our common stock during a calendar month multiplied by the number of fully-diluted shares of our common stock outstanding (excluding non-vested or non-exercisable securities) at the end of such month, less the value of any consideration received by us in financings, merger and acquisition transactions and in respect of options and warrants in transactions other than incentive compensation issued to officers, directors, employees or consultants. If we receive non-cash consideration for the issuance of such securities, the value thereof shall be determined in good faith by our board of directors.

     After the initial grant, the founders who continue to be employed by us will automatically receive similar option grants each time our market capitalization increases by $1 billion over the market capitalization at the time of any preceding grant. The maximum number of grants under the Founders' Performance Stock Option Plan for any participant is ten.

     The per share exercise price of options granted under the Founders' Performance Stock Option Plan will be equal to the fair market value of a share of our common stock on the date of grant. All options granted under the Founders' Performance Stock Option Plan will be immediately exercisable, but may not be exercised later than the tenth anniversary of the date of its grant. Options will not be transferable other than pursuant to the laws of descent and distribution or pursuant to a transfer which complies with federal securities laws and other applicable laws.

     In connection with the Founders' Performance Stock Option Plan, prior to the closing of this offering, it is expected that each of Messrs. Collins-Rector and Shackley will enter into a two-year employment agreement pursuant to which they will each receive nominal cash compensation and the options, if any, granted to him under the Founders' Performance Stock Option Plan. Mr. Pierce will continue to receive the cash compensation payable to him under his existing employment agreement as well as the options, if any, granted to him under the Founders' Performance Stock Option Plan.

     We are obligated to submit the Founders' Performance Stock Option Plan for approval by our stockholders prior to the third annual meeting of our stockholders following the closing of our initial public offering. If our stockholders do not approve the Founders' Performance Stock Option Plan, we will not be permitted to make any grants under the plan following such decision, and instead we will be obligated to negotiate in good faith with the participants under such plan to enter into alternative arrangements to compensate our founders for their services to us.

     Our board of directors or the Compensation Committee may amend, modify or discontinue the Founders' Performance Stock Option Plan at any time, except for amendments which would (i) impair the rights of a participant without the participant's consent, or (ii) disqualify the Plan from the exemption provided by Rule 16b-3 under the Securities Exchange Act of 1934. In addition, amendments are subject to stockholder approval if required by applicable law, and any amendment by the Compensation Committee is subject to approval by our board of directors. The Compensation Committee may amend the terms of any option previously granted under the Founders' Performance Stock Option Plan (other than to decrease the option exercise price), subject to the participant's consent if such amendment impairs the rights of the participant, unless such amendment is necessary for us to obtain pooling of interest accounting treatment in a transaction.

     The Founders' Performance Stock Option Plan will terminate on the tenth anniversary of the date of our initial public offering.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of July 31, 1999 by:

     - each stockholder known by us to beneficially own 5% or more of our common stock;

     - each director;

     - each executive officer named in the Summary Compensation Table under "Management -- Executive Compensation"; and

     - all directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The address of each person listed is c/o Digital Entertainment Network, Inc., 2230 Broadway, Santa Monica, California 90404. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days of July 31, 1999 but excludes shares of common stock underlying options or warrants held by any other person. Percentage of beneficial ownership is based on 18,549,976 shares of common stock outstanding as of July 31, 1999, after giving effect to:

     - the conversion of all outstanding shares of convertible preferred stock; and

     - the conversion of all outstanding convertible notes;

and        shares of common stock outstanding after completion of this offering.
"Shares Beneficially Owned" includes "Shares Issuable Upon Exercise of Stock Options or Warrants."

                                                                             PERCENTAGE OF
                                                                                SHARES
                                                                             BENEFICIALLY
                                                       SHARES ISSUABLE           OWNED
                                           SHARES      UPON EXERCISE OF   -------------------
                                        BENEFICIALLY    STOCK OPTIONS     PRIOR TO    AFTER
NAME OF BENEFICIAL OWNER                   OWNED         OR WARRANTS      OFFERING   OFFERING
------------------------                ------------   ----------------   --------   --------
Marc Collins-Rector(1)................   11,534,417              --        56.51%
Chad M. Shackley......................    1,913,252              --        10.31%
Mitchell J. Blutt, M.D.(2)............    1,500,000              --         8.09%
Cassandra/Digital Entertainment
  Network Partners, LLC(3)............    1,500,000              --         8.09%
Chase Venture Capital Associates,
  L.P.(4).............................    1,500,000              --         8.09%
Jeffrey Sachs(5)......................    1,500,000              --         8.09%
Brock Pierce(6).......................      911,167           2,718         4.76%
David A. Neuman(7)....................      617,110         321,155         3.27%
Gary M. Gersh.........................      468,522              --         2.53%
John P. Silva.........................      410,829              --         2.21%
Edward H. Winter, Jr.(8)..............      389,372         360,525         2.06%
Bruce J. Gamache(9)...................      309,197         163,812         1.65%
H. James Ritts III(10)................      207,042         199,830         1.10%
Alan L. Friel(11).....................      124,991         120,519            *
Murray Neidorf(12)....................       92,625           2,625            *
Robert W. Doede(13)...................       80,366           8,250            *
Layne Britton(14).....................        9,837           2,625            *
Gilbert B. Friesen(15)................        2,625           2,625            *
All directors and executive officers
  as a group (17 persons).............   20,071,349       1,184,685        90.39%

-------------------------

  *  Represents less than 1% of our outstanding shares of common stock.

 (1) Includes 1,863,000 shares of common stock owned by Chad Shackley, Brock Pierce, Murray Neidorf, Michael Neidorf and Scott Shackley which Mr. Collins-Rector has the right to vote pursuant to the Stockholders' Agreement, dated January 1, 1998.

 (2) The shares listed include 548,077 shares of common stock that are beneficially owned by Chase Venture Capital Associates, L.P. and 951,922 shares of common stock that are beneficially owned by Cassandra/Digital Entertainment Network Partners, LLC. Dr. Blutt is a general partner of Chase Capital Partners, the sole general partner of Chase Venture Capital Associates; and Chase Venture Capital Associates is the sole managing member of Cassandra/Digital Entertainment Network Partners. By reason of such relationships, Dr. Blutt may be deemed to own beneficially the foregoing shares of common stock. In addition, Chase Venture Capital Associates and Cassandra/Digital Entertainment Network Partners may be deemed to be part of a "group" (for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934) as a result of certain co-investment arrangements between affiliates of each of Chase Venture Capital Associates and Cassandra/Digital Entertainment Network Partners pursuant to which such affiliates have agreed to work together regarding the ultimate disposition of common stock beneficially owned by Chase Venture Capital Associates and Cassandra/Digital Entertainment Network Partners. Dr. Blutt expressly disclaims that he is a member of such "group" and expressly disclaims beneficial ownership of the shares owned by Chase Venture Capital Associates and Cassandra/Digital Network Partners.

 (3) The shares listed include 548,077 shares of common stock beneficially owned by Chase Venture Capital Associates, which is the sole managing member of Cassandra/Digital Network Partners. Chase Venture Capital Associates and Cassandra/Digital Network Partners may be deemed to be part of a "group" as more fully described in note 2 above. Cassandra/Digital Network Partners expressly disclaims that it is such a member of such "group" and expressly disclaims beneficial ownership of the shares held by Chase Venture Capital Associates.

 (4) The shares listed include 951,922 shares of common stock owned by Cassandra/Digital Network Partners, whose sole managing member is Chase Venture Capital Associates. In addition, Chase Venture Capital Associates and Cassandra/Digital Network Partners may be deemed to be part of a "group" as more fully described in note 2 above. Chase Venture Capital Associates, however, expressly disclaims that it is such a member of such "group" and expressly disclaims beneficial ownership of the shares held by Cassandra/Digital Network Partners.

 (5) The shares listed include 951,922 shares of common stock that are beneficially owned by Cassandra/Digital Entertainment Network Partners, LLC and 548,077 shares of common stock that are beneficially owned by Chase Venture Capital Associates, L.P.

 (6) Includes 2,718 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of July 31, 1999. Also includes 608,449 shares of common stock issuable upon exercise of an option held by Mr. Pierce to purchase $456,337 principal amount of one of Marc Collins-Rector's convertible notes and the subsequent conversion of that convertible note. See "Certain Relationships and Related
     Transactions -- Notes Payable to Messrs. Collins-Rector and Shackley." Excludes 3,375 shares of stock issuable upon the exercise of stock options that are exercisable after July 31, 1999.

 (7) Includes 321,155 shares of common stock issuable upon the exercise of stock options and warrants that are exercisable within 60 days of July 31, 1999, including warrants that will become exercisable as a result of the completion of this offering and conversion of our convertible indebtedness. See "Management -- Employment Agreements." Excludes 187,642 shares of stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

 (8) Includes 360,525 shares of common stock issuable upon exercise of stock options and warrants that are exercisable within 60 days of July 31, 1999, including options and warrants that will become exercisable as a result of the completion of this offering and conversion of the Convertible Indebtedness. See "Management -- Employment Agreements." Excludes 92,149 shares of stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

 (9) Includes 163,812 shares of common stock issuable upon exercise of stock options and warrants that are exercisable within 60 days of July 31, 1999, including options and warrants that will become exercisable as a result of the completion of this offering and conversion of the Convertible Indebtedness. Excludes 65,975 shares of common stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

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

(10) Includes 199,830 shares of common stock issuable upon exercise of stock options and warrants that are exercisable within 60 days of July 31, 1999, including options and warrants that will become exercisable as a result of the completion of this offering and conversion of the Convertible Indebtedness. Excludes 95,087 shares of common stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

(11) Includes 120,519 shares of common stock issuable upon exercise of stock options and warrants that are exercisable within 60 days of July 31, 1999, including options and warrants that will become exercisable as a result of the completion of this offering and conversion of the Convertible Indebtedness. See "Management -- Employment Agreements." Excludes 34,839 shares of stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

(12) Excludes 7,875 shares of common stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

(13) Excludes 24,750 shares of common stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

(14) Excludes 7,875 shares of common stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

(15) Excludes 7,875 shares of common stock issuable upon exercise of stock options that are not exercisable within 60 days of July 31, 1999.

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

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following summarizes various transactions between us and our directors or executive officers.

NOTES PAYABLE TO MESSRS. COLLINS-RECTOR AND SHACKLEY

     We have executed three convertible promissory notes in favor of an affiliated trust of Marc Collins-Rector. The first Collins-Rector note was issued in an initial principal amount of $3,444,819, bears interest at the rate of 8% per annum, and matures on December 31, 1999. The principal amount of the note together with interest through December 31, 1999 will be converted at the closing of this offering into 5,045,283 shares of common stock at a conversion price of $0.75 per share. In October 1998, Mr. Collins-Rector granted Brock Pierce an option to purchase $456,337 of the principal amount of the first Collins-Rector note at an exercise price equal to the principal amount of the optioned portion of the note. The second Collins-Rector note was issued in an initial principal amount of $2,131,475, bears interest at the rate of 8% per annum, matures on December 31, 1999 and similarly the principal amount of the note together with interest through December 31, 1999 will be converted into 345,933 shares of common stock at a conversion price of $6.67 per share. The third Collins-Rector note was issued in an initial principal amount of $7,500,000 (of which $1,000,000 was actually borrowed), bears interest at the rate of 8% per annum, matures on December 31, 2000 and the principal amount of the note together with interest through December 31, 1999 will be similarly converted into 152,125 shares of common stock at a conversion price of $6.93 per share.

     We also have executed two convertible promissory notes in favor of Chad M. Shackley. The first Shackley note was issued in an initial principal amount of $484,945, bears interest at the rate of 8% per annum, matures on December 31, 1999 and the principal amount of the note together with interest through December 31, 1999 will be converted at the closing of this offering into 710,251 shares of common stock at a conversion price of $0.75 per share. The second Shackley note was issued in an initial principal amount of $65,528, bears interest at the rate of 8% per annum and matures on December 31, 1999. No amount was drawn under the second Shackley note.

     In May 1999, each of Messrs. Collins-Rector, Shackley and Pierce executed an agreement under which they will convert their notes immediately prior to the completion of this offering. The notes will be converted as if they had been held and were accruing interest up to and including December 31, 1999. Messrs. Collins-Rector and Shackley also terminated the availability of further funds under the third Collins-Rector note and the second Shackley note, effective as of May 31, 1999. As a result, we can no longer draw down any of the remaining funds under those notes.

     In May 1999, we also issued a promissory note in favor of an affiliated trust of Marc Collins-Rector with borrowing capacity up to $1,000,000, bearing interest at the rate of 8% per annum. Approximately $500,000 of principal was drawn down on the note, which amount was repaid on May 26, 1999 using cash proceeds from our sale of Series B Convertible Preferred Stock. The note was then terminated and consequently we can no longer draw down any further funds under it.

EMPLOYMENT ARRANGEMENTS

     DEN and each of H. James Ritts III, David A. Neuman, Edward H. Winter, Jr., Bruce J. Gamache, Brock Pierce, Alan L. Friel, Gregory Carpenter, Gary M. Gersh and

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

John P. Silva, have entered into employment agreements, each of which is described under "Management--Employment Agreements."

     In addition, we entered into a letter agreement, dated January 1, 1999, with Messrs. Neuman, Winter, Pierce and Friel pursuant to which we granted incentive stock options to purchase the following number of shares: 7,500 shares of common stock to Mr. Neuman, 5,625 shares of common stock to Mr. Winter, 3,750 shares of common stock to Mr. Pierce and 3,750 shares of common stock to Mr. Friel. The exercise price of these incentive stock options is $6.67 per share, and the options are subject to vesting and other conditions. Under the same agreement, we also granted the following non-qualified stock options to purchase the following number of shares: 56,250 shares of common stock to Mr. Neuman, 9,375 shares of common stock to Mr. Winter, 2,343 shares of common stock to Mr. Pierce and 2,343 shares of common stock to Mr. Friel. We granted the non-qualified stock options, each with an exercise price of $1.67 per share, in exchange for the agreement of these executives to forego a portion of their respective 1999 salaries. As of May 31, 1999, all of such non-qualified options were fully vested.

     In addition, we entered into a letter agreement, dated April 19, 1999, with Messrs. Ritts and Gamache pursuant to which we granted the following non-qualified stock options to purchase the following number of shares: 10,312 shares of common stock to Mr. Gamache and 3,280 shares of common stock to Mr. Ritts. We granted the non-qualified stock options, each with an exercise price of $1.67 per share, in exchange for the agreement of these executives to forego a portion of their respective 1999 salaries. These options vested pro-rata on a daily basis through July 16, 1999.

     In connection with Mr. Neuman's, Mr. Winter's and Mr. Friel's employment agreements, we also entered into a tax indemnity arrangement relating to the issuance of restricted stock or stock options, as the case may be, to Messrs. Neuman, Winter and Friel.

     We will enter into new employment agreements with Marc Collins-Rector and Chad Shackley prior to the closing of this offering. These employment agreements are expected to provide for payment of nominal cash consideration and contain customary non-compete and non-solicitation covenants. See
"Management -- Founders' Compensation Plan."

SERIES A CONVERTIBLE PREFERRED STOCK

     In December 1998, in private placement transactions, we issued 68,265 shares of Series A Convertible Preferred Stock at a price of $100.00 per share. In March 1999, we issued 2,188 shares of Series A Convertible Preferred Stock to Exodus Communications, Inc. as part consideration for information technology services provided to us. Each share of Series A Convertible Preferred Stock is convertible into 15 shares of our common stock at a conversion price of $6.67 per share, subject to adjustment. The holders of outstanding shares of Series A Convertible Preferred Stock are entitled to receive dividends on the common stock if, when and as declared by the board of directors, in an amount equal to what the holders of the Series A Convertible Preferred Stock would have received had such stock been converted into common stock. However, we have never declared or paid dividends on the Series A Convertible Preferred Stock. All shares of Series A Convertible Preferred Stock will automatically convert into shares of common stock upon the closing of this offering. The holders of such Series A Convertible Preferred Stock are entitled to registration rights with respect to the shares of common stock issued upon such conversion. See "Description of Capital Stock -- Registration Rights."

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

SERIES B CONVERTIBLE PREFERRED STOCK

     In May 1999, in a private placement transaction, we issued 250,000.3 shares of Series B Convertible Preferred Stock at a price of $104 per share to a group of investors including seven members of our senior management, Cassandra Chase Entertainment Partners LLC, Chase Capital Partners, Dell Computer Corp., Microsoft Corporation and senior executives of Lazard Freres & Co. LLC. Each share of Series B Convertible Preferred Stock is convertible into 15 shares of our common stock at a conversion price of $6.93 per share, subject to adjustment. The holders of outstanding shares of Series B Convertible Preferred Stock are entitled to receive dividends in cash if, when and as declared by the board of directors on the common stock, in an amount equal to what the holders of the Series B Convertible Preferred Stock would have received had such stock been converted into common stock. However, we have never declared or paid dividends on the Series B Convertible Preferred Stock. All shares of Series B Convertible Preferred Stock will automatically convert into shares of common stock upon the closing of this offering. The holders of such Series B Convertible Preferred Stock are entitled to registration rights with respect to the shares of common stock issuable upon such conversion. See "Description of Capital Stock -- Registration Rights."

SERIES C CONVERTIBLE PREFERRED STOCK

     In September 1999, in a private placement transaction, we issued 47,537 shares of Series C Convertible Preferred Stock at a price of $175 per share to a group of investors including two members of our Board of Directors and Dell Computer Corp. Each share of Series C Convertible Preferred Stock is convertible into 15 shares of our common stock at a conversion price of $11.67 per share, subject to adjustment. The holders of outstanding shares of Series C Convertible Preferred Stock are entitled to receive dividends in cash if, when and as declared by the board of directors on the common stock, in an amount equal to what the holders of the Series C Convertible Preferred Stock would have received had such stock been converted into common stock. However, we have never declared or paid dividends on the Series C Convertible Preferred Stock. All shares of Series C Convertible Preferred Stock will automatically convert into shares of common stock upon the closing of this offering. The holders of such Series C Convertible Preferred Stock are entitled to registration rights with respect to the shares of common stock issuable upon such conversion. See "Description of Capital Stock -- Registration Rights."

RELATIONSHIP BETWEEN >EN. MUSIC GROUP AND G.A.S. ENTERTAINMENT CO., LLC

     As of May 1, 1999, two of our directors, Gary M. Gersh and John P. Silva, agreed to serve as Co-Presidents of >en. music group for a period of four years. In consideration for their services, each of them will receive a salary of $600,000 and have received 399,984 shares of common stock. Each of them also has or will receive a cash advance of $1,000,000 payable in three equal installments on June 15, 1999, September 15, 1999 and January 18, 2000, subject to our receipt of sufficient proceeds either from this offering or from a private placement of preferred stock. The June 15, 1999 payments were made using proceeds from the sale of our Series B Convertible Preferred Stock. We will recoup these advances by deducting $250,000 from each of Messrs. Gersh's and Silva's salaries in each year of their respective employment contracts. In the event of the termination of either Messrs. Gersh or Silva's employment, the advance shall be deemed fully earned upon termination. We recognized the full amount of the advance as compensation expense in the three months ended June 30, 1999. Messrs. Gersh and Silva also serve as Co-Presidents of G.A.S. Entertainment Co., the music management company which they formed in January

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

1999. Messrs. Gersh and Silva have agreed to work exclusively for us, except for providing music artist management. Our agreement with them provides that they may continue to own and operate G.A.S. Entertainment Co., their existing artist management company, from our offices on a rent-free basis and continue to work as artist managers in the entertainment industry, provided that such services do not materially interfere with their ability to render services to us.

RELATIONSHIP BETWEEN DEN AND U30 GROUP, LLC

     As of June 1, 1999, we entered into an agreement with U30 Group, LLC, a company co-founded and majority-owned by Edward H. Winter, Jr., our Chief Marketing Officer, for the start-up phase of a proprietary consumer panel to be created, recruited, managed and maintained by U30 Group exclusively for us. During the start-up phase, which will last until October 31, 1999, U30 Group has agreed to recruit for the panel 120 individuals between the ages of 15 and 22 in four key markets. Among other duties and responsibilities, U30 Group will provide monetary compensation to the panelists in exchange for various forms of feedback regarding our programming and will create and maintain a detailed computer database belonging to us that catalogs the individual preferences and viewpoints of each panelist. In exchange for such services, we have agreed to pay U30 Group $100,000 in management and recruiting costs, as well as reimburse U30 Group for up to $25,000 in travel costs and $30,000 in panelist incentives. The parties have also agreed to negotiate in good faith for the subsequent continuation and expansion of the panel into a second phase to begin no later than November 1, 1999. In addition, U30 Group and DEN share office space in Knoxville, Tennessee, as well as related expenses. In addition, we share office space with U30 Group in Knoxville, Tennessee, with U30 Group occupying 60% of the space and DEN the other 40% of the space. U30 Group and DEN split the rent accordingly and proportionately share related general and administrative expenses.

PAYMENT OF OFFICE-RELATED EXPENSES TO MARC COLLINS-RECTOR

     During the period from June 4, 1996 to December 31, 1997, we paid a total of $75,750 to Marc Collins-Rector for shared facility and office rental expenses. These amounts were allocated based on the proportionate space we used when our headquarters were located in Mr. Collins-Rector's home during that same period.

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                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 120,000,000 shares of common stock, $.01 par value per share, and 20,000,000 shares of preferred stock, $.01 par value per share. Based on the number of shares of common stock, options and warrants outstanding July 31, 1999, immediately after giving effect to this
offering, there will be outstanding                shares of common stock,
outstanding options to purchase 1,917,987 shares of common stock and outstanding warrants to purchase 655,906 shares of common stock. The shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock will be converted automatically into shares of common stock upon the closing of this offering and, following such time, no shares of preferred stock will be outstanding or designated.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and they do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of DEN, the holders of our common stock will be entitled to receive ratably the net assets of DEN available after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Effective upon the completion of this offering, all of our outstanding preferred stock will automatically convert into common stock on a 15-for-one basis. Accordingly, upon completion of this offering, 20,000,000 shares of undesignated preferred stock will be authorized, and no shares will be outstanding. The board of directors has the authority, within the limitations and restrictions stated in our restated certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of our common stock and could adversely affect the voting and other rights of the holders of common stock. See "Risk Factors -- Anti-Takeover Provisions Affecting Us Could Prevent or Delay a Change of Control."

OPTIONS

     As of July 31, 1999, we had outstanding options to purchase 1,917,987 shares of common stock, and up to an additional 2,565,330 shares of common stock may be subject to options granted in the future under our 1999 Incentive Compensation Plan. In addition, 300,000 shares of common stock may be subject to options granted in the future under our 1999 Non-Employee Director Stock Option Plan. We also have reserved 7,500,000 shares of our common stock for issuance under our Founders' Performance Stock Option Plan.
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

The number of shares of common stock issuable upon exercise of each option will be adjusted to reflect changes in our capital structure. See
"Management -- Amended and Restated 1998 Incentive Compensation Plan," "-- 1999 Incentive Compensation Plan", "-- 1999 Non-Employee Directors' Stock Option Plan" and "-- Founders' Performance Stock Option Plan."

COMMON STOCK WARRANTS

     As of July 31, 1999, we had outstanding warrants to purchase 655,906 shares of our common stock. The number of shares of common stock issuable upon exercise of each warrant will be adjusted to reflect changes in our capital structure. See "Management -- Employment Agreements."

REGISTRATION RIGHTS

     The holders of our Series A Convertible Preferred Stock are entitled to have their shares registered by us under the Securities Act pursuant to the terms of an agreement between us and those holders. Subject to the limitations specified in the agreement, these registration rights include the following:

     - The holders may require us, on one occasion and at least 365 days after completion of this offering, to register for public resale the shares of common stock underlying the Series A Convertible Preferred Stock.

     - If we register any shares of common stock, the holders are entitled to include in such registration the shares of common stock underlying their shares of Series A Convertible Preferred Stock.

     The holders of our Series B Convertible Preferred Stock are entitled to have their shares registered by us under the terms of a similar agreement between us and those holders. Subject to the limitations specified in that agreement, these registration rights include:

     - The holders may require us, on three occasions and at least 180 days after the consummation of this offering, to register for public resale the shares of common stock underlying the Series B Convertible Preferred Stock.

     - If we register any shares of common stock, the holders are entitled to include in such registration the shares of common stock underlying their shares of Series B Convertible Preferred Stock.

     The rights of holders of our Series B Convertible Preferred Stock are subject to the rights of holders of Series A Convertible Preferred Stock.

     The holders of our Series C Convertible Preferred Stock are entitled to have their shares registered by us under the terms of a similar agreement between us and those holders. Subject to the limitations specified in that agreement, these registration rights include:

     - The holders may require us, on one occasion and at least 180 days after the consummation of this offering, to register for public resale the shares of common stock underlying the Series C Convertible Preferred Stock.

     - If we register any common stock, the holders are entitled to include in such registration the shares of common stock underlying their shares of Series C Convertible Preferred Stock.

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

     The rights of holders of our Series C Convertible Preferred Stock are subject to the rights of holders of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.

     In addition, we have agreed, to the extent permitted by Form S-8 and subject to any underwriters' lock-up requirements, to use our best efforts to file a registration statement on Form S-8 covering the issuance of shares of our common stock upon exercise of options and warrants held by Messrs. Neuman, Winter, Friel, Ritts and Gamache and the resale of shares of restricted stock held by Messrs. Neuman, Gersh and Silva. In addition, subject to certain conditions, we have agreed with Messrs. Neuman, Winter, Friel, Ritts, Gersh, Silva and Gamache to use our best efforts to include such persons in any registration rights agreement that we enter into with Mr. Collins-Rector.

DELAWARE ANTI-TAKEOVER LAW AND OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

     ANTI-TAKEOVER LAW

     Upon the closing of this offering, we will be subject to the provisions of
Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - the transaction in which such stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

     - upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

     - on or subsequent to the date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Generally, an "interested stockholder" is a person who, together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock. The restrictions in this statute could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to DEN and therefore discourage attempts to acquire DEN.

     In addition, our restated certificate of incorporation and bylaws that will be in effect prior to the closing of this offering, as summarized below, may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for our common stock.

     CLASSIFIED BOARD OF DIRECTORS

     Immediately prior to the closing of this offering, our board of directors will be divided into three classes of directors serving staggered, three-year terms. As a result,

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approximately one-third of the members of our board of directors will be elected each year. When coupled with the provision of our restated certificate of incorporation authorizing our board of directors to fill vacant directorships and increase the size of the board of directors, these provisions may prevent stockholders from replacing a majority of our board of directors by election in any one year, or by removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by such removals with their own nominees.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT

     Immediately prior to the closing of this offering, our restated certificate of incorporation will provide that the stockholders can take action only at a duly called annual or special meeting of stockholders. Accordingly, our stockholders will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of DEN.

     SPECIAL MEETINGS OF STOCKHOLDERS

     Our restated certificate of incorporation will provide that special meetings of our stockholders can be called only by our Chairman of the Board, our Chief Executive Officer, our Executive Committee or our board of directors.

     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     Our bylaws require that timely notice in writing be provided by stockholders seeking to bring business before, or to nominate candidates for election as directors at, the annual meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders.

     If no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days before or after that anniversary date, notice will be timely if received not later than the close of business on the tenth day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first.

     Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from timely bringing matters before, or from making nominations for directors at, an annual meeting of stockholders.

     AMENDMENTS TO OUR BYLAWS

     Our restated certificate of incorporation will provide that our bylaws may be amended, altered or repealed only with the vote of a majority of all directors or the vote of the holders of at least a majority of our outstanding voting stock.

     LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages incurred for the breach of a director's fiduciary duty or duty of care. Our restated certificate of incorporation includes a provision that eliminates the personal liability of our

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directors for monetary damages incurred as a result of a breach of their fiduciary duty as a director, except in the case of:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - acts subject to Section 174 of the Delaware General Corporation Law that constitute unlawful dividends and stock purchases; or

     - any transaction from which the director derived an improper personal benefit.

Our bylaws generally provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     - we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our restated certificate of incorporation, our bylaws or other agreements; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by Delaware law.

     We currently have directors' and officers' insurance providing for indemnification of our directors, officers and some employees. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and executive officers.

     The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. Such provisions may also reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, the value of a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers in connection with these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. We are unaware of any threatened litigation that may result in claims for indemnification.

TRANSFER AGENT AND REGISTER

     ChaseMellon Shareholder Services, L.L.C. has been appointed as the transfer agent and registrar for our common stock. Its telephone number for such purposes is (213) 553-9700.

LISTING

     We intend to apply to have our common stock approved for quotation on The Nasdaq Stock Market's National Market under the trading symbol "DENX".

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                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Furthermore, because no shares will be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the market price of our common stock and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of shares of common stock, assuming no exercise of outstanding options or warrants and no exercise by the underwriters of their over-allotment option. All of the shares of common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" as that term is defined in Rule 144 under the Securities Act. The 19,263,031 shares of common stock held by our existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

LOCK-UP AGREEMENTS

     Our executive officers, directors and stockholders that own 1% or more of our outstanding common stock on a fully-diluted basis have agreed not to, without the prior written consent of Credit Suisse First Boston Corporation on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for common stock, or publicly disclose the intention to make any such offer, sale, pledge or other disposal.

     In addition, each of our executive officers, directors and stockholders that own 1% or more of our common stock has agreed not to make any demand for the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock during such 180-day period.

     Upon expiration of the lock-up period, 19,263,031 shares of common stock will be available for resale to the public in accordance with Rule 144. Credit Suisse First Boston Corporation may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of such restricted securities that does not exceed the greater of:

     - 1% of the number of shares of the same class as such restricted securities then outstanding; or

     - the average weekly trading volume of shares of such class of securities on a national securities exchange or The Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of restricted securities proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares of restricted securities without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of restricted securities from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

STOCK OPTIONS

     Following the consummation of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering 5,717,765 shares of common stock reserved for issuance under our stock option plans and other outstanding stock options and warrants and shares of restricted stock. Such registration statement will automatically become effective upon filing. As of July 31, 1999, options to purchase 617,040 shares were vested. However, substantially all of the options, warrants and restricted stock covered by the registration statement will be subject to the lock-up agreements described above and, as a consequence, may not be sold until 180 days after the offering. Subject to the exercise of such options and warrants, shares registered under such registration statement will be available for sale in the open market immediately after the 180-day lock-up period expires.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                , we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Lazard Freres &
Co. LLC and                are acting as representatives, the following
respective numbers of shares of common stock:

                                                               NUMBER
                      UNDERWRITERS                           OF SHARES
                      ------------                           ----------
Credit Suisse First Boston Corporation...................
Lazard Freres & Co. LLC..................................
                                                             ----------
     Total...............................................
                                                             ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to           additional shares at the initial public offering
price, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $          per share. The
underwriters and selling group members may allow a discount of $          per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                      PER SHARE                           TOTAL
                           -------------------------------   -------------------------------
                              WITHOUT            WITH           WITHOUT            WITH
                           OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                           --------------   --------------   --------------   --------------
Underwriting Discounts
  and Commissions paid by
  us.....................     $                $                $                $
Expenses payable by us...     $                $                $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     Our executive officers, directors and stockholders that own 1% or more of our outstanding common stock on a fully-diluted basis have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price up to           shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have made an application to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "DENX".

     Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things and in addition to prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, and overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The representatives, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis and is exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and
(iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to the offering. Such a report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock being sold in this offering and other legal matters relating to the offering will be passed upon for us by Latham & Watkins, Los Angeles, California. Certain legal matters relating to the offering also will be passed upon for us by Katten Muchin & Zavis, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York. Certain partners, including an affiliated investment fund, and associates of Katten Muchin & Zavis own an aggregate of 1,200 shares of Series A Preferred Stock which will be automatically converted into 18,000 shares of our common stock upon the closing of the offering.

                                    EXPERTS

     The financial statements for DEN as of December 31, 1997 and 1998 and for the period from June 4, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998, and for the period from June 4, 1996 (inception) to December 31, 1998 included in this prospectus and elsewhere in the registration statement have been included in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this registration statement, upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments), under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information regarding DEN and our common stock, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits and schedules to the registration statement.

     You may read and copy all or any portion of the registration statement or any other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500-West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site at http://www.sec.gov.

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq National Stock Market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                      DIGITAL ENTERTAINMENT NETWORK, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity (Deficit)................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

The following report is in the form that will be signed upon the completion of the stock split described in Note 8 to the financial statements.

Los Angeles, California                                 /s/  KPMG LLP
September 17, 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Digital Entertainment Network, Inc.:

     We have audited the accompanying balance sheets of Digital Entertainment Network, Inc., (a development stage company) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from June 4, 1996 (inception) to December 31, 1996, and for the years ended December 31, 1997 and 1998 and for the period from June 4, 1996 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Entertainment Network, Inc., (a development stage company) as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from June 4, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998 and for the period from June 4, 1996 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Digital Entertainment Network, Inc. will continue as a going concern. As more fully described in Note 1, the Company is a development stage enterprise and since inception has earned no revenues and incurred substantial operating losses and, due to its substantial growth, has experienced increased capital needs. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Los Angeles, California
April 30, 1999

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                            DECEMBER 31,                          PRO FORMA
                                                       -----------------------     JUNE 30,     JUNE 30, 1999
                                                         1997         1998           1999         (NOTE 1)
                                                       ---------   -----------   ------------   -------------
                                                                                         (UNAUDITED)
                                                   ASSETS
Current assets:
  Cash and cash equivalents..........................  $      --   $ 5,879,000   $ 18,585,000   $ 18,585,000
  Prepaid expenses...................................         --            --      1,023,000      1,023,000
                                                       ---------   -----------   ------------   ------------
          Total current assets.......................         --     5,879,000     19,608,000     19,608,000
                                                       ---------   -----------   ------------   ------------
Production costs.....................................         --       943,000      1,680,000      1,680,000
Net property and equipment, at cost..................         --       314,000      3,441,000      3,441,000
Other assets.........................................         --       148,000        347,000        347,000
                                                       ---------   -----------   ------------   ------------
          Total assets...............................  $      --   $ 7,284,000   $ 25,076,000   $ 25,076,000
                                                       =========   ===========   ============   ============
Current liabilities:
  Convertible notes payable to founders..............  $ 653,000   $ 5,405,000   $  7,061,000             --
  Accounts payable and accrued expenses..............      3,000       667,000      4,194,000      4,194,000
  Accrued bonuses....................................         --     1,000,000      1,333,000      1,333,000
  Capital lease obligations, current portion.........         --        35,000        132,000        132,000
                                                       ---------   -----------   ------------   ------------
          Total current liabilities..................    656,000     7,107,000     12,720,000      5,659,000
Capital lease obligations, less current portion......         --        48,000        203,000        204,000
Stockholders' equity (deficit):
  Preferred stock, Authorized 1,000,000 shares at
     December 31, 1997 and 1998, and 20,000,000 at
     June 30, 1999 (unaudited). Series A, convertible
     preferred stock, $0.01 par value. Authorized
     250,000 shares; none issued and outstanding at
     December 31, 1997, issued and outstanding 68,265
     shares at December 31, 1998 and 70,453 shares at
     June 30, 1999 (unaudited), no shares pro forma.
     (Liquidation preference of $6,827,000 at
     December 31, 1998 and $7,045,000 at June 30,
     1999)...........................................         --         1,000          1,000             --
     Series B, convertible preferred stock, $0.01 par
     value. Authorized 260,000 shares; none issued
     and outstanding at December 31, 1997 and
     December 31, 1998, issued and outstanding
     250,000 shares at June 30, 1999 (unaudited), no
     shares pro forma. (Liquidation preference of
     $26,000,000 at June 30, 1999)...................         --            --          3,000             --
  Common stock, $0.01 par value. Authorized 7,500,000
     shares at December 31, 1997, 30,000,000 shares
     at December 31, 1998, and 120,000,000 shares at
     June 30, 1999 (unaudited), respectively, issued
     and outstanding 6,000,000 shares at December 31,
     1997 and 6,659,616 shares at December 31, 1998,
     7,489,584 shares at June 30, 1999 (unaudited),
     respectively and 18,549,976 shares on a pro
     forma basis at June 30, 1999 (unaudited)........     60,000        67,000         75,000        186,000
  Receivable for issuance of common stock............   (100,000)           --             --
  Additional paid-in capital.........................     40,000     7,807,000     39,867,000     46,820,000
  Accumulated deficit................................   (656,000)   (7,746,000)   (27,793,000)   (27,793,000)
                                                       ---------   -----------   ------------   ------------
          Total stockholders' equity (deficit).......   (656,000)      129,000     12,153,000     19,213,000
Commitments (Note 6)
                                                       ---------   -----------   ------------   ------------
          Total liabilities and stockholders'
            equity...................................  $      --   $ 7,284,000   $ 25,076,000   $ 25,076,000
                                                       =========   ===========   ============   ============

See accompanying notes to financial statements.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                           PERIOD FROM                              CUMULATIVE FROM
                           JUNE 4, 1996                              JUNE 4, 1996
                           (INCEPTION)          YEAR ENDED            (INCEPTION)         SIX MONTHS ENDED
                                TO             DECEMBER 31,               TO                  JUNE 30,
                           DECEMBER 31,   -----------------------    DECEMBER 31,     -------------------------
                               1996         1997         1998            1998            1998          1999
                           ------------   ---------   -----------   ---------------   ----------   ------------
                                                                                             (UNAUDITED)
Revenues:................   $       --    $      --   $        --     $        --     $       --   $         --
Operating expenses:
  Programming............           --           --     2,272,000       2,272,000        459,000     12,470,000
  Sales and marketing....           --           --       387,000         387,000        101,000      1,316,000
  Network operations.....           --           --       325,000         325,000             --      1,499,000
  General and
     administrative......      434,000      222,000     3,906,000       4,562,000        138,000      4,616,000
                            ----------    ---------   -----------     -----------     ----------   ------------
          Total operating
             expenses....     (434,000)    (222,000)   (6,890,000)     (7,546,000)      (698,000)   (19,901,000)
                            ----------    ---------   -----------     -----------     ----------   ------------
          Loss from
            operations...     (434,000)    (222,000)   (6,890,000)     (7,546,000)      (698,000)   (19,901,000)
Interest expense, net....           --           --       200,000         200,000             --        146,000
                            ----------    ---------   -----------     -----------     ----------   ------------
          Net loss.......   $ (434,000)   $(222,000)  $(7,090,000)    $(7,746,000)    $ (698,000)  $(20,047,000)
                            ==========    =========   ===========     ===========     ==========   ============
Net loss per
  share -- basic and
  diluted................   $    (0.54)   $   (0.07)  $     (0.99)                    $    (0.10)  $      (2.68)
                            ==========    =========   ===========                     ==========   ============
Weighted average basic
  and diluted shares
  outstanding............      800,568    3,315,033     7,186,941                      7,021,773      7,489,584
                            ==========    =========   ===========                     ==========   ============
Proforma net loss per
  share -- basic and
  diluted (unaudited)....   $    (0.54)   $   (0.07)  $     (0.84)                    $    (0.10)  $      (1.30)
                            ==========    =========   ===========                     ==========   ============
Proforma weighted average
  basic and diluted
  shares outstanding
  (unaudited)............      800,568    3,315,033     8,207,910                      7,021,773     15,276,124
                            ==========    =========   ===========                     ==========   ============

See accompanying notes to financial statements.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
       FOR THE PERIOD FROM JUNE 4, 1996 (INCEPTION) TO DECEMBER 31, 1996
            AND THE YEARS ENDED DECEMBER 31, 1997 AND 1998, AND THE
                   SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)

                                                                                                         RECEIVABLE
                                                                  CONVERTIBLE                               FOR
                                                                PREFERRED STOCK       COMMON STOCK        ISSUANCE    ADDITIONAL
                                      APPROXIMATE     PRICE     ----------------   -------------------   OF COMMON     PAID-IN-
                                         DATE       PER SHARE   SHARES    AMOUNT    SHARES     AMOUNT      STOCK       CAPITAL
                                      -----------   ---------   -------   ------   ---------   -------   ----------   ----------
Issuance of common stock to
  founders........................... June 1996      $   .33         --   $   --         600   $    --   $      --    $       --
Net loss.............................                                --       --          --        --          --            --
                                                                -------   ------   ---------   -------   ---------    ----------
Balance at December 31, 1996.........                                --   $   --         600        --          --            --
Issuance of common stock for note
  receivable......................... July 1997      $   .02         --       --   6,000,000    60,000    (100,000)       40,000
Cancellation of common stock and
  receivable from issuance of common
  stock.............................. July 1997      $   .33         --       --        (600)       --          --            --
Net loss.............................                                --       --          --        --          --            --
                                                                -------   ------   ---------   -------   ---------    ----------
Balance at December 31, 1997.........                                --   $   --   6,000,000   $60,000   $(100,000)   $   40,000
Issuance of common stock............. Feb. 1998-
                                        Sept.
                                         1998        $   .75         --       --     597,216     6,000          --       442,000
Issuance of common stock for
  services........................... Sept. 1998     $   .75         --       --      62,400     1,000          --        46,000
Payment of receivable from issuance
  of common stock....................                                --       --          --        --     100,000            --
Compensation expense related to       Sept. 1998-
  grants of stock options............   Dec. 1998    $   .75         --       --          --        --          --       453,000
Issuance of Series A convertible
  preferred stock.................... Dec. 1998      $100.00     68,265    1,000          --        --          --     6,826,000
Net loss.............................                                --       --          --        --          --            --
                                                                -------   ------   ---------   -------   ---------    ----------
Balance at December 31, 1998.........                            68,265   $1,000   6,659,616   $67,000   $      --    $7,807,000
Compensation expense related to
  grants of stock options             Jan.- Apr.
  (unaudited)........................    1999        $  1.67         --       --          --        --          --       388,000
Issuance of Series A convertible
  preferred stock for services
  (unaudited)........................ Mar. 1999      $100.00      2,188       --          --        --          --       219,000
Issuance of Series B convertible
  preferred stock.................... Apr. 1999      $104.00    250,000    3,000          --        --          --    25,949,000
Costs incurred in connection with
  Series B convertible preferred
  stock offering..................... May 1999                       --       --          --        --          --      (234,000)
Sale of common stock to employees.... May 1999       $  6.67         --       --      30,000        --          --       200,000
Compensation expense related to
  issuance of common stock to
  employees.......................... June 1999      $  6.93         --       --     799,968     8,000          --     5,538,000
Net loss.............................
                                                                -------   ------   ---------   -------   ---------    ----------
Balance at June 30, 1999.............                           320,453    4,000   7,489,584    75,000          --    39,867,000
                                                                =======   ======   =========   =======   =========    ==========


                                                          TOTAL
                                                      STOCKHOLDERS'
                                       ACCUMULATED       EQUITY
                                         DEFICIT        (DEFICIT)
                                       ------------   -------------
Issuance of common stock to
  founders...........................  $         --   $         --
Net loss.............................      (434,000)      (434,000)
                                       ------------   ------------
Balance at December 31, 1996.........  $   (434,000)  $   (434,000)
Issuance of common stock for note
  receivable.........................            --             --
Cancellation of common stock and
  receivable from issuance of common
  stock..............................            --             --
Net loss.............................      (222,000)      (222,000)
                                       ------------   ------------
Balance at December 31, 1997.........  $   (656,000)  $   (656,000)
Issuance of common stock.............
                                                 --        448,000
Issuance of common stock for
  services...........................            --         47,000
Payment of receivable from issuance
  of common stock....................            --        100,000
Compensation expense related to
  grants of stock options............            --        453,000
Issuance of Series A convertible
  preferred stock....................            --      6,827,000
Net loss.............................    (7,090,000)    (7,090,000)
                                       ------------   ------------
Balance at December 31, 1998.........  $ (7,746,000)  $    129,000
Compensation expense related to
  grants of stock options
  (unaudited)........................            --        388,000
Issuance of Series A convertible
  preferred stock for services
  (unaudited)........................            --        219,000
Issuance of Series B convertible
  preferred stock....................            --     25,952,000
Costs incurred in connection with
  Series B convertible preferred
  stock offering.....................            --       (234,000)
Sale of common stock to employees....            --        200,000
Compensation expense related to
  issuance of common stock to
  employees..........................            --      5,546,000
Net loss.............................   (20,047,000)   (20,047,000)
                                       ------------   ------------
Balance at June 30, 1999.............   (27,793,000)    12,153,000
                                       ============   ============

See accompanying notes to financial statements.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                              PERIOD FROM                              CUMULATIVE FROM
                                              JUNE 4, 1996                              JUNE 4, 1996
                                              (INCEPTION)          YEAR ENDED            (INCEPTION)         SIX MONTHS ENDED
                                                   TO             DECEMBER 31,               TO                  JUNE 30,
                                              DECEMBER 31,   -----------------------    DECEMBER 31,     ------------------------
                                                  1996         1997         1998            1998           1998          1999
                                              ------------   ---------   -----------   ---------------   ---------   ------------
                                                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................   $(434,000)    $(222,000)  $(7,090,000)    $(7,746,000)    $(698,000)  $(20,047,000)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization...........          --            --        38,000          38,000       459,000      2,594,000
    Stock based compensation................          --            --       500,000         500,000            --      6,153,000
    Changes in operating assets and
      liabilities:
      Prepaid expenses......................          --            --            --              --            --     (1,023,000)
      Other assets..........................          --            --      (148,000)       (148,000)           --       (199,000)
      Accounts payable and accrued
        expenses............................          --         3,000       664,000         667,000        99,000      3,527,000
      Accrued bonuses.......................          --            --     1,000,000       1,000,000            --        333,000
                                               ---------     ---------   -----------     -----------     ---------   ------------
        Net cash used in operating
          activities........................    (434,000)     (219,000)   (5,036,000)     (5,689,000)     (140,000)    (8,662,000)
                                               ---------     ---------   -----------     -----------     ---------   ------------
Cash flows from investing activities:
  Increase in production costs..............          --            --      (943,000)       (943,000)     (459,000)    (2,998,000)
  Purchase of property and equipment........          --            --      (254,000)       (254,000)           --     (3,033,000)
                                               ---------     ---------   -----------     -----------     ---------   ------------
        Net cash used in investing
          activities........................          --            --    (1,197,000)     (1,197,000)     (459,000)    (6,031,000)
                                               ---------     ---------   -----------     -----------     ---------   ------------
Cash flows from financing activities:
  Borrowings under convertible notes payable
    to founders.............................     434,000       219,000     4,752,000       5,405,000       278,000      1,656,000
  Payments under capital lease
    obligations.............................          --            --       (15,000)        (15,000)           --       (175,000)
  Proceeds from repayment of common stock...          --            --       100,000         100,000       100,000             --
  Proceeds from issuance of preferred
    stock...................................          --            --     6,827,000       6,827,000            --     25,952,000
  Preferred stock issuance costs............          --            --            --              --            --       (234,000)
  Proceeds from issuance of common stock....          --            --       448,000         448,000       250,000        200,000
                                               ---------     ---------   -----------     -----------     ---------   ------------
        Net cash provided by financing
          activities........................     434,000       219,000    12,112,000      12,765,000       628,000     27,399,000
                                               ---------     ---------   -----------     -----------     ---------   ------------
        Net increase in cash and cash
          equivalents.......................          --            --     5,879,000       5,879,000        29,000     12,706,000
Cash and cash equivalents at beginning of
  period....................................          --            --            --              --            --      5,879,000
                                               ---------     ---------   -----------     -----------     ---------   ------------
Cash and cash equivalents at end of
  period....................................   $      --     $      --   $ 5,879,000     $ 5,879,000     $  29,000   $ 18,585,000
                                               =========     =========   ===========     ===========     =========   ============
Supplemental disclosure of cash flow
  information -- cash paid during the period
  for:
        Income taxes........................   $   1,000     $   1,000   $     1,000     $     2,000     $      --   $      1,000
                                               =========     =========   ===========     ===========     =========   ============
Supplemental disclosure of noncash investing
and financing activities:
  Capital lease obligations incurred for
    equipment...............................   $      --     $      --   $    99,000     $    99,000     $      --   $    350,000
                                               =========     =========   ===========     ===========     =========   ============

See accompanying notes to the financial statements.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
   PERIOD FROM JUNE 4, 1996 (INCEPTION) TO DECEMBER 31, 1996, THE YEARS ENDED
      DECEMBER 31, 1997 AND 1998, AND THE SIX MONTHS ENDED JUNE 30, 1999.
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) ORGANIZATION

     Digital Entertainment Network, Inc. (the "Company") was incorporated on June 4, 1996 under the laws of the state of Delaware. The Company is developing high quality original programming for youth audiences, for distribution over the Internet. The Company is engaged in activities related to research and programming development activities of its proposed business and raising additional capital. For the period from inception through December 31, 1998, the Company is continuing to develop and define markets for its products, the content is still under development, and no revenues have been generated from operations, hence, the Company considers itself a development stage enterprise.

     (b) BASIS OF PRESENTATION

     The Company has financed its operations through sales of common stock and preferred stock and borrowings from its founders under notes payable that will be converted to common stock. The Company has experienced significant losses and negative cash flows from operating activities since its inception. Due to its substantial growth, it has experienced increased capital needs. The Company's ability to continue as a going concern is dependent upon raising additional financing through a registered public offering or private equity sources, signing contracts with additional charter sponsors and other advertisers and/or securing other sources of financing to fund its planned operations. However, if such resources are not available, the Company may be required to delay or reduce expenditures. Should the Company be required to delay or reduce expenditures, it may not be able to fund its expansion, promote its brand, take advantage of acquisition or collaborative opportunities, develop or enhance services or respond to competitive pressures. The conditions described above raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     (c) UNAUDITED INTERIM FINANCIAL INFORMATION

     The interim financial statements of the Company for the six months ended June 30, 1998 and 1999, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

     In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 1999, and the results of its operations and its cash flows for the six months ended June 30, 1998 and 1999.

     (d) UNAUDITED PRO FORMA INFORMATION

     In conjunction with the Company's anticipated initial public offering, all of the Company's outstanding convertible preferred stock and convertible notes payable to founders will be converted

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

into shares of common stock. The pro forma effect of the conversion of Series A Preferred Stock and Series B Preferred Stock and convertible notes payable to founders has been reflected in the accompanying unaudited pro forma balance sheet assuming the conversion had occurred on June 30, 1999.

     (e) REVENUE RECOGNITION

     The Company's revenues are expected to be derived principally from the sale of various forms of advertisement, including sponsorships, endorsements and product placements, and from electronic commerce activities related to its programming. The Company has entered into multi-year, category-exclusive sponsorships with certain charter advertisers. Advertising revenues will be recognized in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include a guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's Web site. To the extent minimum guaranteed impressions are not met, the Company will defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

     Revenues from barter transactions are recorded at the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given, based upon recent realized advertising rates, whichever is a more clearly evident measure of fair value of the transaction. Revenue from barter transactions is recognized when advertisements are delivered on the Company's Web sites, provided that no significant company obligations remain. Barter expense is recognized during the period in which the Company utilizes the bartered goods, services or advertisements.

     The Company expects to recognize revenues from electronic commerce transactions when the products or services purchased by our users are delivered or performed. Revenues received in the form of license fees from a network affiliate will be recognized ratably over the life of the contract governing such affiliate relationship.

     The Company expects to generate music related revenues primarily through the sale of records and related merchandise and will recognize these revenues at the time of sale.

     (f) CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     (g) DEPRECIATION AND AMORTIZATION

     Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Leasehold improvements are amortized over the shorter of the useful life of the related asset or lease term. Equipment under capital lease obligations is stated at the present value of

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

     (h) PROGRAMMING COSTS

     Programming costs consist of the costs related to developing and producing the Company's original programs. Programming costs are capitalized as incurred and amortized in full during the month in which the programming is released on its Web site or expensed as a whole if the programming is abandoned. At the end of 1998, these programs had not yet been completed or released and amortization had not commenced. The projects were available for general release in May 1999, and accordingly, amortization of capitalized production costs related to such projects began at that time. Amortization expense amounted to $1.8 million for the six months ended June 30, 1999. Management regularly reviews and evaluates the future benefits of projects and writes-off any projects with no expected benefit.

     (i) INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (j) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company accounts for long-lived assets (intangible assets and property and equipment) under the provisions of Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

     (k) STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     (l) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reporting of expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (m) COMPREHENSIVE LOSS

     The Company had no material components of other comprehensive loss and accordingly, the comprehensive loss is the same as net loss for all periods presented.

     (n) SEGMENT REPORTING

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information." SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires statement of earlier periods presented. The Company has determined that it has one reporting business segment at this time.

     (o) NET LOSS PER SHARE

     Basic and diluted net loss per common share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Computation of Earnings Per Share," for all periods presented. In accordance with SFAS No. 128 and the SEC Staff Accounting Bulletin No. 98, basic earnings per share are computed using the weighted average number of common shares outstanding during the period.

     In June 1999, the Company issued a total of 799,968 shares of its common stock to two individuals for nominal consideration. As a result, these shares have been included in the weighted average number of common shares for all periods presented.

     Diluted loss per share is equivalent to basic loss per share because outstanding stock options, warrants and convertible preferred stock and convertible notes payable are anti-dilutive for each of the periods presented.

     There were no potentially dilutive common shares outstanding as of December 31, 1996, December 31, 1997 or June 30, 1998. Potentially dilutive common shares outstanding as of December 31, 1998 and June 30, 1999 were 7,900,362 and 14,305,664 respectively.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     The following table sets forth the computation of the unaudited pro forma basic and diluted loss per share, assuming conversion of notes payable to founders and preferred stock:

                                                                         SIX MONTHS ENDED
                                                                             JUNE 30,
                                       YEAR ENDED DECEMBER 31,             (UNAUDITED)
                                     ----------------------------    ------------------------
                                         1997            1998          1998          1999
                                     ------------    ------------    ---------    -----------
NUMERATOR:
Net loss...........................    (222,000)      (7,090,000)     (698,000)   (20,047,000)
Interest on convertible notes to
  founders.........................          --          200,000            --        246,000
                                      ---------       ----------     ---------    -----------
Pro forma net loss.................    (222,000)      (6,890,000)     (698,000)   (19,801,000)
DENOMINATOR:
Weighted average number of common
  shares outstanding...............   3,315,033        7,186,941     7,021,773      7,489,584
EFFECT OF CONVERTIBLE SECURITIES:
Convertible preferred stock........          --           36,375            --      1,871,563
Convertible notes payable..........          --          984,594            --      5,914,977
                                      ---------       ----------     ---------    -----------
Shares used in pro forma
  calculation......................   3,315,033        8,207,910     7,021,773     15,276,124
                                      =========       ==========     =========    ===========

     (p) ACCRUED BONUSES

     Accrued bonuses represents a $1,000,000 bonus payable to the Company's President at December 31, 1998 and $1,333,000 in bonuses payable to the Co-Presidents of the Company's music division at June 30, 1999.

(2) PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                              DECEMBER 31,     JUNE 30,
                                                                  1998           1999
                                                              ------------    -----------
                                                                              (UNAUDITED)
Computer equipment and purchased software...................    $118,000      $2,975,000
Office equipment and furniture..............................     125,000         240,000
Leasehold improvements......................................     110,000         599,000
                                                                --------      ----------
                                                                 353,000       3,814,000
Less accumulated depreciation and amortization..............     (39,000)       (373,000)
                                                                --------      ----------
                                                                $314,000      $3,441,000
                                                                ========      ==========

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(3) INCOME TAXES

     The Company terminated its election as an S Corporation in March 1998, and accordingly, any tax benefits prior to this date were retained by the stockholders. The gross deferred tax assets and the related valuation allowance absorbed by the Company were not material at this date.

     Income taxes principally consist of minimum franchise taxes for the state of California. The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory Federal income tax rate of 34% to loss before income taxes as a result of permanent differences and the increase in valuation allowance.

     The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets at December 31, 1998 follow:

Deferred tax assets:
  Intangibles...............................................  $ 2,225,000
  Stock based compensation..................................      180,000
  Other.....................................................      128,000
                                                              -----------
          Total gross deferred tax asset....................    2,533,000
  Less valuation allowance..................................   (2,533,000)
                                                              -----------
          Net deferred tax assets...........................  $        --
                                                              ===========

     In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty surrounding the realization of the benefits of its tax attributes, including net operating loss carry forwards in future tax returns, the Company has provided a valuation allowance for its deferred tax assets as of December 31, 1998.

     No provision for federal income taxes has been recorded except for minimum state taxes because we have incurred net operating losses for the six months ended June 30, 1999 and for each of the three fiscal periods ending December 31, 1998. For tax purposes, we have capitalized a substantial portion of our expenses. As a result, we do not have any significant net operating loss carryforwards as of December 31, 1998 and June 30, 1999. We expect to begin to amortize such capitalized costs for tax purposes over sixty months when we commence earning revenues. Accordingly, we will either utilize the amortization expense for the relevant period or include such amortization in our net operating loss carryforwards for such period.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(4) RELATED PARTY TRANSACTIONS

     (a) CONVERTIBLE NOTES PAYABLE TO FOUNDERS

     The Company has borrowings outstanding under convertible notes payable with its founders as follows:

                                                                                 JUNE 30,
                                                        1997         1998          1999
                                                      --------    ----------    -----------
                                                                                (UNAUDITED)
8% convertible note due December 31, 1999,
  convertible into common stock at $.75 per share...  $327,000    $3,445,000    $3,445,000
8% convertible note due December 31, 1999,
  convertible into common stock at $.75 per share...   327,000       485,000       485,000
8% convertible note due December 31, 2000,
  convertible into common stock at $6.93 per
  share.............................................        --            --     1,000,000
8% convertible note due December 31, 1999, principal
  amounts advanced from time to time, not to exceed
  $2,131,475, which are convertible into common
  stock at $6.67 per share..........................        --     1,475,000     2,131,000
                                                      --------    ----------    ----------
                                                      $653,000    $5,405,000    $7,061,000
                                                      ========    ==========    ==========

     Effective May 27, 1999, all outstanding borrowings under each convertible note plus interest through December 31, 1999 will automatically convert to common shares upon completion of a registered public offering at the price per share defined in the respective note agreements. No additional amounts were available for borrowing after May 27, 1999.

     At December 31, 1998 and June 30, 1999, accrued interest related to the loans from founders was $70,000 and $316,000, respectively, which has been included in accounts payable and accrued expenses.

     (b) STOCKHOLDERS' AGREEMENT

     Marc Collins-Rector and Chad Shackley entered into a stockholders' agreement pursuant to which Chad Shackley granted to Marc Collins-Rector the right to vote all of his shares and any shares transferred by him. Marc Collins-Rector and Chad Shackley also agreed not to sell, transfer, convey, gift, assign, pledge, encumber, hypothecate, alienate or otherwise dispose of any shares of the Company's common stock held by such stockholder on January 1, 1998, or any interest therein, unless the proposed transferee becomes a party to the stockholders' agreement. The stockholders' agreement terminates on January 1, 2008. Upon closing of the offering, this agreement will terminate as to any shares transferred to an unaffiliated third party.

     (c) ALLOCATED EXPENSES

     The Company paid $60,600 and $15,150 during the period from June 4, 1996 (inception) to December 31, 1996 and the year ended December 31, 1997, respectively, to a founder for shared

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

facility and office rental expenses. Amounts were allocated based on the proportionate space which the Company utilized during the respective periods.

     In June 1999, the Company entered into an agreement with a company co-founded by one of the Company's officers to create and manage a proprietary consumer panel to obtain feedback from this panel. Pursuant to this agreement, the Company will pay $100,000 for such services, and reimburse related expenses through October 31, 1999.

     Our board of directors has adopted the principal terms of the Founders' Compensation Plan. The Founders' Compensation Plan provides for the grant of non-qualified stock options to our founders, Messrs. Collins-Rector, Shackley and Pierce, upon the Company achieving certain milestones. The only persons eligible to participate in the Founders' Compensation Plan are Messrs. Collins-Rector, Shackley and Pierce, each of whom is currently one of our employees and executive officers.

(5) STOCK-BASED COMPENSATION

     In August 1998, the Company adopted the 1998 Incentive Compensation Plan and, in May 1999, the Company's Board of Directors and the Company's stockholders approved the 1999 Incentive Compensation Plan (collectively, the "Option Plans"). The Option Plans provide for a total of 4,500,000 shares of its common stock available for purchase under stock options. Incentive stock options and nonqualified stock options can be granted to eligible participants, as defined, under the Option Plans. Generally, the options vest over a four-year period, and expire ten years from the date of grant.

     Summary stock option activity for option plans as follows:

                                                                              WEIGHTED
                                                              NUMBER OF       AVERAGE
                                                               OPTIONS     EXERCISE PRICE
                                                              ---------    --------------
  Granted...................................................    355,256        $1.28
  Exercised.................................................         --           --
  Canceled..................................................    (22,692)         .75
                                                              ---------
Balance at December 31, 1998................................    332,564        $1.31
                                                              =========
  Granted...................................................  1,609,826        $6.62
  Exercised.................................................         --           --
  Canceled..................................................    (66,078)        6.71
                                                              ---------        -----
Balance at June 30, 1999....................................  1,876,312        $5.69
                                                              =========        =====

     In connection with the granting of stock options in 1998, the Company recorded compensation expense of $453,000 during the year ended December 31, 1998.

     During the six months ended June 30, 1999, the Company granted 70,311 nonqualified stock options to certain employees in lieu of paying these individuals a portion of their fixed compensation.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

These options were granted at $1.67 per share. Such options were immediately vested at date of grant. The Company recognized compensation expense of $388,000 during this period.

     These amounts represented the difference between the exercise prices of options at their dates of grant and the deemed fair value of its common stock for accounting purposes of the common shares subject to such options. Since such options were immediately vested on the date of grant, the Company recognized the full amount as compensation expense in the respective period.

     In June 1999, the Company issued a total of 799,968 shares of its common stock to two individuals who agreed to serve as Co-Presidents of the Company's newly formed music subsidiary for nominal consideration. Accordingly, the Company recognized $5.5 million in compensation expense during the six months ended June 30, 1999.

     The following table summarizes information regarding options outstanding and options exercisable at December 31, 1998:

                                             OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                   ---------------------------------------   -------------------------
                                                     WEIGHTED
                                                      AVERAGE     WEIGHTED                    WEIGHTED
                                   OUTSTANDING AT    REMAINING    AVERAGE    EXERCISABLE AT   AVERAGE
                                    DECEMBER 31,    CONTRACTUAL   EXERCISE    DECEMBER 31,    EXERCISE
RANGE OF EXERCISE PRICES                1998           LIFE        PRICE          1998         PRICE
------------------------           --------------   -----------   --------   --------------   --------
$.75.............................     300,954           9.6        $  .75        65,897        $  .75
$6.67............................      31,610          10.0          6.67         3,160          6.67
                                      -------                                    ------
                                      332,564                                    69,057
                                      =======                                    ======

     The following table summarizes information regarding options outstanding and options exercisable at June 30, 1999 (unaudited):

                                             OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                   ---------------------------------------   -------------------------
                                                     WEIGHTED
                                                      AVERAGE     WEIGHTED                    WEIGHTED
                                   OUTSTANDING AT    REMAINING    AVERAGE    EXERCISABLE AT   AVERAGE
                                      JUNE 30,      CONTRACTUAL   EXERCISE      JUNE 30,      EXERCISE
RANGE OF EXERCISE PRICES                1999           LIFE        PRICE          1999         PRICE
------------------------           --------------   -----------   --------   --------------   --------
$.75.............................      128,628          9.5        $  .75        11,285        $  .75
$1.67............................       83,904          9.8          1.67       515,829          1.67
$6.67 - $6.93....................    1,663,780          9.8          6.74        97,662          6.67
                                     ---------                                  -------
                                     1,876,312                                  624,776
                                     =========                                  =======

     During the year ended December 31, 1998, the Company granted warrants to three executives exercisable into 417,276 and 25,080 shares of common stock at an exercise price of $.75 and $6.67 per share, respectively, which equaled the fair market value of the Company's common stock at the date of grant.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     In March and April 1999, the Company granted warrants to two executive officers to purchase 213,550 shares of its common stock at a price per share of $6.67.

     On May 2, 1999, the Company's Board of Directors adopted the 1999 Non-Employee Directors' Stock Option Plan. Under this plan, directors who are not employees of the Company are entitled to receive nonqualified stock options to purchase common stock. The plan will be administered by the full Board of Directors. All options granted under this plan will expire ten years from the date of grant. The exercise price for options granted under this plan will be the fair market value of a share of the Company's common stock on the date of grant.

     If the Company had elected to recognize compensation cost based on the fair value at the date of grant, consistent with the method as prescribed by SFAS No. 123, net loss would have changed to the pro forma amounts for the year ended December 31, 1998 indicated below:

Net loss:
  As reported...............................................  $7,090,000
  Pro forma (unaudited).....................................   7,176,000
  Basic net loss per common share -- as reported............       (2.68)
  Basic net loss per common share -- pro forma
     (unaudited)............................................       (2.69)

     The fair value of options granted during 1998 was determined using a minimum value method with the following assumptions: dividend yield of 0%, risk-free interest rate of 6% and an expected life of 4 years.

(6) COMMITMENTS

     (a) LEASES

     The Company is obligated under two capital leases for computer equipment which the Company entered into during 1998 and which expire in August 2000. At December 31, 1998, the gross amount of property and equipment and related accumulated amortization recorded under capital leases was $98,893 and $10,988, respectively.

     Amortization of assets under capital leases is included in depreciation expense.

     In addition, during 1998, the Company entered into an operating lease for its corporate offices. The rent expense included in the accompanying statements of operations for the year ended December 31, 1998 was $109,288.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     At December 31, 1998, future minimum payments under these non-cancelable lease agreements are as follows:

                                                              CAPITAL     OPERATING
                                                               LEASES      LEASES
                                                              --------    ---------
Year ending December 31:
  1999......................................................  $ 55,361    $443,330
  2000......................................................    36,907      64,803
                                                              --------    --------
                                                              $ 92,268    $508,133
                                                                          ========
     Less 8% interest.......................................    (8,387)
                                                              --------
     Present value of minimum lease payments................  $ 83,881
     Less current portion...................................   (35,412)
                                                              --------
     Obligations under leases, excluding current portion....  $ 48,469
                                                              ========

     (b) EMPLOYMENT AGREEMENTS

     The Company maintains employment agreements expiring at various dates beginning 2001 to 2003 with eight executive officers of the Company. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items. The annual base salary for these eight individuals total $4,950,000 in 1999, and then increasing to $5,100,000, annually thereafter.

     In addition, the Company's Chief Executive Officer received a $150,000 bonus upon the signing of his agreement in March 1999, and the Company's President received a $1,000,000 signing bonus on July 2, 1998 which was paid in January 1999.

     Three executive officers have tax indemnity arrangements contained in their employment agreements related to the issuance of restricted stock or exercise of stock options.

     In connection with the employment agreements of the Co-Presidents of >en. music group, the Company's wholly-owned subsidiary, the Company will provide a cash advance of $1,000,000 to each individual, payable in three installments beginning on June 5, 1999, September 15, 1999 and January 18, 2000, subject to certain terms and conditions, as defined. In the event of termination by either party, the advance will be deemed fully earned. As a result, the Company recognized the full amount of the advance as compensation expense during the six months ended June 30, 1999.

     (c) LEGAL PROCEEDINGS

     The Company is not currently a party to any material legal proceedings. From time to time, the Company may become party to litigation arising in the ordinary course of business.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(7) STOCKHOLDERS' EQUITY

     (a) AUTHORIZED SHARES

     Effective May 20, 1999, the Company amended and restated its Certificate of Incorporation which increased the authorized number of shares of common and preferred stock, each having a par value of one cent ($.01). The authorized shares of common stock and preferred stock are 120,000,000 and 20,000,000, respectively.

     (b) COMMON STOCK

     Holders of shares of common stock are entitled, subject to the senior rights of holders of preferred stock described below, to receive dividends when and as declared by the Board of Directors, to share ratably in the proceeds of any dissolution or winding up of the Company after preferred stock preference and to vote on certain matters as provided in the Certificate.

     During the six months ended June 30, 1999, the Company sold 30,000 shares of its common stock, at fair value to an employee and received proceeds of $200,000.

     (c) CONVERTIBLE PREFERRED STOCK

     As of June 30, 1999, the Company had designated Series A and B Convertible Preferred Stock (collectively, the "Preferred Stock"). The holders of the various series of the Preferred Stock generally have the same rights and privileges. Each class of the Preferred Stock is convertible into common stock and has rights and preferences which are generally more senior to the Company's common stock and are more fully described in the Company's amended and restated Certificate of Incorporation.

     In December 1998, the Company issued 68,265 shares of Series A Preferred Stock at $100 per share for total cash consideration of $6,826,500. In March 1999, the Company issued 2,188 shares of Series A Preferred Stock to a network service provider as part consideration for information technology services. Based on the fair value of the Series A Preferred Stock, the Company recorded an expense of $219,000 for the six months ended June 30, 1999.

     In May 1999, the Company completed a private placement of 250,000.3 shares of Series B Preferred Stock at a price of $104 per share for total cash proceeds of approximately $26 million. The group of investors in this private placement included seven members of the Company's senior management.

Conversion Rights

     Each share of the Preferred Stock outstanding is convertible, at the option of the holder, into common stock at the rate of 15 shares of common stock for each share of preferred stock, adjustable for certain dilutive events.

     Such conversion will occur automatically upon the closing of a registered public offering of the Company's common stock under certain conditions.

                      DIGITAL ENTERTAINMENT NETWORK, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

Dividend Rights

     If any dividends are declared and paid on shares of any class or series of common stock, the holders of the Preferred Stock will be entitled to receive in respect to each share of the Preferred Stock such dividends, when and if declared by the board of directors in the same amount and manner as they would have been entitled to receive if these shares were converted into common shares.

Liquidation Preference

     In the event of any liquidation, dissolution or winding up of the Company, as defined, on a pari passu basis, an amount equal to $6.67 per share for Series A Preferred Stock, and $6.93 per share for Series B Preferred Stock, would be paid out of the assets of the Company available for distribution before any such payments would be made on any shares of the Company's common shares or any other capital stock of the Company other than the Preferred Stock, plus any declared but unpaid dividends.

Voting Rights

     Holders of the Preferred Stock are generally entitled to vote together with holders of common stock on matters presented for stockholder action as if such shares were converted to common stock.

(8) SUBSEQUENT EVENTS (UNAUDITED)

     Subsequent to December 31, 1998, the Company formed certain wholly owned subsidiaries which will become active after June 30, 1999. Accordingly, the financial statements presented herein have been prepared on an unconsolidated basis.

     In September 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. Upon completion of the Company's initial public offering, the Series A, Series B and Series C Convertible Preferred Stock and certain notes payable to founders will convert into 11,773,447 shares of common stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the Preferred Stock and notes payable to founders as of June 30, 1999.

     In September 1999, the Company received proceeds of $8,319,000 from the sale of 47,537 shares of its Series C Convertible Preferred Stock.

     The Company intends to declare a stock split of 1.5 shares for every 1 share of common stock outstanding. The stock split will become effective immediately prior to the date the Company's public offering of common stock is declared effective. Accordingly, the accompanying financial statements and footnotes have been restated to reflect the stock split for all periods presented.

                   [DIGITAL ENTERTAINMENT NETWORK, INC. LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Expenses in connection with this offering of the common stock being registered herein are estimated as follows:

Registration fee............................................    $20,850
NASD filing fee.............................................      8,000
Nasdaq National Market listing fee..........................          *
Legal fees and expenses.....................................          *
Accounting fees and expenses................................          *
Blue sky qualification fees and expenses....................          *
Printing expenses...........................................          *
Transfer agent fee..........................................          *
Miscellaneous...............................................          *
                                                                -------
Total.......................................................          *
                                                                =======

---------------
* to be provided by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such corporation, or is or was serving as such with respect to another entity at the request of such corporation. The Delaware General Corporation Law also provides that a Delaware corporation may purchase insurance on behalf of any such director, officer, employee or agent.

     Article VIII of our Amended and Restated Bylaws provides that we shall indemnify each of our directors and officers to the fullest extent permitted by applicable law.

     We have entered into agreements with our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that they become legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of our company or any of our affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests. The indemnification agreements also set forth the procedures that will apply in the event that a claim for indemnification is made under such agreements.

     Section 102(b)(7) of the Delaware General Corporation Law enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages incurred for a breach of their fiduciary duty as a director. Any such provision cannot eliminate or limit a director's liability (1) for any breach of the director's duty of care or loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law (which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.

     Paragraph 4 of Article Fifth of our restated certificate of incorporation eliminates the liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by the Delaware General Corporation Law.

     We carry policies of insurance which cover our individual directors and officers for legal liability and which would pay on our behalf for expenses of indemnification of directors and officers in accordance with our restated certificate of incorporation.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) We have sold and issued the following unregistered securities since June 4, 1996 (inception):

         (1) On June 6, 1996, we sold an aggregate of 600 shares of common stock to Marc Collins-Rector and Chad Shackley for an aggregate purchase price of $200.00. These shares were cancelled in July 1997;

         (2) On July 31, 1997, we sold an aggregate of 5,999,400 shares of common stock to Marc Collins-Rector and Chad Shackley for an aggregate purchase price of $99,990;

         (3) Between February 19, 1998 and March 5, 1998, we sold an aggregate of 333,327 shares of common stock to Jim White Lumber Sales, Inc., Gary C. Grom, Medley A. Larkin and Susan M. Cook for an aggregate purchase price of $249,995;

         (4) On August 27 and September 14, 1998, we sold an aggregate of 266,289 shares of common stock at a price per share of $0.75 to David A. Neuman in consideration for his entering into an employment agreement with us;

         (5) On September 14, 1998, as settlement of a claim for compensation in the amount of $45,000 in connection with a terminated consulting agreement, we issued an aggregate of 60,000 shares of common stock to Michael Ross;

         (6) On October 27, 1998, we issued four convertible notes payable to affiliated trusts of Marc Collins-Rector and Chad Shackley in the original principal amount of $6.1 million, bearing interest at 8% per annum due December 31, 1999. These notes are convertible into our common stock at conversion prices ranging from $0.75 to $6.67 per share;

         (7) Between October 27, 1998 and April 12, 1999, we issued warrants to purchase an aggregate of 655,906 shares of common stock referenced above to David A. Neuman, H. James Ritts III, Bruce Gamache, Edward
             H. Winter, Jr. and Alan Friel at exercise prices ranging from $0.75 to $6.67 per share. Such numbers reflect the stock split referenced above;

         (8) On December 18, 1998 and December 30, 1998, we sold 68,265 shares of our Series A Convertible Preferred Stock to accredited investors for an aggregate purchase price of $6,826,500. After completion of this offering, these shares will be converted into 1,023,975 shares of common stock;

         (9) On March 18, 1999, we issued 2,188 shares of our Series A Convertible Preferred Stock to Exodus Communications, Inc. as partial consideration for information technology services provided to us pursuant to an agreement dated March 18, 1999;

        (10) On April 12, 1999, we sold 30,000 shares of our common stock at a price per share of $6.67 to Bruce Gamache, as an inducement to his entering into an employment contract with us;

        (11) On April 22, 1999, we issued a convertible note payable to an affiliated trust of Marc Collins-Rector in a principal amount not to exceed $7.5 million, bearing interest at 8% per annum due December 31, 2000. This note is convertible into shares of common stock at a price of $6.93 per share;

        (12) On June 15, 1999, we issued 399,984 shares of common stock to Gary
             M. Gersh and 399,984 shares of common stock to John P. Silva, in consideration of their entering into employment agreements with >en. music group;

        (13) On May 21, 1999, we sold an aggregate of 250,000.3 shares of our Series B Convertible Preferred Stock to several accredited investors for an aggregate purchase price of $26.0 million. After completion of this offering, these shares will be converted into 3,750,005 shares of common stock; and

        (14) As of July 31, 1999, we had granted stock options to employees and directors covering an aggregate of 1,917,987 shares of our common stock, at exercise prices varying from $0.75 to $6.67, pursuant to our Amended and Restated 1998 Incentive Compensation Plan, 1999 Incentive Compensation Plan and additional non-plan options issued to certain of our executive officers.

        (15) On September 15, 1999, we sold an aggregate of 47,537 shares of our Series C Convertible Preferred Stock to several accredited investors for an aggregate purchase price of $8,318,975 million. After completion of this offering, these shares will be converted into 713,055 shares of common stock.

     The common stock amounts and per-share exercise prices in the descriptions above reflect the 2-for-1 split on December 14, 1998 and the 1.5-for-1 split which will occur just prior to the consummation of this offering.

     The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Act in reliance upon
Section 4(2) of the Act, Regulation D promulgated thereunder, or, with respect to certain issuances to employees and directors, Rule 701 promulgated under
Section 3(b) of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients either received adequate information about DEN or had adequate access, through their relationships with DEN, to information about DEN.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

  1.1*     Form of Underwriting Agreement
  3.1      Second Restated Certificate of Incorporation, as currently in effect
  3.2      Certificate of Designations for the Series B Convertible
           Preferred Stock
  3.3      Certificate of Designations for the Series C Convertible
           Preferred Stock

    3.4    Amended and Restated Bylaws, as currently in effect
    3.5    Form of Third Restated Certificate of Incorporation, to be adopted prior to effectiveness of this registration statement
    3.6    Form of Second Amended and Restated Bylaws, to be adopted prior to effectiveness of this registration statement
    4.1    Specimen certificate for common stock
    4.2    Convertible Promissory Note, dated as of October 27, 1998, between DEN and Marc Collins-Rector, as
           Trustee of the Marc Collins-Rector Revocable Trust u/a/d 7/28/97
    4.3    Convertible Promissory Note, dated as of October 27, 1998, between DEN and Marc Collins-Rector, as
           Trustee of the Marc Collins-Rector Revocable Trust u/a/d 7/28/97
    4.4    Convertible Promissory Note, dated as of October 27, 1998, between DEN and Chad Shackley, as Trustee of the Chad Shackley Revocable Trust u/a/d 7/28/97
    4.5    Convertible Promissory Note, dated as of October 27, 1998, between DEN and Chad Shackley, as Trustee of the Chad Shackley Revocable Trust u/a/d 7/28/97
    4.6    Convertible Promissory Note, dated as of April 22, 1999, between DEN and Marc Collins-Rector, as
           Trustee of the Marc Collins-Rector Revocable Trust u/a/d 7/28/97
    4.7    Bridge Note, dated as of May 19, 1999, between DEN and Marc Collins-Rector, as Trustee of the Marc
           Collins-Rector Revocable Trust u/a/d 7/28/97
    4.8    Letter terminating availability under April 22, 1999 Convertible Promissory Note, dated as of May 27,
           1999
    5.1    Form of Opinion of Latham & Watkins with respect to legality
   10.1    Amended and Restated 1998 Incentive Compensation Plan
   10.2    1999 Incentive Compensation Plan
   10.3    Form of 1999 Non-Employee Directors' Stock Option Plan, to be adopted prior to effectiveness of this registration statement
   10.4*   Founders' Performance Stock Option Plan
   10.5*   Amended and Restated Executive Employment Agreement, dated as of           , between DEN and David A.
           Neuman
   10.6*   Amended and Restated Executive Employment Agreement, dated as of           , between DEN and Edward
           H. Winter, Jr.
   10.7*   Amended and Restated Executive Employment Agreement, dated as of           , between DEN and Alan L.
           Friel
   10.8*   Amended and Restated Executive Employment Agreement, dated as of           , between DEN and Brock
           Pierce
   10.9*   Amended and Restated Executive Employment Agreement, dated as of           , between DEN and H. James
           Ritts III
   10.10*  Executive Employment Agreement, dated as of April 12, 1999, between DEN and Bruce J. Gamache
   10.11*  Executive Employment Agreement, dated as of August 2, 1999, between DEN and Greg Carpenter
   10.12   Consulting Agreement, dated as of August 5, 1998, between U30 Group LLC and DEN
   10.13   Letter Agreement, dated as of June 1, 1999, between U30 Group LLC and DEN
   10.14*  Executive Employment Agreement, dated as of May 1, 1999, between >en. music group and Gary M. Gersh
   10.15*  Executive Employment Agreement, dated as of May 1, 1999, between >en. music group and John P. Silva

 .16  10    Intentionally omitted
 10.17     Letter Agreement, dated as of October 27, 1998, between DEN and David A. Neuman, Edward Winter and Alan L. Friel
 10.18     Letter Agreement, dated as of January 1, 1999, between DEN and David A. Neuman, Edward Winter, Alan L. Friel and Brock
           Pierce
 10.19     Letter Agreement, dated as of April 19, 1999, between DEN
           and H. James Ritts III and Bruce Gamache
 10.20     Letter Agreement, dated as of April 29, 1999, between DEN
           and David A. Neuman, Edward Winter, Alan L. Friel and H.
           James Ritts III
 10.21     Stock Option Agreement, dated March 15, 1999, between DEN
           and David Neuman
 10.22     Stock Option Agreement, dated March 15, 1999, between DEN
           and Edward Winter
 10.23     Internet Data Center Services Agreement, dated as of March
           18, 1999, between DEN and Exodus Communications, Inc.
+10.24     Restricted Stock Agreement, dated as of March 18, 1999,
           between DEN and Exodus Communications, Inc.
+10.25     Services Agreement, dated May 9, 1999, between DEN and
           INTERVU Inc., and letter of extension dated September 1,
           1999
 10.26     Lease Agreement, dated as of April 6, 1999, between DEN and
           1520 Cloverfield Partners, Ltd.
 10.27     Sublease Agreement, dated May 25, 1999, between DEN and
           BHMA, Inc.
 10.28     Lease Agreement, dated July 30, 1998, between DEN and Paul
           Weinstein and Edward Silver dba PTL Realty
 10.29     Letter Agreement, dated May 5, 1999, between DEN and Paul
           Weinstein and Edward Silver dba PTL Realty
 10.30     Lease Agreement, dated August 9, 1999, between DEN and The
           Deco Group, Inc.
+10.31     Letter Agreement, dated as of April 20, 1999, between DEN
           and Ford Motor Company
+10.32     Promotional Agreement, dated as of May 21, 1999, between DEN and Microsoft Corporation
+10.33     Letter of Agreement, dated May 27, 1999, between DEN and
           Pepsi-Cola
 10.34*    Amended and Restated Subscription and Stockholders'
           Agreement, dated as of                , between DEN and
           David A. Neuman
 10.35     Subscription and Stockholders' Agreement, dated as of June
           15, 1999, between DEN and Gary M. Gersh
 10.36     Subscription and Stockholders' Agreement, dated as of June
           15, 1999, between DEN and John P. Silva
 10.37     Form of Subscription Agreement, between DEN and the
           purchasers of Series A Convertible Preferred Stock
 10.38     Form of Series A Convertible Preferred Stock Registration
           Rights Agreement, entered into between DEN and each
           purchaser of Series A Convertible Preferred Stock
 10.39     Purchase Agreement, dated as of May 20, 1999, between DEN
           and certain purchasers of Series B Convertible Preferred
           Stock
 10.40     Form of Subscription Agreement, between DEN and the
           purchasers of Series B Convertible Preferred Stock
 10.41     Form of Series B Convertible Preferred Stock Registration
           Rights Agreement, entered into between DEN and each
           purchaser of Series B Convertible Preferred Stock

 10.42     Form of Subscription Agreement, entered into by DEN and the purchasers of Series C Convertible Preferred Stock
 10.43     Form of Series C Convertible Preferred Stock Registration
           Rights Agreement, entered into between DEN and each
           purchaser of Series C Convertible Preferred Stock
+10.44     License Agreement, dated March 31, 1999, between DEN and
           Engage Technologies, Inc.
+10.45     License Agreement, dated March 22, 1999, between DEN and
           Vignette Corporation
 10.46     Equipment Lease Agreement, dated April 8, 1999, between DEN and Cisco Systems Capital Corporation
 21.1      List of Subsidiaries
 23.1      Consent of Latham & Watkins (included in Exhibit 5.1)
 23.2      Consent of KPMG LLP
 24.1      Power of Attorney (included on signature page)
 27        Financial Data Schedule

-------------------------

* To be filed by amendment.

+ Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Securities and Exchange Commission.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes as follows:

     (a) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (e) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles and State of California, on the 17th day of September, 1999.

                                        DIGITAL ENTERTAINMENT NETWORK, INC.

                                        By: /s/ H. JAMES RITTS III
                                           -------------------------------------
                                                 H. James Ritts III
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, the undersigned directors and officers of Digital Entertainment Network, Inc., a Delaware corporation (the "Corporation"), hereby constitute and appoint H. James Ritts III and Bruce J. Gamache, each with full power of substitution and resubstitution, their true and lawful attorneys and agents to sign the names of the undersigned directors and officers in the capacities indicated below to the registration statement to which this Power of Attorney is filed as an exhibit, including to sign and file in the name and on behalf of the undersigned as director or officer of the Corporation (i) any and all amendments or supplements (including any and all stickers and post-effective amendments) to the registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by the registration statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body; and each of the undersigned hereby ratifies and confirms all that said attorneys, agents, or any of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                  TITLE                     DATE
                     ---------                                  -----                     ----

/s/ MARC COLLINS-RECTOR                                Chairman of the Board       September 17, 1999
---------------------------------------------------      and Director
Marc Collins-Rector

/s/ H. JAMES RITTS III                                 Chief Executive Officer     September 17, 1999
---------------------------------------------------      and Director
H. James Ritts III

/s/ DAVID A. NEUMAN                                    President and Director      September 17, 1999
---------------------------------------------------
David A. Neuman

/s/ BRUCE J. GAMACHE                                   Chief Financial Officer     September 17, 1999
---------------------------------------------------      and Chief Operating
Bruce J. Gamache                                         Officer

/s/ CHAD M. SHACKLEY                                   Executive Vice President    September 17, 1999
---------------------------------------------------      and Director
Chad M. Shackley

                     SIGNATURE                                  TITLE                     DATE
                     ---------                                  -----                     ----
/s/ BROCK PIERCE                                       Executive Vice              September 17, 1999
---------------------------------------------------      President-Office of
Brock Pierce                                             the Chairman and
                                                         Director

/s/ GARY M. GERSH                                      Co-President of >en.        September 17, 1999
---------------------------------------------------      music group and
Gary M. Gersh                                            Director

/s/ MITCHELL J. BLUTT                                  Director                    September 17, 1999
---------------------------------------------------
Mitchell J. Blutt

/s/ ROBERT W. DOEDE                                    Director                    September 17, 1999
---------------------------------------------------
Robert W. Doede

/s/ GILBERT B. FRIESEN                                 Director                    September 17, 1999
---------------------------------------------------
Gilbert B. Friesen

/s/ MARC B. NATHANSON                                  Director                    September 17, 1999
---------------------------------------------------
Marc B. Nathanson

/s/ MURRAY NEIDORF                                     Director                    September 17, 1999
---------------------------------------------------
Murray Neidorf

/s/ JEFFREY A. SACHS                                   Director                    September 17, 1999
---------------------------------------------------
Jeffrey A. Sachs

                               INDEX OF EXHIBITS

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  1.1*     Form of Underwriting Agreement
  3.1      Second Restated Certificate of Incorporation, as currently in effect
  3.2      Certificate of Designations for the Series B Convertible
           Preferred Stock
  3.3      Certificate of Designations for the Series C Convertible
           Preferred Stock
  3.4      Amended and Restated Bylaws, as currently in effect
  3.5      Form of Third Restated Certificate of Incorporation, to be
           adopted prior to effectiveness of this registration
           statement
  3.6      Form of Second Amended and Restated Bylaws, to be adopted
           prior to effectiveness of this registration statement
  4.1      Specimen certificate for common stock
  4.2      Convertible Promissory Note, dated as of October 27, 1998, between DEN and Marc Collins-Rector, as Trustee of the Marc
           Collins-Rector Revocable Trust u/a/d 7/28/97
  4.3      Convertible Promissory Note, dated as of October 27, 1998, between DEN and Marc Collins-Rector, as Trustee of the Marc
           Collins-Rector Revocable Trust u/a/d 7/28/97
  4.4      Convertible Promissory Note, dated as of October 27, 1998, between DEN and Chad Shackley, as Trustee of the Chad
           Shackley Revocable Trust u/a/d 7/28/97
  4.5      Convertible Promissory Note, dated as of October 27, 1998, between DEN and Chad Shackley, as Trustee of the Chad
           Shackley Revocable Trust u/a/d 7/28/97
  4.6      Convertible Promissory Note, dated as of April 22, 1999,
           between DEN and Marc Collins-Rector, as Trustee of the Marc
           Collins-Rector Revocable Trust u/a/d 7/28/97
  4.7      Bridge Note, dated as of May 19, 1999, between DEN and Marc
           Collins-Rector, as Trustee of the Marc Collins-Rector
           Revocable Trust u/a/d 7/28/97
  4.8      Letter terminating availability under April 22, 1999
           Convertible Promissory Note, dated as of May 27, 1999
  5.1      Form of Opinion of Latham & Watkins with respect to legality
 10.1      Amended and Restated 1998 Incentive Compensation Plan
 10.2      1999 Incentive Compensation Plan
 10.3      Form of 1999 Non-Employee Directors' Stock Option Plan, to
           be adopted prior to effectiveness of this registration
           statement
 10.4*     Founders' Performance Stock Option Plan
 10.5*     Amended and Restated Executive Employment Agreement, dated
           as of           , between DEN and David A. Neuman
 10.6*     Amended and Restated Executive Employment Agreement, dated
           as of           , between DEN and Edward H. Winter, Jr.
 10.7*     Amended and Restated Executive Employment Agreement, dated
           as of           , between DEN and Alan L. Friel

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 10.8*     Amended and Restated Executive Employment Agreement, dated
           as of           , between DEN and Brock Pierce
 10.9*     Amended and Restated Executive Employment Agreement, dated
           as of           , between DEN and H. James Ritts III
 10.10*    Executive Employment Agreement, dated as of April 12, 1999, between DEN and Bruce J. Gamache
 10.11*    Executive Employment Agreement, dated as of August 2, 1999, between DEN and Greg Carpenter
 10.12     Consulting Agreement, dated as of August 5, 1998, between
           U30 Group LLC and DEN
 10.13     Letter Agreement, dated as of June 1, 1999, between U30
           Group LLC and DEN
 10.14*    Executive Employment Agreement, dated as of May 1, 1999,
           between >en. music group and Gary M. Gersh
 10.15*    Executive Employment Agreement, dated as of May 1, 1999,
           between >en. music group and John P. Silva
 10.16     Intentionally omitted
 10.17     Letter Agreement, dated as of October 27, 1998, between DEN and David A. Neuman, Edward Winter and Alan L. Friel
 10.18     Letter Agreement, dated as of January 1, 1999, between DEN and David A. Neuman, Edward Winter, Alan L. Friel and Brock
           Pierce
 10.19     Letter Agreement, dated as of April 19, 1999, between DEN
           and H. James Ritts III and Bruce Gamache
 10.20     Letter Agreement, dated as of April 29, 1999, between DEN
           and David A. Neuman, Edward Winter, Alan L. Friel and H.
           James Ritts III
 10.21     Stock Option Agreement, dated March 15, 1999, between DEN
           and David Neuman
 10.22     Stock Option Agreement, dated March 15, 1999, between DEN
           and Edward Winter
 10.23     Internet Data Center Services Agreement, dated as of March
           18, 1999, between DEN and Exodus Communications, Inc.
+10.24     Restricted Stock Agreement, dated as of March 18, 1999,
           between DEN and Exodus Communications, Inc.
+10.25     Services Agreement, dated May 9, 1999, between DEN and
           INTERVU Inc., and letter of extension dated September 1,
           1999
 10.26     Lease Agreement, dated as of April 6, 1999, between DEN and
           1520 Cloverfield Partners, Ltd.
 10.27     Sublease Agreement, dated May 25, 1999, between DEN and
           BHMA, Inc.
 10.28     Lease Agreement, dated July 30, 1998, between DEN and Paul
           Weinstein and Edward Silver dba PTL Realty

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 10.29     Letter Agreement, dated May 5, 1999, between DEN and Paul
           Weinstein and Edward Silver dba PTL Realty
 10.30     Lease Agreement, dated August 9, 1999, between DEN and The
           Deco Group, Inc.
+10.31     Letter Agreement, dated as of April 20, 1999, between DEN
           and Ford Motor Company
+10.32     Promotional Agreement, dated as of May 21, 1999, between DEN and Microsoft Corporation
+10.33     Letter of Agreement, dated May 27, 1999, between DEN and
           Pepsi-Cola
 10.34*    Amended and Restated Subscription and Stockholders'
           Agreement, dated as of                , between DEN and
           David A. Neuman
 10.35     Subscription and Stockholders' Agreement, dated as of June
           15, 1999, between DEN and Gary M. Gersh
 10.36     Subscription and Stockholders' Agreement, dated as of June
           15, 1999, between DEN and John P. Silva
 10.37     Form of Subscription Agreement, between DEN and the
           purchasers of Series A Convertible Preferred Stock
 10.38     Form of Series A Convertible Preferred Stock Registration
           Rights Agreement, entered into between DEN and each
           purchaser of Series A Convertible Preferred Stock
 10.39     Purchase Agreement, dated as of May 20, 1999, between DEN
           and certain purchasers of Series B Convertible Preferred
           Stock
 10.40     Form of Subscription Agreement, between DEN and the
           purchasers of Series B Convertible Preferred Stock
 10.41     Form of Series B Convertible Preferred Stock Registration
           Rights Agreement, entered into between DEN and each
           purchaser of Series B Convertible Preferred Stock
 10.42     Form of Subscription Agreement, entered into by DEN and the purchasers of Series C Convertible Preferred Stock
 10.43     Form of Series C Convertible Preferred Stock Registration
           Rights Agreement, entered into between DEN and each
           purchaser of Series C Convertible Preferred Stock
+10.44     License Agreement, dated March 31, 1999, between DEN and
           Engage Technologies, Inc.
+10.45     License Agreement, dated March 22, 1999, between DEN and
           Vignette Corporation
 10.46     Equipment Lease Agreement, dated April 8, 1999, between DEN and Cisco Systems Capital Corporation
 21.1      List of Subsidiaries
 23.1      Consent of Latham & Watkins (included in Exhibit 5.1)
 23.2      Consent of KPMG LLP

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 24.1      Power of Attorney (included on signature page)
 27        Financial Data Schedule

-------------------------

* To be filed by amendment.

+ Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Securities and Exchange Commission.